Report to Shareholders for the Second Quarter, 2012

www.cibc.com	May 31, 2012

Report of the President and Chief Executive Officer

Overview of results

CIBC reported today net income of $811 million for the second quarter ended April 30, 2012, compared with net income of $767 million for the same period last year. Reported diluted earnings per share (EPS) were $1.90, compared with reported diluted EPS of $1.80 a year ago. Adjusted diluted EPS were $2.00(1), compared with adjusted diluted EPS of $1.83(1) a year ago. Return on common shareholders’ equity for the second quarter was 22.1%.

Results for the second quarter of 2012 were affected by the following items of note netting to a negative impact of $0.10 per share:

•	$28 million ($16 million after-tax or $0.04 per share) hedge accounting loss on leveraged leases;

•	$12 million ($0.03 per share) premium paid on preferred share redemptions;

•	$10 million ($7 million after-tax or $0.02 per share) loss from the structured credit run-off business; and

•	$7 million ($6 million after-tax or $0.01 per share) amortization of intangible assets.

Reported net income of $811 million for the second quarter compared with reported net income of $835 million for the prior quarter. Reported diluted EPS and adjusted diluted EPS of $1.90 and $2.00(1), respectively, for the second quarter compared with reported diluted EPS and adjusted diluted EPS of $1.93 and $1.97(1), respectively, for the prior quarter.

CIBC’s Tier 1 and Tangible Common Equity ratios at April 30, 2012 were 14.1% and 11.0%(1), respectively, compared to 14.3% and 10.8%(1), respectively, at January 31, 2012. CIBC currently exceeds the minimum requirements as proposed by the Basel Committee on Banking Supervision, while continuing to invest for future growth.

CIBC’s solid results in the second quarter reflect our strong focus on our clients as well as our underlying business fundamentals. CIBC was ranked as the strongest bank in North America and the third strongest bank in the world by Bloomberg Markets Magazine, the second year the bank has been recognized among the world’s strongest banks.

Core business performance

Retail and Business Banking reported net income of $556 million for the second quarter, up from $496 million for the same quarter last year.

Revenue of $2.0 billion was up 4% from the second quarter of 2011, primarily due to strong volume growth and higher treasury allocations, partly offset by narrower spreads in personal banking.

Provision for credit losses of $271 million was up slightly from $267 million in the same quarter last year due to higher losses in the personal lending portfolio, partially offset by lower write-offs net of recoveries in the cards portfolio.

During the second quarter of 2012, our retail business continued to make progress against our strategy to strengthen our focus as a client-centric organization, by building deeper relationships with our clients, improving our sales and service capabilities and acquiring and retaining clients who seek deeper and more rewarding relationships:

•

We launched the CIBC Total Banking Rebate to attract new clients and deepen our relationships with existing clients by rewarding them with discounts on their monthly account fees when they hold certain CIBC products;

•	We continue to invest in our strong distribution platform, adding 11 new or renovated branches in the first half of fiscal 2012;

•

To provide our clients with increased opportunities to do their banking, we are expanding hours of operation in our branches with many more open later on weekdays and more of our branches open on Saturdays and Sundays;

•	Demonstrating our continued commitment to Business Banking clients, we implemented inter-branch banking capabilities for Small Business clients and launched the new cash management solution, CIBC Cash Management Online, to enhance the client experience; and

•

We continued our leadership in the mobile banking space with the launch of a mobile banking App designed for the iPad that makes it easier for clients to manage their finances by offering rich interactive graphics and visuals.

Continuing our leadership in mobile financial services innovations, we announced post quarter-end, in partnership with Rogers Communications, our plans to become the first bank in Canada to offer mobile payments functionality for our clients later this year. This new functionality will allow our clients to use their existing CIBC credit card through their smartphone and pay at the checkout.

Wealth Management reported net income of $79 million for the second quarter, up from $73 million or 8% for the same quarter last year.

Revenue of $418 million was comparable to the second quarter of 2011. Lower commissions from equity trading and new issuance activity were offset by income from our investment in American Century Investments included in the current quarter.

During the second quarter of 2012, our wealth management business continued to make progress in support of our strategic priority of building our wealth management platform:

•	We set a new quarterly record this quarter with net sales of long-term retail mutual funds of $1.5 billion; and

•

We were presented with the ‘Deal of the Year’ award at the 19th Annual Mutual Fund Industry Awards for our acquisition of an equity stake in American Century Investments. This award recognizes a merger and acquisition deal that most changed the landscape of the mutual fund industry in 2011.

Wholesale Banking reported net income of $131 million for the second quarter, which was comparable to the prior quarter. Lower capital markets and corporate and investment banking revenue were largely offset by a lower effective tax rate, lower non-interest expenses, and a lower provision for credit losses.

Revenue of $402 million was down from $438 million in the prior quarter, primarily due to lower revenue from equity derivatives and commodities trading, debt issuance activity, foreign exchange trading, and lower merchant banking gains, partially offset by higher treasury allocations. The hedge accounting loss on leveraged leases noted above was mostly offset by higher revenue from our structured credit run-off business.

Wholesale Banking had several notable achievements during the second quarter that supported its objective to be the premier client-focused wholesale bank centred in Canada:

•	CIBC acted as co-lead arranger, joint bookrunner and syndication agent for the pro rata portion of Telesat Canada’s $2.5 billion credit facilities;

•	CIBC acted as joint bookrunner on Wells Fargo Canada Corporation’s $1.5 billion bond offering;

•	CIBC acted as exclusive financial advisor to Pan American Silver Corp. on its $1.5 billion acquisition of Minefinders Corp.;

•	CIBC acted as co-lead manager and joint bookrunner on a $604 million common share financing for Crescent Point Energy Corp.;

•	CIBC acted as sole agent on a $300 million, 5-year floating rate note offering for the Province of Manitoba; and

•	CIBC acted as joint lead agent and joint bookrunner for $225 million of senior secured bonds for Lower Mattagami Energy Limited Partnership.

CIBC delivered strong performance during the second quarter. The investments we are making in our retail and business banking, wealth management and wholesale banking businesses are furthering our strength and positioning us well for the future.

CIBC in our communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter:

•

As part of our lead sponsorship of the 2015 Pan/Parapan Am Games, we unveiled the CIBC Pan and Parapan Games Athletes’ Village and introduced the CIBC Youthvision Scholarship Athlete Award – a $1 million investment in young people and amateur sport in Canada over 10 years.

•

CIBC celebrated Daffodil Month in April with several donations to cancer treatment and research at hospitals across the country and the launch of cancer-related fundraising campaigns for the BC Children’s Hospital, CIBC Charles-Bruneau, Weekend to End Women’s Cancers and Minor Hockey Fights Cancer.

2	CIBC Second Quarter 2012

•

CIBC marked its 15th anniversary as National partner of Canada’s 50 Best Managed Companies, the country’s leading business awards program recognizing excellence in domestically-owned and -managed private companies with revenues over $10 million.

•

The CIBC Children’s Foundation announced $500,000 in funding for an innovative clinical research study in robotic therapy for children with cerebral palsy at Holland Bloorview Kids Rehabilitation Hospital.

Gerald T. McCaughey

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Second Quarter 2012	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the quarter ended April 30, 2012, compared with prior quarters. The MD&A should be read in conjunction with our 2011 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of May 30, 2012. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 230 to 234 of our 2011 Annual Report.

External Reporting Changes

Adoption of IFRS

We adopted IFRS commencing November 1, 2011 as a replacement of prior Canadian generally accepted accounting principles (Canadian GAAP). Accordingly, the interim consolidated financial statements are prepared under IFRS and include corresponding comparative information for 2011. The details on the impact of transition to IFRS are provided in Note 12 to our interim consolidated financial statements.

Contents

5	Second quarter financial highlights
6	Overview
6	Financial results
7	Significant events
8	Outlook for calendar year 2012
8	Review of quarterly financial information
10	Non-GAAP measures
11	Strategic business units overview
12	Retail and Business Banking
14	Wealth Management
16	Wholesale Banking
20	Corporate and Other
22	Financial condition
22	Review of condensed consolidated balance sheet

23	Capital resources
24	Off-balance sheet arrangements
27	Management of risk
27	Risk overview
27	Credit risk
31	Market risk
34	Liquidity risk
35	Other risks
36	Accounting and control matters
36	Critical accounting policies and estimates
42	Transition to International Financial Reporting Standards
43	Future accounting policy changes
43	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Overview of results”, “Structured credit run-off progress”, “Overview – Income Taxes”, “Overview – Significant Event”, “Overview – Outlook for calendar year 2012”, “Wholesale Banking – Structured credit run-off business”, “Capital Resources”, and “Accounting and Control Matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2012” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC Second Quarter 2012

SECOND QUARTER FINANCIAL HIGHLIGHTS

		As at or for the three months ended			As at or for the six months ended

Unaudited		2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
	Financial results ($ millions)
	Net interest income	$1,753	$1,842	$1,731	$3,595	$3,501
	Non-interest income	1,331	1,315	1,284	2,646	2,608
	Total revenue	3,084	3,157	3,015	6,241	6,109
	Provision for credit losses	308	338	245	646	528
	Non-interest expenses	1,764	1,791	1,756	3,555	3,561
	Income before taxes	1,012	1,028	1,014	2,040	2,020
	Income taxes	201	193	247	394	490
	Net income	$811	$835	$767	$1,646	$1,530
	Net income attributable to non-controlling interests	$1	$3	$3	$4	$6
	Preferred shareholders	44	56	42	100	84
	Common shareholders	766	776	722	1,542	1,440
	Net income attributable to equity shareholders	$810	$832	$764	$1,642	$1,524
	Financial measures
	Reported efficiency ratio	57.2%	56.7%	58.2%	57.0%	58.3%
	Adjusted efficiency ratio (1)	55.1%	55.3%	56.0%	55.2%	55.4%
	Loan loss ratio (2)	0.53%	0.54%	0.51%	0.53%	0.50%
	Return on common shareholders' equity	22.1%	22.4%	24.9%	22.2%	24.7%
	Net interest margin	1.82%	1.85%	1.79%	1.84%	1.81%
	Net interest margin on average interest-earning assets (3)	2.11%	2.16%	2.00%	2.13%	2.05%
	Return on average assets (4)	0.84%	0.84%	0.79%	0.84%	0.79%
	Return on average interest-earning assets (3)(4)	0.98%	0.98%	0.89%	0.98%	0.89%
	Total shareholder return	(1.12)%	2.78%	8.52%	1.63%	6.96%
	Common share information
Per share ($)	- basic earnings	$1.90	$1.94	$1.83	$3.84	$3.65
	- reported diluted earnings	1.90	1.93	1.80	3.83	3.60
	- adjusted diluted earnings (1)	2.00	1.97	1.83	3.97	3.87
	- dividends	0.90	0.90	0.87	1.80	1.74
	- book value	35.22	34.31	30.70	35.22	30.70
Share price ($)	- high	78.00	78.00	85.49	78.00	85.49
	- low	73.27	68.43	76.75	68.43	75.12
	- closing	74.53	76.25	81.91	74.53	81.91
Shares outstanding (thousands)	- weighted-average basic	403,058	401,099	395,373	402,068	394,265
	- weighted-average diluted	403,587	401,613	407,957	402,590	407,137
	- end of period	404,945	402,728	396,978	404,945	396,978
	Market capitalization ($ millions)	$30,181	$30,708	$32,516	$30,181	$32,516
	Value measures
	Dividend yield (based on closing share price)	4.9%	4.7%	4.4%	4.9%	4.3%
	Reported dividend payout ratio	47.4%	46.5%	47.7%	46.9%	47.7%
	Adjusted dividend payout ratio (1)	45.0%	45.5%	47.4%	45.3%	44.9%
	Market value to book value ratio	2.12	2.22	2.67	2.12	2.67
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$68,695	$71,065	$99,474	$68,695	$99,474
	Loans and acceptances, net of allowance	251,487	250,719	240,316	251,487	240,316
	Total assets	387,458	391,449	413,282	387,458	413,282
	Deposits	244,207	243,169	264,890	244,207	264,890
	Secured borrowings	52,904	52,968	46,562	52,904	46,562
	Common shareholders’ equity	14,260	13,817	12,186	14,260	12,186
	Average assets	391,646	396,122	396,575	393,909	389,114
	Average interest-earning assets (3)	337,852	339,567	354,148	338,718	344,951
	Average common shareholders’ equity	14,095	13,826	11,876	13,959	11,769
	Assets under administration (5)	1,397,624	1,364,509	1,294,029	1,397,624	1,294,029
	Balance sheet quality measures
	Risk-weighted assets ($ billions) (6)	$113.3	$111.5	$106.3	$113.3	$106.3
	Tangible common equity ratio (1)(6)	11.0%	10.8%	10.6%	11.0%	10.6%
	Tier 1 capital ratio (6)	14.1%	14.3%	14.7%	14.1%	14.7%
	Total capital ratio (6)	17.7%	18.1%	18.9%	17.7%	18.9%
	Other information
	Retail / wholesale ratio (1)(7)	76% /24%	78% / 22%	76% / 24%	76% / 24%	76% / 24%
	Full-time equivalent employees	42,267	42,181	41,928	42,267	41,928
(1)	For additional information, see the “Non-GAAP measures” section.
(2)

Commencing in the second quarter of 2012, the ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal, scored small business loans and mortgages that are greater than 90 days delinquent; and net credit card write-offs. Prior period information has been restated accordingly.

(3)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.
(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)

Includes the full contract amount of assets under administration or custody of CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(6)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(7)

For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

CIBC Second Quarter 2012	5

OVERVIEW

Financial results

Reported net income for the quarter was $811 million, compared to $767 million for the same quarter last year and $835 million for the prior quarter. Net income for the six months ended April 30, 2012 was $1,646 million, compared to $1,530 million for the same period in 2011.

Reported diluted earnings per share (EPS) for the quarter was $1.90, compared to $1.80 for the same quarter last year and $1.93 for the prior quarter. Reported diluted EPS for the six months ended April 30, 2012 was $3.83, compared to $3.60 for the same period in 2011.

Adjusted diluted EPS(1) for the quarter was $2.00, compared to $1.83 for the same quarter last year and $1.97 for the prior quarter. Adjusted diluted EPS(1) for the six months ended April 30, 2012 was $3.97, compared to $3.87 for the same period in 2011.

Adjusted diluted EPS(1) for the current quarter was affected by the following items of note:

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases;
•	$12 million premium paid on preferred share redemptions;
•	$10 million ($7 million after-tax) loss from the structured credit run-off business; and
•	$7 million ($6 million after-tax) amortization of intangible assets.

(1)	For additional information, see the “Non-GAAP measures” section.

Net interest income

Net interest income was up $22 million or 1% from the same quarter last year, largely due to higher trading-related net interest income and volume growth across most retail products, partially offset by narrower spreads and the hedge accounting loss on leveraged leases noted above.

Net interest income was down $89 million or 5% from the prior quarter, largely due to lower treasury-related net interest income and fewer days in the quarter, partially offset by wider spreads. The current quarter included the hedge accounting loss on leveraged leases noted above.

Net interest income for the six months ended April 30, 2012 was up $94 million or 3% from the same period in 2011, primarily due to higher treasury-related and trading-related net interest income and volume growth across most retail products, partially offset by narrower spreads. The current period also included the hedge accounting loss on leveraged leases and lower net interest income from the structured credit run-off business.

Non-interest income

Non-interest income was up $47 million or 4% from the same quarter last year, primarily due to higher gains net of write-downs on available-for-sale (AFS) securities, higher income from equity-accounted investments, and higher fees, partially offset by lower commissions on securities transactions.

Non-interest income was up $16 million or 1% from the prior quarter, mainly due to higher gains net of write-downs on AFS securities and higher mutual fund and underwriting and advisory fees. The prior quarter benefitted from an item of note relating to an equity-accounted investment noted on the following page.

Non-interest income for the six months ended April 30, 2012 was up $38 million or 1% from the same period in 2011. Lower underwriting and advisory fees and commissions on securities transactions were mostly offset by lower losses from the structured credit run-off business and higher gains net of write-downs on AFS securities. The current year period benefitted from an item of note relating to an equity-accounted investment, while the prior year period included items of note relating to accounting hedges and CIBC Mellon Trust Company’s (CMT) issuer service business noted on the following page.

Provision for credit losses

Provision for credit losses was up $63 million or 26% from the same quarter last year. In Retail and Business Banking, higher losses in the personal lending portfolio were partially offset by lower write-offs net of recoveries in the cards portfolio. In Wholesale Banking, provisions were up mainly due to higher losses in the U.S. real estate finance portfolio. In Corporate and Other, provisions were higher mainly due to higher provisions in FirstCaribbean International Bank (CIBC FirstCaribbean). Provisions related to the collective allowance reported in Corporate and Other were also higher mainly due to net lower reversals in the quarter as compared to the same quarter last year.

Provision for credit losses was down $30 million or 9% from the prior quarter. In Retail and Business Banking, provisions were lower due to lower write-offs and bankruptcies in the cards portfolio, partially offset by lower recoveries in business lending. In Wholesale Banking, provisions were down mainly due to lower losses in the U.S. real estate finance portfolio. Provisions related to the collective allowance reported in Corporate and Other were lower mainly due to net higher reversals in the quarter as compared to the prior quarter.

Provision for credit losses for the six months ended April 30, 2012 was up $118 million or 22% from the same period in 2011. In Retail and Business Banking, provisions were higher due to higher losses in the acquired MasterCard portfolio as expected, and higher losses in the personal lending portfolio, partially offset by lower bankruptcies in the other cards portfolios and higher recoveries in business lending portfolio. In Wholesale Banking, provisions were up mainly due to higher losses in the U.S. real estate finance portfolio. In Corporate and Other, provisions were higher mainly due to higher provisions in CIBC FirstCaribbean. Provisions related to the

6	CIBC Second Quarter 2012

collective allowance reported in Corporate and Other were also higher mainly due to net lower reversals in the first six months ended April 30, 2012 compared to the same period in 2011.

Non-interest expenses

Non-interest expenses were up $8 million compared to the same quarter last year, primarily due to higher performance-based compensation, partially offset by cost savings from operational efficiencies.

Non-interest expenses were down $27 million or 2% from the prior quarter, primarily due to lower commodity tax and performance-based compensation, partially offset by higher computer and office equipment expenses.

Non-interest expenses for the six months ended April 30, 2012 were down $6 million from the same period in 2011. Cost savings from operational efficiencies were largely offset by higher occupancy costs and employee salaries and benefits.

Income taxes

Income tax expense was down $46 million or 19% from the same quarter last year, primarily due to a lower statutory tax rate, higher tax-exempt income, and an increase in the relative proportion of income subject to lower tax rates.

Income tax expense was up $8 million or 4% from the prior quarter, mainly due to a lower tax rate on the item of note in the prior quarter relating to an equity-accounted investment noted below.

Income tax expense for the six months ended April 30, 2012 was down $96 million or 20%, from the same period in 2011, primarily due to a lower statutory tax rate, higher tax-exempt income, an increase in the relative proportion of income subject to lower income tax rates, and higher income from an equity-accounted investment.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011, in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. The Crown and CIBC have both appealed the ruling.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $180 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, are as follows:

	For the three months ended		For the six months ended

$ millions	Apr. 30, 2012 vs. Apr. 30, 2011	Apr. 30, 2012 vs. Jan. 31, 2012	Apr. 30, 2012 vs. Apr. 30, 2011
Estimated increase (decrease) in:
Total revenue	$10	$(7)	$12
Provision for credit losses	1	(1)	2
Non-interest expense	5	(3)	6
Net income	4	(3)	4
C$ vs. US$ – average depreciation (appreciation)	3%	(2)%	2%

Impact of items of note in prior periods

Our adjusted diluted EPS(1) for the prior quarters was affected by the following items of note:

(1)	For additional information, see the “Non-GAAP measures” section.

Q1, 2012

•      $37 million ($35 million after-tax) gain relating to an equity-accounted investment in our Wealth Management strategic business unit (SBU);

•      $35 million ($26 million after-tax) loss from the structured credit run-off business;

•      $18 million premium paid on preferred share redemptions; and

•      $9 million ($7 million after-tax) amortization of intangible assets.

Q2, 2011

•      $50 million ($36 million after-tax) reduction in the collective allowance recognized in Corporate and Other;

•      $46 million ($33 million after-tax) loss from the structured credit run-off business; and

•      $9 million ($7 million after-tax) amortization of intangible assets.

Q1, 2011

•      $90 million ($65 million after-tax) loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities;

•      $70 million ($50 million after-tax) loss from the structured credit run-off business;

•      $37 million after-tax gain on the sale of CMT issuer service business; and

•      $9 million ($7 million after-tax) amortization of intangible assets.

Significant events

FirstLine mortgages

We continue to explore strategic options, including a potential sale, of our broker mortgage brand called FirstLine. This strategic direction is consistent with Retail and Business Banking’s client-centric strategy, which has now put greater emphasis on branch mortgage originations.

CIBC Second Quarter 2012	7

Private wealth management (Asia)

CIBC entered into a definitive agreement in the second quarter to sell our stand alone Hong Kong and Singapore based private wealth management business. This niche advisory and brokerage business, included in International banking within Corporate and Other, provides private banking services to high net worth individuals in the Asia-Pacific region and had assets under management of under $2 billion as at April 30, 2012. The deal is subject to certain closing conditions and regulatory approvals and is expected to close by early 2013. CIBC’s other businesses in Asia are unaffected by this transaction.

Outlook for calendar year 2012

Economic growth is likely to stay relatively modest in both Canada and the U.S. in 2012. Real GDP gains are likely to be in the vicinity of 2% in Canada and slightly above that pace in the U.S. in the face of a deceleration in economic activity overseas, including a likely recession in Europe and slower growth in China. We expect European governments will show further resolve in preventing sovereign debt troubles from spilling over into a larger Eurozone banking crisis and a deeper recession, but uncertainties there could still weigh on global capital market sentiment. In the U.S., economic growth decelerated in the first half of the year, but better household credit fundamentals and ongoing job gains should support second half growth.

Canada’s economy faces a deceleration in global demand due to a likely recession in Europe, a slower pace of growth in emerging markets, and the challenges of competing in the U.S. market at a near-par exchange rate. Government spending will remain a slight negative for growth as fiscal tightening continues. Although consumer credit growth has slowed, moderate growth in consumer spending will be sustained by continued low interest rates, with the Bank of Canada limiting interest rate increases through 2012 as growth comes in below its latest forecast.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit demand could continue to see limited growth. Demand for business credit should decelerate to a still healthy growth rate. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see continued investor interest in safer, yield-bearing assets, given current global uncertainties. Equity activity should pick up as the year progresses, assuming governments successfully deal with sovereign debt troubles in Europe.

Wholesale Banking should benefit from a healthy pace of bond issuance with governments remaining heavy borrowers and businesses taking advantage of low interest rates. A lack of volatility in foreign exchange rates could weigh on trading activity in that segment. Equity issuance looks poised to pick up over the remainder of the year after a slower start, with merger activity also likely to improve. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Review of quarterly financial information

			2012				2011		2010
	$ millions, except per share amounts, for the three months ended	IFRS						Canadian GAAP
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
	Revenue
	Retail and Business Banking	$2,004	$2,029	$2,076	$2,035	$1,932	$2,002	$1,961	$1,962
	Wealth Management	418	435	396	404	420	416	378	360
	Wholesale Banking	402	438	505	454	432	478	238	315
	Corporate and Other	260	255	218	238	231	198	677	212
	Total revenue	3,084	3,157	3,195	3,131	3,015	3,094	3,254	2,849
	Net interest income	1,753	1,842	1,776	1,785	1,731	1,770	1,645	1,548
	Non-interest income	1,331	1,315	1,419	1,346	1,284	1,324	1,609	1,301
	Total revenue	3,084	3,157	3,195	3,131	3,015	3,094	3,254	2,849
	Provision for credit losses	308	338	306	310	245	283	150	221
	Non-interest expenses	1,764	1,791	1,920	2,005	1,756	1,805	1,860	1,741
		1,012	1,028	969	816	1,014	1,006	1,244	887
	Income taxes	201	193	212	225	247	243	742	244
	Non-controlling interests	n/a	n/a	n/a	n/a	n/a	n/a	2	3
	Net income	$811	$835	$757	$591	$767	$763	$500	$640
	Net income attributable to:
	Non-controlling interests	$1	$3	$3	$2	$3	$3	n/a	n/a
	Equity shareholders	810	832	754	589	764	760	500	640
Earnings per share	- basic	$1.90	$1.94	$1.80	$1.35	$1.83	$1.82	$1.17	$1.54
	- diluted	1.90	1.93	1.79	1.33	1.80	1.80	1.17	1.53

n/a	Not applicable.

8	CIBC Second Quarter 2012

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Retail and Business Banking revenue was up over the period in the table above reflecting volume growth, offset to some extent by spread compression. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010. Commencing in the first quarter of 2011 under IFRS, revenue was affected by (i) changes in accounting for self-managed customer loyalty programs which increased revenues with an offsetting increase to non-interest expenses; and (ii) the recognition of interest on impaired loans (from the unwinding of the time value of money) in interest revenue rather than as a reduction in provision for credit losses which increased revenue with an offsetting increase to provision for credit losses.

Wealth Management revenue has grown over the period on improved capital market conditions and higher net sales of long-term mutual funds. The prior quarter included an item of note relating to an equity-accounted investment. Income from our proportionate share in American Century Investments (ACI) is included from September 1, 2011.

Wholesale Banking revenue is influenced to a large extent by capital market conditions. Revenue has been adversely affected by losses in the structured credit run-off business. The current quarter included the hedge accounting loss on leveraged leases.

Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010. The gain on the sale of CMT’s Issuer Services business was included in the first quarter of 2011. The first quarter of 2011 also included losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. Commencing in the first quarter of 2011 under IFRS, revenue was affected by a number of accounting differences including (i) the consolidation of certain special purpose entities

(SPEs), which increased revenues with a partially offsetting increase in provision for credit losses and on-balance sheet accounting treatment for residential mortgage pools underlying transferred mortgage-backed securities (MBS); and (ii) equity-accounting treatment for CIBC Mellon joint ventures as compared to proportionate consolidation under Canadian GAAP.

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the cards and personal lending portfolios improved in 2010 and 2011. While the losses in the cards portfolio improved in the first half of 2012, the losses related to personal lending portfolio have stabilized. Starting in the fourth quarter of 2010, we had losses on the acquired MasterCard portfolio. Wholesale Banking provisions declined in 2010 and first three quarters of 2011, while the fourth quarter of 2011 had higher European leveraged loan losses and the first half of 2012 had higher losses in the U.S. real estate finance portfolio. Commencing in the first quarter of 2011 under IFRS, provision for credit losses include the impact of the recognition of the unwinding of the time value of money on impaired loans in interest revenue rather than as a reduction in provision for credit losses and the consolidation of certain SPEs as discussed above.

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, and pension expense. Commencing in the first quarter of 2011 under IFRS, non-interest expenses were affected by a number of accounting differences including (i) lower net actuarial loss amortization expense as a result of the “fresh-start” election to recognize net unamortized actuarial losses from our post-employment benefit plans existing as at the November 1, 2010 transition to IFRS into retained earnings; and (ii) an impairment loss relating to CIBC FirstCaribbean goodwill that was recognized in the third quarter of 2011.

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the fourth quarter of 2010. Income tax expense on capital repatriation activities was included in the fourth quarter of 2010.

CIBC Second Quarter 2012	9

NON-GAAP MEASURES

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Net interest income, taxable equivalent basis

We evaluate net interest income on an equivalent pre-tax basis. In order to arrive at the taxable equivalent basis (TEB) amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the adjusted efficiency ratio and trading income (TEB). We believe that these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Adjusted measures

Management assesses results on a reported basis and on an adjusted basis and considers both to be useful in the assessment of underlying performance. Adjusted results remove items of note from reported results. We believe that the inclusion of adjusted results provide the reader with a better understanding of how management assesses performance. We also believe that these measures provide greater consistency and comparability between our results and those of some of our Canadian peer banks who make similar adjustments in their public disclosure.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note. We also adjust net interest income to be on an equivalent TEB basis (see above for further details).

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate adjusted dividend payout ratio.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each SBU, commensurate with the risk taken.

Economic capital is an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises a number of key risk types including credit, strategic, operational, investment, and market. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients, and business lines, as required. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Tangible common equity

Tangible common equity (TCE) comprises the sum of common share capital excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income (AOCI), less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

10	CIBC Second Quarter 2012

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliations of the non-GAAP measures of our SBUs are provided in their respective sections.

		As at or for the three months ended			As at or for the six months ended

$ millions, except number of shares, per share amounts and dividend payout ratio		2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$766	$776	$734	$1,542	$1,464
Adjusting items:
After-tax impact of items of note (1)		41	16	4	57	89
Dividends on convertible preferred shares (2)		-	-	(12)	-	(24)
Adjusted net income attributable to diluted common shareholders (3)	B	$807	$792	$726	$1,599	$1,529
Reported diluted weighted-average common shares outstanding (thousands)	C	403,587	401,613	407,957	402,590	407,137
Removal of impact of convertible preferred shares (thousands) (2)		-	-	(11,591)	-	(11,902)
Adjusted diluted weighted-average shares outstanding (thousands) (3)	D	403,587	401,613	396,366	402,590	395,235
Reported diluted EPS ($)	A/C	$1.90	$1.93	$1.80	$3.83	$3.60
Adjusted diluted EPS ($) (3)	B/D	2.00	1.97	1.83	3.97	3.87
Reported and adjusted efficiency ratio
Reported total revenue	E	$3,084	$3,157	$3,015	$6,241	$6,109
Adjusting items:
Pre-tax impact of items of note (1)		29	(10)	26	19	129
TEB		61	57	45	118	84
Adjusted total revenue (3)	F	$3,174	$3,204	$3,086	$6,378	$6,322
Reported non-interest expenses	G	$1,764	$1,791	$1,756	$3,555	$3,561
Adjusting items:
Pre-tax impact of items of note (1)		(16)	(17)	(29)	(33)	(58)
Adjusted non-interest expenses (3)	H	$1,748	$1,774	$1,727	$3,522	$3,503
Reported efficiency ratio	G/E	57.2%	56.7%	58.2%	57.0%	58.3%
Adjusted efficiency ratio (3)	H/F	55.1%	55.3%	56.0%	55.2%	55.4%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$766	$776	$722	$1,542	$1,440
Adjusting items:
After-tax impact of items of note (1)		41	16	4	57	89
Adjusted net income attributable to common shareholders (3)	J	$807	$792	$726	$1,599	$1,529
Dividends paid to common shares	K	$364	$360	$344	$724	$686
Reported dividend payout ratio	K/I	47.4%	46.5%	47.7%	46.9%	47.7%
Adjusted dividend payout ratio (3)	K/J	45.0%	45.5%	47.4%	45.3%	44.9%
Trading revenue (TEB)
Reported trading revenue		$172	$167	$146	$339	$298
TEB adjustment		60	57	44	117	83
Trading revenue (TEB) (3)		$232	$224	$190	$456	$381
(1)	Reflects revenue and non-interest expense impact of items of note under “Financial results” section.
(2)

We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by the Office of the Superintendent of Financial Institutions (OSFI). By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.

(3)	Non-GAAP measure.

Strategic business units overview

The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 41 of the 2011 Annual Report. The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

CIBC Second Quarter 2012	11

RETAIL AND BUSINESS BANKING

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Results (1)

	For the three months ended			For the six months ended

$ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Revenue
Personal banking	$1,590	$1,606	$1,594	$3,196	$3,251
Business banking	368	373	342	741	693
Other	46	50	(4)	96	(10)
Total revenue	2,004	2,029	1,932	4,033	3,934
Provision for credit losses	271	281	267	552	539
Non-interest expenses	998	996	995	1,994	1,998
Income before taxes	735	752	670	1,487	1,397
Income taxes	179	185	174	364	361
Net income	$556	$567	$496	$1,123	$1,036
Net income attributable to:
Equity shareholders (a)	$556	$567	$496	$1,123	$1,036
Efficiency ratio	49.8%	49.1%	51.5%	49.4%	50.8%
Return on equity (2)	57.9%	58.2%	61.3%	58.0%	63.7%
Charge for economic capital (2) (b)	$(125)	$(130)	$(111)	$(255)	$(224)
Economic profit (2) (a+b)	$431	$437	$385	$868	$812
Full-time equivalent employees	21,733	21,706	21,581	21,733	21,581
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $556 million, an increase of $60 million or 12% from the same quarter last year. Revenue increased as a result of volume growth across most products, higher treasury allocations and fees, partially offset by narrower spreads.

Net income was down $11 million or 2% compared to the prior quarter. Revenue decreased due to fewer days in the quarter and lower card fees, partially offset by higher net mortgage prepayment penalty fees.

Net income for the six months ended April 30, 2012 was $1,123 million, an increase of $87 million or 8% from the same period in 2011. Revenue increased due to higher treasury allocations, volume growth across most products and higher fees, partially offset by narrower spreads.

Revenue

Revenue was up $72 million or 4% from the same quarter last year.

Personal banking revenue was down $4 million primarily due to narrower spreads, partially offset by volume growth across most products and higher fees.

Business banking revenue was up $26 million primarily due to strong volume growth.

Other revenue was up $50 million mainly due to higher treasury allocations.

Revenue was down $25 million or 1% from the prior quarter.

Personal banking revenue was down $16 million primarily due to fewer days and lower card fees, partially offset by higher net mortgage prepayment penalty fees.

Business banking revenue was down $5 million primarily due to fewer days.

Other revenue was down $4 million.

Revenue for the six months ended April 30, 2012 was up $99 million or 3% from the same period in 2011.

Personal banking revenue was down $55 million, primarily due to narrower spreads, partially offset by volume growth across most products and higher fees.

Business banking revenue was up $48 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was up $106 million mainly due to higher treasury allocations.

Provision for credit losses

Provision for credit losses was up $4 million or 1% from the same quarter last year due to higher losses in the personal lending portfolio, partially offset by lower write-offs net of recoveries in the cards portfolio.

Provision for credit losses was down $10 million or 4% from the prior quarter. The decrease was mainly driven by

12	CIBC Second Quarter 2012

lower write-offs and bankruptcies in the cards portfolio, partially offset by lower recoveries in business lending.

Provision for credit losses for the six months ended April 30, 2012 was up $13 million or 2% from the same period in 2011, primarily due to higher losses in the acquired MasterCard portfolio as expected and higher losses in the personal lending portfolio, partially offset by lower bankruptcies in the other cards portfolio and higher recoveries in business lending.

Non-interest expenses

Non-interest expenses were up $3 million from the same quarter last year, primarily due to increased spending on strategic business initiatives, partially offset by operational efficiencies.

Non-interest expenses were up $2 million from the prior quarter, primarily due to increased spending on strategic business initiatives, partially offset by lower commodity tax.

Non-interest expenses for the six months ended April 30, 2012 were down $4 million from the same period in 2011, primarily due to operational efficiencies, partially offset by increased spending on strategic business initiatives.

Income taxes

Income taxes were up $5 million and $3 million from the same quarter and the same six month period last year, respectively. The impact of higher income was offset by a lower Canadian statutory tax rate.

Income taxes were down $6 million from the prior quarter due to lower income.

CIBC Second Quarter 2012	13

WEALTH MANAGEMENT

Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Results (1)

	For the three months ended			For the six months ended

$ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Revenue
Retail brokerage	$263	$249	$282	$512	$563
Asset management	130	162	114	292	225
Private wealth management	25	24	24	49	48
Total revenue	418	435	420	853	836
Provision for credit losses	-	-	3	-	3
Non-interest expenses	313	312	314	625	638
Income before taxes	105	123	103	228	195
Income taxes	26	23	30	49	56
Net income	$79	$100	$73	$179	$139
Net income attributable to:
Equity shareholders (a)	$79	$100	$73	$179	$139
Efficiency ratio	74.8%	71.7%	74.8%	73.3%	76.3%
Return on equity (2)	18.8%	24.5%	34.9%	21.6%	32.4%
Charge for economic capital (2) (b)	$(52)	$(52)	$(28)	$(104)	$(57)
Economic profit (2) (a+b)	$27	$48	$45	$75	$82
Full-time equivalent employees	3,756	3,721	3,614	3,756	3,614
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $79 million, an increase of $6 million or 8% from the same quarter last year driven by higher revenue from asset management and a lower effective tax rate, partially offset by lower revenue in retail brokerage.

Net income was down $21 million or 21% compared with the prior quarter, primarily due to a gain relating to an equity-accounted investment included as an item of note in the first quarter of 2012 (see “Financial results” section for additional details), partially offset by higher retail brokerage revenue.

Net income for the six months ended April 30, 2012 was $179 million, an increase of $40 million or 29% from the same period in 2011, primarily due to higher revenue from asset management including the item of note discussed above, and lower non-interest expenses, partially offset by lower revenue in retail brokerage.

Revenue

Revenue was comparable to the same quarter last year.

Retail brokerage revenue was down $19 million or 7%, primarily due to lower commissions from equity trading and new issuance activity.

Asset management revenue was up $16 million or 14%, primarily due to income from our proportionate share in ACI from September 1, 2011.

Private wealth management revenue was comparable to the same quarter last year.

Revenue was down $17 million or 4% from the prior quarter.

Retail brokerage revenue was up $14 million or 6%, primarily due to higher commissions from equity trading, new issuance activity and higher fee-based revenues.

Asset management revenue was down $32 million or 20%, primarily due to the item of note discussed above.

Private wealth management revenue was comparable to the prior quarter.

Revenue for the six months ended April 30, 2012 was up $17 million or 2% from the same period in 2011.

Retail brokerage revenue was down $51 million or 9%, primarily due to lower commissions related to equity trading and new issuance activity.

Asset management revenue was up $67 million or 30%, primarily due to the income from ACI including the item of note discussed above.

Private wealth management revenue was comparable to the prior year period.

14	CIBC Second Quarter 2012

Non-interest expenses

Non-interest expenses were comparable to the same quarter last year and prior quarter.

Non-interest expenses for the six months ended April 30, 2012 were down $13 million or 2% from the same period in 2011 primarily due to lower performance-based compensation partially offset by higher employee salaries.

Income taxes

Income taxes were down $4 million from the same quarter last year, mainly due to a lower effective tax rate.

Income taxes were up $3 million from the prior quarter. The prior quarter had a lower tax rate on the item of note discussed above.

Income taxes for the six months ended April 30, 2012 were down $7 million from the same period in 2011, primarily due to the lower tax rate on the item of note discussed above.

CIBC Second Quarter 2012	15

WHOLESALE BANKING

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results (1)

	For the three months ended			For the six months ended

$ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Revenue (TEB) (2)
Capital markets	$285	$307	$293	$592	$610
Corporate and investment banking	175	197	164	372	388
Other	3	(9)	20	(6)	(4)
Total revenue (TEB) (2)	463	495	477	958	994
TEB adjustment	61	57	45	118	84
Total revenue	402	438	432	840	910
Provision for credit losses	16	26	4	42	6
Non-interest expenses	279	289	271	568	574
Income before taxes	107	123	157	230	330
Income taxes	(24)	(10)	17	(34)	50
Net income	$131	$133	$140	$264	$280
Net income attributable to:
Non-controlling interests	$-	$-	$-	$-	$1
Equity shareholders (a)	131	133	140	264	279
Efficiency ratio	69.6%	66.0%	62.7%	67.7%	63.1%
Return on equity (2)	25.0%	26.5%	32.9%	25.7%	31.5%
Charge for economic capital (2) (b)	$(66)	$(65)	$(57)	$(131)	$(119)
Economic profit (2) (a+b)	$65	$68	$83	$133	$160
Full-time equivalent employees	1,222	1,214	1,144	1,222	1,144
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $131 million, down $9 million from the same quarter last year, mainly due to the hedge accounting loss on leveraged leases and a higher provision for credit losses. These factors were partially offset by a lower effective tax rate and lower net losses in our structured credit run-off business and other exited portfolios.

Net income was down $2 million from the prior quarter, mainly due to lower capital markets and corporate and investment banking revenue, largely offset by a lower effective tax rate, lower non-interest expenses, and a lower provision for credit losses.

Net income for the six months ended April 30, 2012 was $264 million, a decrease of $16 million or 6% from the same period in 2011 due to lower revenue and a higher provision for credit losses, partially offset by a lower effective tax rate.

Revenue (TEB) (2)

Revenue was down $14 million or 3% from the same quarter last year.

Capital markets revenue was down $8 million, primarily due to lower revenue from foreign exchange, equity new issuances and equity trading, partially offset by higher revenue from equity derivatives trading. The prior year quarter included credit valuation adjustment (CVA) charges against credit exposure to derivative counterparties (other than financial guarantors).

Corporate and investment banking revenue was up $11 million, mainly due to higher revenue from corporate credit products and U.S. real estate finance, partially offset by lower merchant banking gains and equity new issuances revenue.

Other revenue was down $17 million, primarily due to the hedge accounting loss on leveraged leases noted above, partially offset by higher treasury allocations and lower net losses in our structured credit run-off business and other exited portfolios.

Revenue was down $32 million or 6% from the prior quarter.

Capital markets revenue was down $22 million, mainly due to lower revenue from derivatives trading, debt issuance activity, and foreign exchange trading, partially offset by higher equity new issuances revenue. The prior quarter included a reversal of CVA charges.

Corporate and investment banking revenue was down $22 million, primarily due to lower merchant banking gains, and lower revenue from U.S. real estate finance and

16	CIBC Second Quarter 2012

advisory, partially offset by higher revenue from corporate credit products.

Other revenue was up $12 million from the prior quarter, primarily due to higher treasury allocations. The hedge accounting loss on leveraged leases noted above was mostly offset by higher revenue from our structured credit run-off business.

Revenue for the six months ended April 30, 2012 was down $36 million or 4% from the same period in 2011.

Capital markets revenue was down $18 million, mainly due to lower revenue from equity new issuances and sales, partially offset by higher equity derivatives and commodities trading revenue.

Corporate and investment banking revenue was down $16 million, primarily due to lower revenue from equity new issuances and advisory, and lower merchant banking gains, partially offset by higher revenue from U.S. real estate finance and corporate credit products.

Other revenue was down $2 million, as the hedge accounting loss on leveraged leases noted above and lower revenue in exited portfolios were mostly offset by lower losses in the structured credit run-off business and higher treasury allocations.

Provision for credit losses

Provision for credit losses was up $12 million and $36 million from the same quarter and same six month period last year, respectively, mainly due to higher losses in the U.S. real estate finance portfolio.

Provision for credit losses was down $10 million from the prior quarter due to lower losses in the U.S. real estate finance portfolio.

Non-interest expenses

Non-interest expenses were up $8 million or 3% from the same quarter last year due to higher employee-related and communication expenses, partially offset by lower expenses in the structured credit run-off business.

Non-interest expenses were down $10 million or 3% from the prior quarter, primarily due to lower performance-based compensation.

Non-interest expenses for the six months ended April 30, 2012 were down $6 million or 1% from the same period in 2011, primarily due to lower expenses in the structured credit run-off business, partially offset by higher employee salaries and benefits and communication expenses.

Income taxes

Income tax recovery for the quarter was $24 million compared with an income tax expense of $17 million in the same quarter last year, primarily due to the impact of higher tax-exempt income, lower other income, and the lower effective tax rate in the current quarter.

Income tax recovery was $14 million higher than the prior quarter, primarily due to lower income.

Income tax recovery for the six months ended April 30, 2012 was $34 million compared to income tax expense of $50 million in the same period last year, primarily due to higher tax-exempt income and lower other income in the current year period.

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

	For the three months ended			For the six months ended

$ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Net interest income (expense)	$(17)	$(15)	$(7)	$(32)	$(12)
Trading income	37	8	2	45	22
Designated at fair value (FVO) gains (losses)	(22)	(21)	(31)	(43)	(81)
Other income (loss)	1	1	10	2	(4)
Total revenue	(1)	(27)	(26)	(28)	(75)
Provision for credit losses	-	-	-	-	1
Non-interest expenses	9	8	20	17	40
Loss before taxes	(10)	(35)	(46)	(45)	(116)
Income taxes	(3)	(9)	(13)	(12)	(33)
Net loss	$(7)	$(26)	$(33)	$(33)	$(83)

The net loss for the quarter was $7 million (US$7 million), compared to $33 million (US$32 million) for the same quarter last year and $26 million (US$26 million) for the prior quarter. The net loss for the six months ended April 30, 2012 was $33 million (US$33 million) compared to $83 million (US$82 million) for the same period in 2011.

The net loss for the quarter was mainly due to a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the

CIBC Second Quarter 2012	17

underlying positions, net interest expense and non-interest expenses. These were partially offset by a CVA gain of $28 million (US$29 million) relating to financial guarantors, resulting from a decrease in the value of purchased protection receivables and narrowing of credit spreads, as well as a gain on unhedged positions.

Position summary

The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at April 30, 2012		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties

	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM - CDO	$-	$-	$-	$-	$350	$327	$-	$-	$350	$327
CLO	3,968	-	3,763	3,813	3,246	119	6,256	172	317	16
Corporate debt	-	-	-	-	5,024	84	-	-	5,024	87
Other	1,058	599	77	82	676	86	399	64	25	3
Unmatched	-	-	-	-	-	-	343	117	374	-
	$5,026	$599	$3,840	$3,895	$9,296	$616	$6,998	$353	$6,090	$433
Oct. 31, 2011	$5,258	$581	$3,947	$4,044	$9,404	$765	$7,260	$479	$8,306	$536
(1)

Excluded from the table above are equity and surplus note AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors. The equity securities had a carrying value of US$7 million (October 31, 2011: US$1 million) and the surplus notes had a notional value of US$239 million (October 31, 2011: US$239 million) and a carrying value of US$32 million (October 31, 2011: US$32 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$23 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (35%) senior secured leveraged loans. As at April 30, 2012, approximately 11% of the total notional amount of the CLO tranches was rated equivalent to AAA, 83% was rated between the equivalent of AA+ and AA-, and the remainder was equivalent of A+. As at April 30, 2012, approximately 16% of the underlying collateral was rated equivalent to BB- or higher, 51% was rated between the equivalent of B+ and B-, 6% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 3.0 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 56 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in Other, as at April 30, 2012, include:

•

US$320 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$205 million;

•

US$202 million notional value of trading securities with a fair value of US$151 million, and US$319 million notional value of written protection with a fair value of US$84 million, on inflation-linked notes, and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities, with 51% rated the equivalent of AA- or higher and the majority of the remaining rated equivalent of BBB or lower;

•	US$71 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$58 million and carrying value of US$63 million;
•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$293 million and a fair value of US$233 million, tracking notes classified as AFS with a notional value of US$17 million and a fair value of US$2 million, and loans with a notional value of US$62 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$304 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

18	CIBC Second Quarter 2012

Unmatched

The underlyings in our unmatched positions are a reference portfolio of corporate debt, a loan backed by film receivables and a CLO tranche.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties

US$ millions, as at April 30, 2012	CLO	Corporate debt	CDO - USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$3,757	$-	$-	$75	$143	$3,975	$318	$(59)	$259
Non-investment grade	75	-	-	231	-	306	78	(39)	39
Unrated	2,424	-	-	93	200	2,717	109	(54)	55
	6,256	-	-	399	343	6,998	505	(152)	353
Other counterparties (1)
Investment grade	317	20	350	25	-	712	346	1	347
Unrated	-	5,004	-	-	374	5,378	87	(1)	86
	317	5,024	350	25	374	6,090	433	-	433
Total	$6,573	$5,024	$350	$424	$717	$13,088	$938	$(152)	$786
Oct. 31, 2011	$6,777	$4,980	$361	$453	$2,995	$15,566	$1,222	$(207)	$1,015
(1)

In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at April 30, 2012 was US$367 million relative to US$86 million of net exposure.

Gain on reduction of unfunded commitment on a variable funding note

In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. Refer to “Provisions and contingent liabilities” section for additional details.

CIBC Second Quarter 2012	19

CORPORATE AND OTHER

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Results (1)

	For the three months ended			For the six months ended

$ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Revenue
International banking	$139	$148	$142	$287	$287
Other	121	107	89	228	142
Total revenue	260	255	231	515	429
Provision for (reversal of) credit losses	21	31	(29)	52	(20)
Non-interest expenses	174	194	176	368	351
Income before taxes	65	30	84	95	98
Income taxes	20	(5)	26	15	23
Net income	$45	$35	$58	$80	$75
Net income attributable to:
Non-controlling interests	$1	$3	$3	$4	$5
Equity shareholders	44	32	55	76	70
Full-time equivalent employees	15,556	15,540	15,589	15,556	15,589
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

Net income for the quarter was down $13 million from the same quarter last year, mainly due to a provision for credit losses in the current quarter compared to reversal of credit losses in the prior year quarter, partially offset by higher unallocated treasury revenue.

Net income was up $10 million from the prior quarter, mainly due to higher unallocated treasury revenue and lower non-interest expenses. The current quarter had an income tax expense compared to an income tax recovery in the prior quarter.

Net income for the six months ended April 30, 2012 was $80 million, an increase of $5 million from the same period in 2011, mainly due to higher unallocated treasury revenue as the same period last year included losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. This was partially offset by a provision for credit losses in the current period compared to reversal of credit losses in the prior year period, and higher non-interest expenses. The prior year period included a gain on sale of CMT’s Issuer Services business and interest income on tax reassessments.

Revenue

Revenue was up $29 million and $5 million from the same quarter last year and prior quarter, respectively.

International banking revenue was comparable to the same quarter last year and prior quarter.

Other revenue was up $32 million and $14 million from the same quarter last year and prior quarter, respectively, mainly due to higher unallocated treasury revenue.

Revenue for the six months ended April 30, 2012 was up $86 million from the same period in 2011.

International banking revenue was comparable to the prior year period.

Other revenue was up $86 million mainly due to higher unallocated treasury revenue as the prior year period included the loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. The prior year period also included the gain on sale of CMT’s Issuer Services business and interest income on tax reassessments.

Provision for credit losses

Provision for credit losses was $21 million and $52 million for the quarter and six months ended April 30, 2012, respectively, compared with a reversal of credit losses of $29 million and $20 million in the quarter and six months ended April 30, 2011, respectively, mainly due to a higher provision for credit losses in CIBC FirstCaribbean and net lower reversal of collectively assessed credit losses relating to business and government, small business and commercial banking portfolios.

Provision for credit losses was down $10 million from the prior quarter mainly due to net higher reversal of collectively assessed credit losses relating to the cards portfolio.

20	CIBC Second Quarter 2012

Non-interest expenses

Non-interest expenses were down $2 million from the same quarter last year, and down $20 million from the prior quarter mainly due to lower unallocated corporate support costs.

Non-interest expenses for the six months ended April 30, 2012 were up $17 million, mainly due to higher unallocated corporate support costs.

Income taxes

Income taxes were down $6 million from the same quarter last year and down $8 million for the six months ended April 30, 2012 from the same period in 2011 primarily due to lower write-offs of deferred tax assets as a result of a lower decline in tax rates.

Income tax expense was $20 million in the current quarter, compared with an income tax benefit of $5 million in the prior quarter primarily due to an increase in the relative proportion of income subject to higher tax rates.

CIBC Second Quarter 2012	21

FINANCIAL CONDITION

Review of condensed consolidated balance sheet

$ millions, as at	2012 Apr. 30	2011 Oct. 31
Assets
Cash and deposits with banks	$6,157	$5,142
Securities	62,538	60,295
Securities borrowed or purchased under resale agreements	26,560	27,479
Loans and acceptances, net of allowance	251,487	248,409
Derivative instruments	25,911	28,270
Other assets	14,805	14,163
Total assets	$387,458	$383,758
Liabilities and equity
Deposits	$244,207	$237,912
Secured borrowings	52,904	51,308
Obligations related to securities lent or sold short or under repurchase agreements	20,735	21,730
Derivative instruments	26,166	28,792
Other liabilities	21,905	22,787
Subordinated indebtedness	5,112	5,138
Equity	16,429	16,091
Total liabilities and equity	$387,458	$383,758

Assets

As at April 30, 2012, total assets were up $3.7 billion or 1% from October 31, 2011.

Cash and deposits with banks increased by $1.0 billion or 20% mostly due to higher treasury deposit placements.

Securities increased by $2.2 billion or 4%, due to an increase in trading securities, partially offset by a decrease in AFS securities. Trading securities increased mainly in the equity portfolios and government-issued or guaranteed securities. AFS securities decreased largely in government-issued or guaranteed securities.

Securities borrowed or purchased under resale agreements decreased by $919 million or 3%, primarily due to a reduction in client demand and our funding requirements.

Net loans and acceptances increased by $3.1 billion or 1%. Residential mortgages were up $584 million due to mortgage originations, partially offset by principal repayments, and liquidations. Personal loans were up $276 million due to volume growth. Credit card loans were down $230 million mostly due to net repayments. Business and government loans were up $2.4 billion primarily due to growth in our domestic and international loan portfolios.

Derivative instruments decreased by $2.4 billion or 8% largely driven by valuation of interest rate and foreign exchange derivatives.

Other assets increased by $642 million or 5%, mainly due to a higher current income tax receivable as a result of payments made in the period.

Liabilities

As at April 30, 2012, total liabilities were up $3.4 billion or 1% from October 31, 2011.

Deposits increased by $6.3 billion or 3% driven by funding and retail volume growth.

Secured borrowings were up $1.6 billion or 3%, primarily due to the issuance of covered bonds.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $1.0 billion or 5%, reflecting our funding requirements and client-driven activities.

Derivative instruments decreased by $2.6 billion or 9% due to the reasons noted above for derivative assets.

Other liabilities decreased by $882 million or 4%, mainly due to lower acceptances, accrued expenses and interest payable.

Equity

Equity increased by $338 million or 2%, primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were offset in part by preferred share redemptions, as explained in the “Significant capital management activity” section below.

22	CIBC Second Quarter 2012

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 53 to 55 of the 2011 Annual Report.

Recent revisions to regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI.

In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) has proposed significant enhancements and capital reforms to the current framework. The revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning numerous new requirements, including new minimum capital ratios. For additional details on the Basel III revisions, see pages 55 to 56 of the 2011 Annual Report.

Based on our current understanding of the revised capital requirements, we expect to exceed the minimum requirements as proposed by BCBS while continuing to invest for future growth. OSFI has confirmed that it intends to incorporate the Basel III revisions into its guidelines for capital adequacy in Canada, and will issue its own domestic Basel III guidance during 2012.

Basel II changes

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the BCBS “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Securitization

We generally use a ratings-based approach for the risk weighting of non-trading securitization exposures, except liquidity facilities provided to certain SPEs for which we apply an internal assessment approach. The mapping of our internal ratings with the ratings used by external ratings agencies and our internal ratings development process is discussed in the “Credit risk” section of our 2011 Annual Report. Trading securitization exposures are risk-weighted following the internal ratings-based (IRB) approach for rated positions.

Our resecuritization exposures relate to our third-party structured vehicles and are comprised of investments, loans, and written credit derivatives.

Our credit risk-mitigation process reduces the credit risk in our overall credit exposures including securitizations and resecuritization activities. We monitor credit and market risks within the securitization and resecuritization exposures in the same way as we monitor our other credit and market risk exposures.

We usually have some pipeline exposures consisting of insured prime mortgages and uninsured Near-Prime/Alt-A mortgages which are originated in a SPE for securitization in the future.

Market risk

Changes relating to the “Revisions to the Basel II Market Risk Framework” are disclosed in detail in the “Market risk” section.

Regulatory capital

The following table presents our regulatory capital measures:

$ millions, as at	2012 Apr. 30		2011 Oct. 31 (1)
Capital
Tier 1 capital	$15,921	(2)	$16,208
Total regulatory capital	20,010	(2)(3)	20,287
Risk-weighted assets
Credit risk	$92,151		$90,110
Market risk	2,772		1,646
Operational risk	18,332		18,212
Total risk-weighted assets	$113,255		$109,968
Capital ratios
Tier 1 capital ratio	14.1%		14.7%
Total capital ratio	17.7%		18.4%
Assets-to-capital multiple	17.0	x	16.0	x
(1)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election (see discussion that follows for further details).
(3)

Excludes $262 million (€200 million) of our floating rate Debentures (subordinated indebtedness) due June 22, 2017. CIBC has notified holders of its intention to redeem the Debentures at 100% of their principal value, and accrued but unpaid interest, on June 22, 2012.

CIBC Second Quarter 2012	23

Tier 1 capital ratio was down 0.6% and the Total capital ratio was down 0.7% from October 31, 2011. The capital ratios were negatively impacted by a decrease in both Tier 1 capital and Total regulatory capital, along with an increase in RWAs. The increase in Tier 1 capital from October 31, 2011 due to internal capital generation and the issuance of common shares was more than offset by the impact of transition to IFRS, including the effect of adopting OSFI’s IFRS transitional election, and the redemption of preferred shares (see below for details). Total regulatory capital was also impacted by the removal of our floating rate Debentures (subordinated indebtedness) due June 22, 2017 (see below for details), partially offset by an increase in net after-tax unrealized holding gains on AFS equity securities. RWAs were up from year-end mainly due to higher corporate exposures and the implementation of Basel 2.5 changes noted above which resulted in higher market risk and securitization RWAs.

Assets-to-capital multiple (ACM) was up 1.0x from October 31, 2011 primarily due to higher on- and off-balance sheet assets and changes to total regulatory capital noted above.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through Canada Mortgage and Housing Corporation (CMHC) programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the six months ended April 30, 2012, we phased in $549 million of the negative IFRS transitional impact on Tier 1 capital, representing two-fifths of the aggregate $1.37 billion negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at April 30, 2012 would have been as follows:

Tier 1 capital ratio	13.3%
Total capital ratio	16.9%
ACM	17.7x

Common shares

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that, the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Significant capital management activity

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

On April 25, 2012, we notified holders of our intention to redeem all $262 million (€200 million) of our floating rate Debentures (subordinated indebtedness) due June 22, 2017. In accordance with their terms, the Debentures will be redeemed at 100% of their principal value, and accrued but unpaid interest, on June 22, 2012.

On April 30, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. Upon adoption of IFRS, we consolidated all of our previously non-consolidated sponsored trusts that securitized our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored multi-seller programs offered to external investors require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits,

24	CIBC Second Quarter 2012

we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

As at April 30, 2012, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.4 billion (October 31, 2011: $1.3 billion). The estimated weighted-average life of these assets was 1 year (October 31, 2011: 1 year). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $5 million (October 31, 2011: $3 million). Our committed backstop liquidity facilities to these conduits were $2.0 billion (October 31, 2011: $1.8 billion). We also provided credit facilities of $35 million (October 31, 2011: $40 million) to these conduits as at April 30, 2012.

We participated in a syndicated facility for a 3-year commitment of $475 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $95 million. As at April 30, 2012, we funded $82 million (October 31, 2011: $77 million) through the issuance of bankers’ acceptances and prime rate loans.

We engage one or more of the four major rating agencies, Moody’s, Dominion Bond Rating Service (DBRS), S&P, and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.

CIBC structured CDO vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles – structured credit run-off, we have investments in and liquidity facilities with third-party securitization conduits through our Treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party investment fund with the desired exposure to the referenced fund in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

CIBC Second Quarter 2012	25

The following table summarizes our exposures to off-balance sheet structured entities. Investment and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts net of any investment and loans to the entities. Written credit derivatives are notional amounts of written credit default swap (CDS) contracts and total return swaps under which we assume exposures.

$ millions, as at			2012 Apr. 30			2011 Oct. 31

	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)
CIBC sponsored conduits	$87	$1,377	$-	$80	$1,297	$-
CIBC structured CDO vehicles	270	40	248	292	42	284
Third-party structured vehicles
Structured credit run-off	4,359	334	4,566	4,497	391	4,830
Continuing	1,112	23	-	1,626	16	-
Pass-through investment structures	1,703	-	-	520	-	-
Commercial mortgage securitization trust	5	-	-	5	-	-
(1)

Excludes securities issued by, retained in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.8 billion (October 31, 2011: $3.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.

(2)

The negative fair value recorded on the interim consolidated balance sheet was $1.4 billion (October 31, 2011: $1.6 billion). Notional of $3.4 billion (October 31, 2011: $3.6 billion) were hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.4 billion (October 31, 2011: $0.5 billion). Accumulated fair value losses were $42 million (October 31, 2011: $46 million) on unhedged written credit derivatives.

Additional details of our structured entities are provided in Note 5 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 61 to 62 of the 2011 Annual Report.

26	CIBC Second Quarter 2012

MANAGEMENT OF RISK

Our approach to management of risk has not changed significantly from that described on pages 63 to 87 of the 2011 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements. In addition to the risk disclosures provided below, refer to Note 13 to our interim consolidated financial statements, which provides additional IFRS annual risk disclosures for the year ended October 31, 2011.

Risk overview

We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 63 and 64 of the 2011 Annual Report.

The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability;
•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities;

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and

•

Risk Services – This unit is responsible for regulatory and economic capital reporting, operational risk management, and enterprise-wide risk and stress analysis and reporting. Risk Services is also responsible for policies associated with credit and operational risks, including reputation and legal risks.

Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.

Credit risk

Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Exposure to credit risk

$ millions, as at	2012 Apr. 30	2011 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$74,438	$73,022
Undrawn commitments	32,031	29,707
Repo-style transactions	51,528	55,290
Other off-balance sheet	56,946	49,439
Over-the-counter (OTC) derivatives	14,999	14,429
Gross exposure at default (EAD) on business and government portfolios	229,942	221,887
Less: repo collateral	45,506	50,106
Net EAD on business and government portfolios	184,436	171,781
Retail portfolios-AIRB approach
Drawn	194,802	194,010
Undrawn commitments	70,506	69,881
Other off-balance sheet	420	428
Gross EAD on retail portfolios	265,728	264,319
Standardized portfolios	12,022	12,164
Securitization exposures	19,116	19,488
Gross EAD	$526,808	$517,858
Net EAD	$481,302	$467,752

CIBC Second Quarter 2012	27

In Canada, banks are limited to making residential real estate loans of no more than 80% of the collateral value by the Bank Act. All loans with a higher loan-to-value (LTV) ratio must be insured by either the Government of Canada or a private insurer. As of April 30, 2012, 78% (October 31, 2011: 77%) of our domestic residential mortgage portfolio was insured and 22% (October 31, 2011: 23%) was uninsured. Of this insurance, 93% is provided by the Government of Canada and 7% by two private Canadian insurers, both rated AA (low) by DBRS. While all insurers are well capitalized at the moment and private insurers claims are substantially covered by the Government of Canada in the event of a bankruptcy, there is a possibility that losses could be incurred if private insurers become bankrupt or both the private insurers and the Government of Canada deny claims under certain terms and conditions. Based on latest available industry house price estimates from Teranet (February 29, 2012) the LTV of our total domestic residential mortgage portfolio was 49.5% and that of our uninsured domestic residential mortgage portfolio was 49.4%. No material losses are expected in the mortgage portfolio.

Our real estate secured personal lending portfolio is a low risk portfolio, where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same scoring model and lending criteria in the adjudication of both first lien and second lien loans; however, our credit policies are designed to ensure that the value of both the first and second liens does not exceed 80% of the collateral value at origination.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements in our 2011 Annual Report.

We establish a CVA for expected future credit losses from each of our derivative counterparties. As at April 30, 2012, the CVA for all derivative counterparties was $188 million (October 31, 2011: $243 million).

The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral), impaired loans, and allowance for credit losses.

$ billions, as at	2012 Apr. 30		2011 Oct. 31
	Exposure
Standard & Poor's rating equivalent
AAA to BBB-	$5.86	82.3%	$5.72	79.3%
BB+ to B-	1.23	17.4	1.46	20.3
CCC+ to CCC-	0.00	0.1	0.01	0.1
Below CCC-	0.01	0.1	0.01	0.2
Unrated	0.00	0.1	0.01	0.1
	$7.10	100.0%	$7.21	100.0%

$ millions, as at	2012 Apr. 30	2011 Oct. 31
Gross impaired loans
Consumer	$789	$815
Business and government	1,153	1,102
Total gross impaired loans	$1,942	$1,917
Allowance for credit losses
Consumer	$1,151	$1,167
Business and government	705	636
Total allowance for credit losses	$1,856	$1,803
Comprises:
Individual allowance for loans	$437	$366
Collective allowance for loans (1)	1,419	1,437
Total allowance for credit losses	$1,856	$1,803
(1)	Excludes allowance on undrawn credit facilities of $48 million (October 31, 2011: $48 million).

Gross impaired loans (GIL) were up $25 million or 1% from October 31, 2011. Consumer GIL were down $26 million, mainly due to lower classifications in residential mortgages and personal lending. Business and Government GIL were up $51 million or 5%, attributable to an increase in real estate and construction, partially offset by a decrease in the telecommunication and cable sector.

The total allowance for credit losses was up $53 million or 3% from October 31, 2011. Canadian and U.S. allowances for credit losses make up 74% and 9%, respectively, of the total allowance. The individually assessed allowance was up $71 million or 19% from October 31, 2011, mainly driven by the real estate and construction, and non-residential mortgages. The collectively assessed allowance was down $18 million from October 31, 2011, largely driven by an improvement in the cards portfolio.

For details on the provision for credit losses, see the “Overview” section.

Stress testing

As part of our regular credit portfolio management process, we conduct regular stress testing and scenario analysis on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure.

28	CIBC Second Quarter 2012

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone, and selected countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. Except as noted in our indirect exposures section below, we do not have any other exposure through our SPEs to the countries included in the tables below.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold CDS contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (1) (stated at fair value).

Of our total direct exposures to Europe, approximately 99% (October 31, 2011: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

	Direct exposures

	Funded				Unfunded

$ millions, as at April 30, 2012	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$-	$75	$-	$75	$-		$-	$-
Belgium	-	4	2	6	-		1	1
Finland	1	-	1	2	-		-	-
France	52	13	22	87	12		6	18
Germany	128	65	23	216	35		2	37
Greece	-	-	-	-	-		-	-
Ireland	-	-	10	10	-		2	2
Italy	1	-	1	2	-		1	1
Luxembourg	-	-	105	105	-		-	-
Netherlands	8	218	58	284	13		45	58
Portugal	-	-	-	-	-		-	-
Slovenia	-	-	-	-	-		3	3
Spain	-	-	-	-	-		-	-
Total Eurozone	$190	$375	$222	$787	$60		$60	$120
Denmark	$-	$50	$125	$175	$-		$9	$9
Guernsey	-	-	2	2	-		-	-
Norway	-	90	120	210	-		-	-
Russia	-	-	-	-	-		-	-
Sweden	153	106	250	509	18		-	18
Switzerland	28	-	95	123	546		-	546
Turkey	-	-	4	4	-		3	3
United Kingdom	476	918	1,022	2,416	471	(2)	280	751
Total non-Eurozone	$657	$1,164	$1,618	$3,439	$1,035		$292	$1,327
Total Europe	$847	$1,539	$1,840	$4,226	$1,095		$352	$1,447
Middle East and North Africa (3)	$-	$-	$5	$5	$-		$4	$4
Total exposure	$847	$1,539	$1,845	$4,231	$1,095		$356	$1,451
October 31, 2011	$906	$3,078	$1,656	$5,640	$683		$117	$800
(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.
(2)

Includes $143 million of exposure (notional value of $181 million and fair value of $38 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured-credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

CIBC Second Quarter 2012	29

Direct exposures to certain countries and regions (continued)

	Direct exposures (continued)

	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at April 30, 2012	Corporate	Sovereign	Bank	Gross exposure	Collateral held (1)	Net exposure (C) (2)
Austria	$-	$-	$32	$32	$32	$-	$75
Belgium	-	-	53	53	50	3	10
Finland	-	-	13	13	6	7	9
France	-	-	2,244	2,244	2,215	29	134
Germany	-	-	2,443	2,443	2,248	195	448
Greece	-	-	-	-	-	-	-
Ireland	-	-	186	186	184	2	14
Italy	-	-	28	28	23	5	8
Luxembourg	-	-	-	-	-	-	105
Netherlands	-	-	474	474	447	27	369
Portugal	-	-	-	-	-	-	-
Slovenia	-	-	-	-	-	-	3
Spain	-	-	6	6	4	2	2
Total Eurozone	$-	$-	$5,479	$5,479	$5,209	$270	$1,177
Denmark	$-	$-	$21	$21	$21	$-	$184
Guernsey	-	-	-	-	-	-	2
Norway	-	-	-	-	-	-	210
Russia	-	-	-	-	-	-	-
Sweden	1	-	1	2	1	1	528
Switzerland	-	-	1,261	1,261	1,247	14	683
Turkey	-	-	-	-	-	-	7
United Kingdom	53	-	2,014	2,067	1,976	91	3,258
Total non-Eurozone	$54	$-	$3,297	$3,351	$3,245	$106	$4,872
Total Europe	$54	$-	$8,776	$8,830	$8,454	$376	$6,049
Middle East and North Africa (3)	$-	$-	$-	$-	$-	$-	$9
Total exposure	$54	$-	$8,776	$8,830	$8,454	$376	$6,058
October 31, 2011	$32	$7	$8,569	$8,608	$8,125	$483	$6,923
(1)

Collateral on derivative MTM receivables was $2.2 billion (October 31, 2011: $1.9 billion), and was all in the form of cash. Collateral on repo-style transactions was $6.3 billion (October 31, 2011: $6.2 billion), and is comprised of cash and investment-grade debt securities.

(2)	The amounts shown are before CVA. The CVA for European counterparties was $24 million (October 31, 2011: $20 million).
(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated as carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, Russia and selected countries in the Middle East and North Africa.

$ millions, as at April 30, 2012	Total indirect exposure
Austria	$14
Belgium	39
Finland	13
France	522
Germany	377
Greece	14
Ireland	79
Italy	85
Luxembourg	56
Netherlands	345
Spain	154
Total Eurozone	$1,698
Denmark	$54
Norway	9
Sweden	68
Switzerland	5
United Kingdom	658
Total non-Eurozone	$794
Total exposure	$2,492
October 31, 2011	$2,559

30	CIBC Second Quarter 2012

Selected exposures in certain activities

This section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 75 to 76 of the 2011 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at April 30, 2012	Drawn	Undrawn
Construction program	$156	$64
Interim program	3,571	353
Joint venture	417	192
Exposure, net of allowance	$4,144	$609
Of the above:
Net impaired	$184	$2
On credit watch list	258	3
Net exposure as at October 31, 2011	$3,379	$629

As at April 30, 2012, the allowance for credit losses for this portfolio was $116 million (October 31, 2011: $86 million). During the quarter and six months ended April 30, 2012, we recorded the provision for credit losses of $15 million and $41 million, respectively (provision for credit losses of $4 million and $8 million for the quarter and six months ended April 30, 2011, respectively).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at April 30, 2012, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2011: notional of $9 million and fair value of less than $1 million).

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at April 30, 2012	Drawn	Undrawn
Manufacturing	$340	$69
Publishing and printing	37	2
Utilities	10	-
Business services	7	13
Transportation	7	9
Exposure, net of allowance	$401	$93
Of the above:
Net impaired	$8	$-
On credit watch list	319	44
Net exposure as at October 31, 2011	$437	$91

As at April 30, 2012, the allowance for credit losses for this portfolio was $42 million (October 31, 2011: $43 million). During the quarter and six months ended April 30, 2012, the provision for credit losses were nil (net reversal of credit losses of $2 million and $3 million for the quarter and six months ended April 30, 2011, respectively).

U.S. leveraged finance

The following table provides a summary of our positions in this business:

$ millions, as at April 30, 2012	Drawn	Undrawn
Transportation	$111	$17
Gaming and lodging	2	-
Healthcare	2	16
Media and advertising	9	-
Manufacturing	9	13
Other	6	3
Exposure, net of allowance	$139	$49
Of the above:
Net impaired	$4	$2
On credit watch list	116	18
Net exposure as at October 31, 2011	$111	$179

As at April 30, 2012, the allowance for credit losses for this portfolio was $13 million (October 31, 2011: $13 million). During the quarter and six months ended April 30, 2012, the provision for credit losses were nil (net reversal of credit losses of $1 million and $6 million for the quarter and six months ended April 30, 2011 respectively).

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

In the first quarter of 2012, we implemented the market risk amendment (MRA) which includes stressed value-at-risk (VaR) and the incremental risk charge (IRC) as required by OSFI under the BCBS “Revisions to the Basel II Market Risk Framework”.

Stressed value-at-risk

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio over the last five years. Our current stressed VaR period is from October 6, 2008 to October 5, 2009.

CIBC Second Quarter 2012	31

Incremental risk charge

IRC is a default and migration risk charge for issuer credit risk held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

Trading activities

The following three tables show VaR, stressed VaR and IRC for our trading activities based on risk type under an internal models-based approach, for which we have been granted approval by OSFI.

Trading revenue for the purposes of these tables relates to portfolios that are treated as trading for regulatory capital purposes and excludes certain items, which may result in it being different than trading revenue for accounting purposes. In addition, the VaR measures exclude positions described in the “Structured credit run-off business” section of the MD&A.

Total average VaR for the three months ended April 30, 2012 was up 15% from the last quarter, driven mainly by an increase in our equity and interest rate risk, offset by an increase in the diversification effect.

VaR by risk type – trading portfolio

						As at or for the three months ended			For the six months ended

				2012 Apr. 30		2012 Jan. 31		2011 Apr. 30	2012 Apr. 30	2011 Apr. 30

$ millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$5.3	$1.1	$1.3	$2.4	$1.9	$1.9	$4.8	$4.3	$2.1	$3.9
Credit spread risk	2.4	0.8	1.7	1.4	0.9	1.1	1.1	1.1	1.3	1.0
Equity risk	3.8	1.5	3.8	2.4	1.8	1.8	3.5	4.4	2.1	4.1
Foreign exchange risk	1.7	0.3	0.7	0.7	0.5	0.7	0.5	1.2	0.7	1.2
Commodity risk	1.7	1.0	1.2	1.3	1.4	1.0	1.4	1.4	1.2	1.1
Debt specific risk	3.0	1.9	2.4	2.4	2.0	2.5	2.4	2.5	2.4	2.4
Diversification effect (1)	n/m	n/m	(6.2)	(6.0)	(5.0)	(5.0)	(6.4)	(7.2)	(5.5)	(6.1)
Total VaR (one-day measure)	$7.0	$3.3	$4.9	$4.6	$3.5	$4.0	$7.3	$7.7	$4.3	$7.6
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

				As at or for the three months ended			For the six months ended

$ millions				2012 Apr. 30		2012 Jan. 31	2012 Apr. 30

	High	Low	As at	Average	As at	Average	Average
Interest rate risk	$13.4	$1.5	$4.3	$6.0	$4.7	$6.8	$6.4
Credit spread risk	7.2	0.8	5.4	3.7	1.7	2.5	3.1
Equity risk	5.5	0.9	1.4	2.0	1.4	1.9	1.9
Foreign exchange risk	9.4	0.3	2.3	1.6	2.1	1.8	1.7
Commodity risk	1.5	0.4	0.9	0.9	0.9	1.1	1.0
Debt specific risk	1.1	0.6	0.8	0.8	1.0	1.1	1.0
Diversification effect (1)	n/m	n/m	(9.5)	(8.8)	(7.7)	(9.1)	(8.9)
Total stressed VaR (one-day measure)	$13.0	$2.0	$5.6	$6.2	$4.1	$6.1	$6.2
(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

				As at or for the three months ended			For the six months ended

$ millions				2012 Apr. 30		2012 Jan. 31	2012 Apr. 30

	High	Low	As at	Average	As at	Average	Average
Default risk	$52.4	$24.1	$27.9	$38.0	$28.6	$27.8	$33.0
Migration risk	37.0	18.4	31.2	28.0	26.9	44.4	36.6
Incremental risk charge (one-year measure)	$81.9	$53.6	$59.1	$66.0	$55.5	$72.2	$69.6

32	CIBC Second Quarter 2012

Trading revenue

The trading revenue (TEB)(1) and VaR graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures. As discussed previously, trading revenue disclosed in the graph is on a regulatory capital basis.

Trading revenue (TEB)(1) was positive for 98% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3.2 million during the quarter. During the quarter, the largest loss occurred on April 9, 2012, totalling $1.6 million. The loss was mainly driven by changes in interest rates and funding costs. During the quarter, the largest gain occurred on April 23, 2012, totalling $16.7 million and it was driven by revenue associated with the client index facilitation business.

Trading revenue (TEB)(1) versus VaR

(1)	For additional information, see the “Non-GAAP measures” section.

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis points increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.

CIBC Second Quarter 2012	33

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2012 Apr. 30			2012 Jan. 31			2011 Apr. 30

	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$78	$(30)	$3	$145	$(11)	$2	$181	$(2)	$5
Decrease in present value of shareholders’ equity	(123)	(169)	(38)	(47)	(63)	(38)	(12)	(154)	(30)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(171)	19	(3)	(209)	6	(2)	(198)	10	(5)
Decrease (increase) in present value of shareholders’ equity	(5)	130	38	(53)	41	38	(28)	148	30
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$137	$(51)	$6	$308	$(22)	$5	$358	$(5)	$10
Decrease in present value of shareholders’ equity	(285)	(337)	(76)	(132)	(127)	(75)	(33)	(308)	(59)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(245)	16	(7)	(324)	5	(5)	(345)	21	(10)
Decrease (increase) in present value of shareholders’ equity	(120)	129	61	(213)	38	56	(77)	288	49

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.

Balance sheet liquid assets are summarized in the following table:

$ billions, as at	2012 Apr. 30	2011 Oct. 31
Cash (1)	$1.1	$1.1
Deposits with banks (1)	4.5	3.5
Securities issued by Canadian governments (2)	7.8	9.2
Other securities (3)	42.4	42.5
Cash collateral on securities borrowed	3.1	1.8
Securities purchased under resale agreements	23.4	25.6
	$82.3	$83.7
(1)	Commencing in the second quarter of 2012, excludes restricted balances. Prior period information has been restated to conform to the presentation in the current period.
(2)	Represent government-issued or guaranteed securities with residual term to contractual maturity of more than one year.
(3)	Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities.

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at April 30, 2012 totalled $65.7 billion (October 31, 2011: $65.2 billion).

We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk-mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.

Core personal deposits remain a primary source of retail funding and totalled $112.6 billion as at April 30, 2012 (October 31, 2011: $111.8 billion).

During the quarter and six months ended April 30, 2012, we raised $1.2 billion and $4.3 billion, respectively, of secured term funding in U.S. and Canadian dollars. We also raised $1.4 billion and $4.6 billion in term funding through the issuance of unsecured U.S. and Canadian deposit notes for the quarter and six months ended April 30, 2012, respectively.

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

34	CIBC Second Quarter 2012

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include credit and liquidity commitments and other contractual obligations.

Details of our contractual obligations are provided on pages 84 to 85 of the 2011 Annual Report.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, operational, reputation and legal, regulatory, and environmental risks.

For additional details, see pages 85 to 87 of the 2011 Annual Report.

CIBC Second Quarter 2012	35

ACCOUNTING AND CONTROL MATTERS

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).

If a market price in an active market is not available, the fair value is estimated on the basis of valuation models.

Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.

Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).

If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instrument, or when market quotes or data become observable.

In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models.

Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis.

Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC:

			2012 Apr. 30			2011 Oct. 31

$ millions, as at	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC
Assets
Trading securities and loans	$575	$591	1.5%	$559	$570	1.7%
AFS securities	2	1,660	6.8	2	2,052	7.6
FVO securities	203	203	56.9	198	198	42.7
Derivative instruments	782	876	3.4	1,020	1,109	3.9
Liabilities
Deposits (2)	$382	$549	24.7%	$389	$583	33.3%
Secured borrowings – FVO	-	345	94.8	-	372	100.0
Derivative instruments	1,537	1,629	6.2	1,788	1,937	6.7
(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

36	CIBC Second Quarter 2012

Sensitivity of Level 3 financial assets and liabilities

Much of our structured credit run-off business requires the application of valuation techniques using predominantly non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.

For credit derivatives purchased from financial guarantors, our CVA is driven off market-observed credit spreads, where available and appropriate. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market credit spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default (PD) as well as loss given default (LGD). The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over equivalently rated non-financial guarantor counterparties. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we have neither experienced nor expect future credit losses.

Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.

ABS are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.

AFS privately issued equity securities are sensitive to non-observable assumptions and inputs such as projected cash flows and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate are sensitive to non-observable credit spreads, which are implied from similar ABS issuances.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.

Our unhedged non-USRMM structured credit positions are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $72 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $10 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $22 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $35 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $95 million.

A 10% reduction in the MTM of our AFS privately issued equity securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $67 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate and are valued using non-observable credit spreads would result in a gain of approximately $35 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of

CIBC Second Quarter 2012	37

approximately $12 million.

Net gains of $69 million and $92 million for the quarter and six months ended April 30, 2012 ($21 million and $22 million for the quarter and six months ended April 30, 2011) were recognized in the interim consolidated statement of income, on the financial instruments for which fair value was estimated using valuation techniques requiring predominantly non-observable market parameters. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs. We have not reflected any valuation adjustments in respect of the use of an overnight index swap (OIS) curve that some counterparties may be employing to value our collateralized derivative contracts. Market practices continue to evolve in this area and a valuation adjustment may be required in the future. We do not believe that any adjustments resulting from the use of the OIS curve to value our collateralized derivative contracts would be material to our April 30, 2012 interim consolidated financial statements.

The following table summarizes our valuation adjustments:

$ millions, as at	2012 Apr. 30	2011 Oct. 31
Securities
Market risk	$2	$4
Derivatives
Market risk	53	51
Credit risk	188	243
Administration costs	5	6
Total valuation adjustments	$248	$304

Risk factors related to fair value adjustments

We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to periodic reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

38	CIBC Second Quarter 2012

Individual allowances are not established for portfolios that are collectively assessed including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.

Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our historical experience.

Securitizations and SPEs

Securitization of our own assets

SIC Interpretation 12 (SIC-12), “Consolidation-Special Purpose Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. In assessing and determining whether we control a SPE, judgment is exercised to determine whether the activities of the SPE are being conducted on our behalf to obtain benefits from the SPE’s operation; whether we have the decision–making powers to control or to obtain control of the SPE or its assets; whether we have rights to obtain the majority of the benefits of the SPE’s activities; and whether we retain the majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. We sponsor several SPEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we currently consolidate.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle, that we do not consolidate, as well as to other third parties. IAS 39, “Financial Instrument Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired; or when we have transferred the rights to receive cash flows from the asset such that:

•	we have transferred substantially all the risks and rewards of the asset, or
•	we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

For additional information on our securitizations see the “Off-balance sheet arrangements” section and Note 5 to the interim consolidated financial statements.

Securitization of third-party assets

We also sponsor several SPEs that purchase pools of third-party assets. We monitor the extent to which we support these SPEs through direct investment in the debt issued by the SPEs and through the provision of liquidity protection to the other debt holders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a SPE, IAS 27 “Consolidated and Separate Financial Statements” requires that we reconsider this assessment in the following circumstances: (i) when there is a change in the contractual arrangements between the parties to the SPE; or (ii) when any of the parties take steps to strengthen its position and, in doing so, acquires a greater level of control. Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

CIBC Second Quarter 2012	39

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at April 30, 2012, we had goodwill of $1,671 million (October 31, 2011: $1,677 million) and other intangible assets with an indefinite life of $135 million (October 31, 2011: $136 million). Goodwill is not amortized, but is assessed, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We use judgment to estimate the recoverable amounts of our CGUs and other intangible assets with an indefinite life. The recoverable amount of CGUs and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the estimates assume that entities operating in the same industry will share similar characteristics and that entity value will correlate to those characteristics. Therefore a comparison of a CGU to similar entities whose financial information is publicly available may provide a reasonable basis to estimate fair value. These models may incorporate various key assumptions, including projected earnings and price earnings multiples. Under a discounted cash flow approach, which is often used to estimate value in use, the estimates are predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow method involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business. These models may include various key assumptions including projected cash flows, levels of required capital, growth rates, terminal growth rates and discount rates. The valuations determined by all of these models are sensitive to the underlying business conditions in the markets in which the CGUs operate. As a result, changes in estimated recoverable amounts could result in the future, depending on various factors including changes in expected economic conditions in these markets.

In the third quarter of 2011, we recognized an impairment charge of $203 million in respect of goodwill relating to CIBC FirstCaribbean, which is recorded in Corporate and Other. The impairment was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region. Should there be further reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU, this would result in additional goodwill impairment charges. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

For additional details, see Note 13 to the interim consolidated financial statements.

Income taxes

We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.

This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

We are also required to establish a deferred income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as all or a portion of the collective allowance for credit losses and loss carryforwards.

As at April 30, 2012, we had available gross deferred income tax assets of $701 million (October 31, 2011: $676 million) before a valuation allowance of $32 million (October 31, 2011: $32 million), and gross deferred income tax liabilities of $37 million (October 31, 2011: $51 million). We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our deferred income tax assets. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards.

Although realization is not assured, we believe, based on all the available evidence, it is probable that the

40	CIBC Second Quarter 2012

remaining deferred income tax assets, net of the valuation allowance, will be realized.

Income tax accounting impacts all our reporting segments.

For further details of our income taxes, see Notes 8 and 13 to the interim consolidated financial statements.

Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Notes 24 and 31 to our 2011 annual consolidated financial statements. In April 2012, the Ontario Superior Court of Justice denied the plaintiffs’ motion for certification of the Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc. matter as a class action. The proposed class action sought an unspecified amount for unpaid overtime on behalf of investment advisors and analysts employed in Ontario. There were no further significant developments in the other matters, and no significant new matters arose during the quarter ended April 30, 2012.

Gain on reduction of unfunded commitment on a variable funding note

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc.

(Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until July 20, 2012. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Post-employment and other long-term benefit plan assumptions

We are the sponsor of defined benefit pension plans including post-employment pension (pension plans) and post-employment medical and dental (other post-employment plans) for eligible employees. We also continue to sponsor a long-term disability income replacement benefit (LTD) plan and associated medical and dental benefits (collectively, other long-term benefit plans). The LTD plan was closed to new claims effective June 1, 2004.

The expense and obligations of the pension, other post-employment, and other long-term benefit plans, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected returns on assets, health-care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in determining pension, other post-employment, and other long-term benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments.

Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all of the expected benefits payments for our Canadian plans. As a result, for our Canadian pension plans and other post-employment plans, we estimate the yields of high-quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short and

CIBC Second Quarter 2012	41

medium term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

Actual results that differ from the assumptions are accumulated and amortized over future periods to the extent they exceed the threshold established by the corridor method and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2011, the net amount of unamortized actuarial losses was $257 million in respect of pension plans and $23 million in respect of other post-employment benefit plans.

Our pension plans are funded to or above the amounts required by relevant legislation or plan terms. During 2011, we contributed $281 million to the defined benefit pension plans, which included $108 million above the minimum required. Our 2011 funding contributions to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).

Our principal other post-employment benefit plan is unfunded. We fund benefit payments for this post-employment plan as incurred. During 2011, these benefit payments totalled $27 million. Our LTD plan is a funded plan. During 2011, we contributed $15 million to the trust.

Management has approved assumptions that are being used for the 2012 expense calculation. The approved weighted-average discount rate for defined benefit plans and weighted-average expected long-term rate of return on plan assets for the funded defined benefit plans are unchanged from those used for the 2011 expense calculations.

For further details of our annual pension and other post-employment expense and liability, see Note 13 to the interim consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, secured borrowings, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 1 to the interim consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Transition to International Financial Reporting Standards

We transitioned to IFRS effective November 1, 2011.

The results and balances of our 2011 comparative year have been restated to reflect the retrospective adoption of IFRS effective November 1, 2010. Note 12 to the interim consolidated financial statements contains reconciliations of our 2011 Canadian GAAP financial results to the 2011 IFRS financial results included elsewhere in the interim consolidated financial statements.

Our selection of optional exemptions and the discussion of the mandatory exceptions applied in the preparation of our November 1, 2010 opening IFRS consolidated balance sheet are provided in section A of Note 12, including our decision to apply the “fresh-start” elections that resulted in both: (i) the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 through retained earnings, and (ii) the reclassification of $575 million of accumulated net foreign exchange losses on foreign operations, net of the hedge gains and losses, from AOCI to retained earnings.

Section B of Note 12 discusses other differences between IFRS and Canadian GAAP that gave rise to adjustments in our consolidated balance sheet and consolidated statements of income and comprehensive income. The most significant change to our consolidated balance sheet was a gross-up of approximately $29 billion to our assets and liabilities from the transfer of securitized residential mortgages to a government-sponsored trust accounted as secured borrowings under IFRS, rather than as sales under Canadian GAAP. The most significant impact on our net income was due to the $203 million goodwill impairment charge relating to CIBC FirstCaribbean that we recognized only under IFRS in the third quarter of 2011.

Note 13 to the interim consolidated financial statements contains IFRS disclosures related to the 2011 comparative period that are generally only required on an annual basis and that were not previously provided in the 2011 Canadian GAAP consolidated financial statements either because of an IFRS measurement difference or the absence of an equivalent Canadian GAAP disclosure requirement.

42	CIBC Second Quarter 2012

Future accounting policy changes

For details on the future accounting policy changes, see Note 14 to the interim consolidated financial statements.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2012, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter and six months ended April 30, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Second Quarter 2012	43

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Contents

45	Consolidated balance sheet
46	Consolidated statement of income
47	Consolidated statement of comprehensive income
48	Consolidated statement of changes in equity
49	Consolidated statement of cash flows
50	Notes to the interim consolidated financial statements

50	Note 1	–	Basis of preparation and summary of significant accounting policies
62	Note 2	–	Fair value of financial instruments
64	Note 3	–	Securities
65	Note 4	–	Loans
67	Note 5	–	Structured entities and derecognition of financial assets
70	Note 6	–	Share capital
71	Note 7	–	Post-employment benefit expense

72	Note 8	–	Income taxes
72	Note 9	–	Earnings per share
73	Note 10	–	Provisions and contingent liabilities
73	Note 11	–	Segmented information
76	Note 12	–	Transition to International Financial Reporting Standards
101	Note 13	–	Additional annual disclosures under IFRS
118	Note 14	–	Accounting developments

44	CIBC Second Quarter 2012

CONSOLIDATED BALANCE SHEET

Unaudited, $ millions, as at	2012 Apr. 30	2011 Oct. 31	2010 Nov. 1
ASSETS
Cash and non-interest-bearing deposits with banks	$2,200	$1,481	$1,817
Interest-bearing deposits with banks	3,957	3,661	9,005
Securities
Trading	37,651	32,713	29,074
Available-for-sale (AFS) (Note 3)	24,530	27,118	24,369
Designated at fair value (FVO)	357	464	875
	62,538	60,295	54,318
Cash collateral on securities borrowed	3,116	1,838	2,401
Securities purchased under resale agreements	23,444	25,641	34,722
Loans
Residential mortgages	151,103	150,509	143,284
Personal	35,114	34,842	34,335
Credit card	15,492	15,744	15,914
Business and government	42,602	39,663	37,946
Allowance for credit losses (Note 4)	(1,856)	(1,803)	(1,886)
	242,455	238,955	229,593
Other
Derivative instruments	25,911	28,270	24,700
Customers' liability under acceptances	9,032	9,454	7,633
Land, buildings and equipment	1,560	1,580	1,568
Goodwill	1,671	1,677	1,907
Software and other intangible assets	661	633	579
Investments in equity-accounted associates and joint ventures	1,389	1,394	495
Other assets	9,524	8,879	10,570
	49,748	51,887	47,452
	$387,458	$383,758	$379,308
LIABILITIES AND EQUITY
Deposits
Personal	$117,798	$116,592	$113,294
Business and government	121,332	117,143	115,841
Bank	5,077	4,177	5,618
	244,207	237,912	234,753
Obligations related to securities sold short	9,891	10,316	9,673
Cash collateral on securities lent	3,041	2,850	4,306
Secured borrowings	52,904	51,308	43,518
Capital Trust securities	1,617	1,594	1,600
Obligations related to securities sold under repurchase agreements	7,803	8,564	20,651
Other
Derivative instruments	26,166	28,792	25,363
Acceptances	9,032	9,489	7,633
Other liabilities	11,256	11,704	12,239
	46,454	49,985	45,235
Subordinated indebtedness	5,112	5,138	4,773
Equity
Preferred shares (Note 6)	2,006	2,756	3,156
Common shares (Note 6)	7,697	7,376	6,804
Contributed surplus	86	93	98
Retained earnings	6,276	5,457	4,157
Accumulated other comprehensive income (AOCI)	201	245	416
Total shareholders' equity	16,266	15,927	14,631
Non-controlling interests	163	164	168
Total equity	16,429	16,091	14,799
	$387,458	$383,758	$379,308

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2012	45

CONSOLIDATED STATEMENT OF INCOME

		For the three months ended			For the six months ended

Unaudited, $ millions		2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Interest income
Loans		$2,454	$2,540	$2,499	$4,994	$5,085
Securities		363	388	355	751	703
Securities borrowed or purchased under resale agreements		77	76	87	153	183
Deposits with banks		9	11	14	20	32
		2,903	3,015	2,955	5,918	6,003
Interest expense
Deposits		620	622	634	1,242	1,307
Secured borrowings		290	293	308	583	617
Securities sold short		77	87	101	164	194
Securities lent or sold under repurchase agreements		41	52	72	93	154
Subordinated indebtedness		52	52	55	104	110
Capital Trust securities		36	36	35	72	69
Other		34	31	19	65	51
		1,150	1,173	1,224	2,323	2,502
Net interest income		1,753	1,842	1,731	3,595	3,501
Non-interest income
Underwriting and advisory fees		114	107	128	221	290
Deposit and payment fees		188	190	183	378	369
Credit fees		98	97	92	195	184
Card fees		149	164	145	313	301
Investment management and custodial fees		105	102	103	207	203
Mutual fund fees		219	212	214	431	421
Insurance fees, net of claims		80	82	73	162	152
Commissions on securities transactions		107	101	138	208	277
Trading income		60	61	62	121	133
AFS securities gains, net		81	52	35	133	96
FVO losses, net		(30)	(24)	(41)	(54)	(103)
Foreign exchange other than trading		35	30	43	65	115
Income from equity-accounted associates and joint ventures		24	62	15	86	75
Other		101	79	94	180	95
		1,331	1,315	1,284	2,646	2,608
Total revenue		3,084	3,157	3,015	6,241	6,109
Provision for credit losses (Note 4)		308	338	245	646	528
Non-interest expenses
Employee compensation and benefits		994	1,013	948	2,007	1,976
Occupancy costs		172	173	166	345	328
Computer, software and office equipment		256	241	245	497	488
Communications		76	79	76	155	150
Advertising and business development		52	49	51	101	97
Professional fees		43	39	41	82	77
Business and capital taxes		10	13	10	23	22
Other		161	184	219	345	423
		1,764	1,791	1,756	3,555	3,561
Income before income taxes		1,012	1,028	1,014	2,040	2,020
Income taxes		201	193	247	394	490
Net income		$811	$835	$767	$1,646	$1,530
Net income attributable to non-controlling interests		$1	$3	$3	$4	$6
Preferred shareholders		$44	$56	$42	$100	$84
Common shareholders		766	776	722	1,542	1,440
Net income attributable to equity shareholders		$810	$832	$764	$1,642	$1,524
Earnings per share (in dollars) (Note 9)	-Basic	$1.90	$1.94	$1.83	$3.84	$3.65
	-Diluted	1.90	1.93	1.80	3.83	3.60
Dividends per common share (in dollars)		0.90	0.90	0.87	1.80	1.74

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC Second Quarter 2012

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended			For the six months ended

Unaudited, $ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Net income	$811	$835	$767	$1,646	$1,530
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(95)	41	(272)	(54)	(365)
Net (gains) losses on investments in foreign operations reclassified to net income	-	1	-	1	-
Net gains (losses) on hedges of investments in foreign operations	39	(19)	84	20	113
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	(1)	-	(1)	-
	(56)	22	(188)	(34)	(252)
Net change in AFS securities
Net gains (losses) on AFS securities	(2)	85	26	83	(16)
Net (gains) losses on AFS securities reclassified to net income	(57)	(40)	(8)	(97)	(63)
	(59)	45	18	(14)	(79)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(3)	3	(9)	-	(27)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(1)	5	7	4	11
	(4)	8	(2)	4	(16)
Total OCI(1)	(119)	75	(172)	(44)	(347)
Comprehensive income	$692	$910	$595	$1,602	$1,183
Comprehensive income attributable to non-controlling interests	$1	$3	$3	$4	$6
Preferred shareholders	$44	$56	$42	$100	$84
Common shareholders	647	851	550	1,498	1,093
Comprehensive income attributable to equity shareholders	$691	$907	$592	$1,598	$1,177
(1)

Includes $4 million of gains for the quarter ended April 30, 2012 (January 31, 2012: $3 million of gains; April 30, 2011: $3 million of losses) and $7 million of gains for the six months ended April 30, 2012 (April 30, 2011: $7 million of losses) relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the six months ended

Unaudited, $ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$3	$(1)	$1	$2	$1
Net gains (losses) on hedges of investments in foreign operations	(9)	5	(18)	(4)	(25)
	(6)	4	(17)	(2)	(24)
Net change in AFS securities
Net gains (losses) on AFS securities	12	(34)	(3)	(22)	5
Net (gains) losses on AFS securities reclassified to net income	25	15	6	40	40
	37	(19)	3	18	45
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	3	(2)	1	1	9
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(1)	(1)	-	(2)	(3)
	2	(3)	1	(1)	6
	$33	$(18)	$(13)	$15	$27

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2012	47

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the three months ended			For the six months ended

Unaudited, $ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Preferred shares
Balance at beginning of period	$2,306	$2,756	$3,156	$2,756	$3,156
Redemption of preferred shares	(300)	(450)	-	(750)	-
Balance at end of period	$2,006	$2,306	$3,156	$2,006	$3,156
Common shares
Balance at beginning of period	$7,537	$7,376	$6,951	$7,376	$6,804
Issue of common shares	156	161	165	317	312
Treasury shares	4	-	-	4	-
Balance at end of period	$7,697	$7,537	$7,116	$7,697	$7,116
Contributed surplus
Balance at beginning of period	$87	$93	$98	$93	$98
Stock option expense	1	3	1	4	2
Stock options exercised	(2)	(9)	(7)	(11)	(9)
Other	-	-	(2)	-	(1)
Balance at end of period	$86	$87	$90	$86	$90
Retained earnings
Balance at beginning of period	$5,873	$5,457	$4,533	$5,457	$4,157
Net income attributable to equity shareholders	810	832	764	1,642	1,524
Dividends
Preferred	(32)	(38)	(42)	(70)	(84)
Common	(364)	(360)	(344)	(724)	(686)
Premium on redemption of preferred shares	(12)	(18)	-	(30)	-
Other	1	-	-	1	-
Balance at end of period	$6,276	$5,873	$4,911	$6,276	$4,911
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(66)	$(88)	$(64)	$(88)	$-
Net change in foreign currency translation adjustments	(56)	22	(188)	(34)	(252)
Balance at end of period	$(122)	$(66)	$(252)	$(122)	$(252)
Net gains (losses) on AFS securities
Balance at beginning of period	$383	$338	$300	$338	$397
Net change in AFS securities	(59)	45	18	(14)	(79)
Balance at end of period	$324	$383	$318	$324	$318
Net gains (losses) on cash flow hedges
Balance at beginning of period	$3	$(5)	$5	$(5)	$19
Net change in cash flow hedges	(4)	8	(2)	4	(16)
Balance at end of period	$(1)	$3	$3	$(1)	$3
Total AOCI, net of tax	$201	$320	$69	$201	$69
Non-controlling interests
Balance at beginning of period	$163	$164	$163	$164	$168
Net income attributable to non-controlling interests	1	3	3	4	6
Dividends	-	(2)	-	(2)	(4)
Other	(1)	(2)	(9)	(3)	(13)
Balance at end of period	$163	$163	$157	$163	$157
Equity at end of period	$16,429	$16,286	$15,499	$16,429	$15,499

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC Second Quarter 2012

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the six months ended

Unaudited, $ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$811	$835	$767	$1,646	$1,530
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	308	338	245	646	528
Amortization (1)	92	91	89	183	178
Stock option expense	1	3	1	4	2
Deferred income taxes	(51)	15	160	(36)	378
AFS securities gains, net	(81)	(52)	(35)	(133)	(96)
Net gains on disposal of land, buildings and equipment	-	-	(1)	-	(4)
Other non-cash items, net	(20)	131	3	111	(114)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	788	(1,084)	(16,141)	(296)	(25,600)
Loans, net of repayments	(1,669)	(2,951)	(1,817)	(4,620)	(3,324)
Deposits, net of withdrawals	1,536	4,580	19,613	6,116	30,930
Obligations related to securities sold short	1,532	(1,957)	1,219	(425)	2,996
Accrued interest receivable	(42)	5	(51)	(37)	96
Accrued interest payable	206	(368)	199	(162)	(153)
Derivative assets	4,439	(3,095)	(1,878)	1,344	3,260
Derivative liabilities	(4,639)	3,616	1,820	(1,023)	(3,444)
Trading securities	(2,069)	(2,869)	(5,954)	(4,938)	(9,494)
FVO securities	40	67	324	107	298
Other FVO assets and liabilities	(200)	125	(239)	(75)	(473)
Current income taxes	53	(555)	39	(502)	(67)
Cash collateral on securities lent	840	(649)	1,419	191	592
Obligations related to securities sold under repurchase agreements	(3,043)	2,282	(2,693)	(761)	(439)
Secured borrowings	203	1,456	299	1,659	3,115
Cash collateral on securities borrowed	(1,250)	(28)	(1,915)	(1,278)	(809)
Securities purchased under resale agreements	(609)	2,806	4,077	2,197	(623)
Other, net	(16)	(354)	386	(370)	917
	(2,840)	2,388	(64)	(452)	180
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	-	1,500
Redemption/repurchase of subordinated indebtedness	-	-	(1,080)	-	(1,080)
Redemption of preferred shares	(312)	(468)	-	(780)	(604)
Issue of common shares, net	156	161	165	317	312
Net proceeds from treasury shares	4	-	-	4	-
Dividends paid	(396)	(398)	(386)	(794)	(770)
Other, net	(1)	(9)	99	(10)	204
	(549)	(714)	(1,202)	(1,263)	(438)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(8,487)	(14,408)	(7,201)	(22,895)	(15,914)
Proceeds from sale of AFS securities	5,485	6,727	4,603	12,212	7,006
Proceeds from maturity of AFS securities	7,139	6,087	4,401	13,226	9,367
Net cash used in acquisitions	-	(3)	(6)	(3)	(12)
Net purchase of land, buildings and equipment	(53)	(45)	(53)	(98)	(80)
	4,084	(1,642)	1,744	2,442	367
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(10)	2	(27)	(8)	(35)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	685	34	451	719	74
Cash and non-interest-bearing deposits with banks at beginning of period	1,515	1,481	1,440	1,481	1,817
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,200	$1,515	$1,891	$2,200	$1,891
Cash interest paid	$944	$1,541	$1,025	$2,485	$2,655
Cash income taxes paid	199	733	48	932	179
Cash interest and dividends received	2,861	3,020	2,904	5,881	6,099
(1)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash balances of $292 million (January 31, 2012: $252 million; April 30, 2011: $238 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2012	49

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Basis of preparation and summary of significant accounting policies

Basis of preparation

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Statements” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

An explanation of how the transition to IFRS has affected the equity, net income, comprehensive income, and cash flows of CIBC is provided in Note 12.

Subject to certain transitional elections disclosed in Note 12, CIBC has consistently applied the same accounting policies in preparing its opening IFRS consolidated balance sheet as at November 1, 2010 and throughout all periods presented, as if these policies had always been applied.

While these interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements, Note 13 discloses additional IFRS information for the year ended October 31, 2011 that helps to provide an understanding of the comparative IFRS financial information in Note 12 as at and for the year ended October 31, 2011.

These interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated, which is CIBC’s functional currency.

These interim consolidated financial statements were authorized for issue by the Board of Directors on May 30, 2012.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, the allowance for credit losses, the evaluation of control of special purpose entities (SPEs), asset impairment, income taxes, contingent liabilities and employee benefits. Actual results could differ from these estimates and assumptions.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which CIBC has control, where control is defined as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Control is presumed to exist where we hold, either directly or indirectly, 50% or more of the voting rights of an entity. Generally, CIBC has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date that control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our principal subsidiaries are provided in Note 28 to our 2011 annual consolidated financial statements.

Special purpose entities

SPEs are created to accomplish a narrow and well-defined objective. We consolidate a SPE if an assessment of the relevant factors indicates that we control the SPE. The assessment of whether we have control over a SPE is performed at inception and is based on an evaluation of the substance of our relationship with the SPE and the risks and rewards.

The following factors may indicate a relationship in which we in substance control and consequently consolidate a SPE:

•	the activities of the SPE are being conducted according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from the SPE’s activities.

Consolidation conclusions are reassessed whenever there is a change in the substance of the relationship with a SPE. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the

50	CIBC Second Quarter 2012

SPE, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the SPE that were not contemplated originally and changes in the financing structure of the SPE. As part of the reassessment process, we update assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests (NCI) are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

Profits on transactions with our associates and joint ventures are eliminated to the extent of our interest in the respective associates or joint ventures. Losses are also eliminated to the extent of our interest in the associates or joint ventures unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the reporting date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI. A deferred income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign operation when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

Any accumulated exchange gains and losses and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. A disposal occurs when we have lost control, significant influence or joint control of a foreign operation. A partial disposal occurs when there has been any reduction in our ownership interest of a foreign operation other than that described above. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management’s intent with respect to a particular non-derivative financial asset. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

CIBC Second Quarter 2012	51

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we did not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. Refer to the “Impairment of financial assets” policy for our accounting for impaired loans. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are re-measured at fair value as at the reporting date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss) except to the extent they are economically hedging a FVO asset or liability, in which case the gains and losses are included in FVO (losses) gains, net. Dividends and interest income earned and interest expense incurred are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transactions costs. Only equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Refer to the “Impairment of financial assets” policy for our accounting for the impairment of AFS financial assets.

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO also includes financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the contract but are not bifurcated.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO (losses) gains, net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). See Note 13 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest

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method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued on an effective yield basis and separately disclosed in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest on cash collateral paid and received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Other, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counseling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan or revised market terms with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when there is no realistic prospect of future recovery. When loans are

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secured, this is generally after all collateral has been realized or transferred to CIBC or in certain circumstances when the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. In subsequent periods, any recoveries of amounts previously written-off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets.

LGD estimates are based on our experience over past years.
(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

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Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates. While our derivative trading activities are primarily driven by client trading activities, we may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of both over-the-counter (OTC) and exchange-traded derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 13 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives that do not qualify for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, hedging forecasted foreign currency denominated cash flows and hedging certain share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no

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longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after-tax) until the net investment is disposed of, at which time an appropriate portion of the accumulated foreign exchange gains and losses and any applicable taxes in AOCI are recognized in FXOTT and in income taxes, respectively. Changes in the fair value of the hedging derivatives attributable to the forward points are excluded from the assessment of hedge effectiveness, and are immediately included in FXOTT along with any ineffectiveness.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO (losses) gains, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The host instrument asset and liability are accreted to their maturity value through interest expense and interest income, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, these transactions are accounted for as secured borrowing transactions.

Securitizations to non-consolidated entities are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: i) transferred substantially all the risks and rewards of ownership, or ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We apply the FVO to the commitments and measure them based on an estimate of the commitments expected to be exercised. We also carry

56	CIBC Second Quarter 2012

the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the commitments and the associated economic hedges are included in FVO (losses) gains, net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is re-measured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component (net of tax) of total equity. It includes net unrealized gains and losses on AFS equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges.

Liabilities and equity

We classify financial instruments as an asset, liability, or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

Investment property

Investment property is property, owned or underlying a finance lease, held either to earn rental income or for capital appreciation or for both. We have classified a portion of a property underlying a finance lease arrangement as investment property since we sub-lease this portion to a third party. Our investment property is recognized initially at cost and is subsequently measured at

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cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 2 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including land, building and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. When impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation, if no impairment had been recognized. Impairment reversals are recognized in the consolidated statement of income in the period in which they occur.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in the same statement in which the related item appears.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax is not recognized for

58	CIBC Second Quarter 2012

temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of the expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation. Unrecognized actuarial gains and losses, past service costs and the fair value of plan assets are deducted from the defined benefit obligation to arrive at the net obligation. Plan assets are measured at fair value as at the reporting date.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on the fair value of plan assets at the beginning of the reporting period.

Past service costs from plan amendments are recognized in the year that they arise to the extent that the associated benefits are fully vested. Unvested past service costs are amortized on a straight-line basis over the vesting period of the associated benefits.

Net actuarial gains and losses that arise are recognized based on the ‘corridor’ approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are recognized in the consolidated statement of income over the expected average remaining service life of employees participating in the plan.

The expected average remaining service life of employees participating in our defined benefit pension plans is 10 years. The expected average remaining service life of employees participating in our other post-employment benefit plans is 8 years.

The net defined benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). In order to calculate the present value of economic benefits, consideration is given to minimum funding requirements that apply to the plan. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any net defined benefit surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. A change in the asset ceiling limit is not recognized in the consolidated statement of income to the extent that the gain or loss arises solely as a result of actuarial gains or losses.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to

CIBC Second Quarter 2012	59

determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to directors and certain employees in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation period, the service commencement date is considered to be the start of the fiscal year preceding the grant-date. The service commencement date in respect of special awards granted outside of the annual cycle is the grant-date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, and estimates are revised to reflect changes in expected forfeitures.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including a performance factor. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant-date fair value. Where the service commencement date precedes the grant-date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant-date, with the estimated fair value adjusted to the actual fair value at the grant-date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in contributed surplus, are credited to common share capital. If left to expire, the compensation expense remains in contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant-date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA, DSU, and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. Gains or losses on these derivatives are recognized in OCI and are reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities, are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

60	CIBC Second Quarter 2012

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over a 12-month period.

Investment management and custodial fees are primarily investment, estate and trust management fees and are recognized on an accrual basis. Prepaid fees are deferred and amortized over the contract term.

Mutual fund fees are recognized on an accrual basis.

Earnings per share

We present basic and diluted earnings per share (EPS) for our ordinary common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is determined as net income attributable to CIBC common shareholders minus dividends and premiums on non-dilutive preferred shares classified as equity, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of: (i) exercising the stock options based on the treasury stock method, and (ii) converting convertible preferred shares to common shares based on their redemption value. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

CIBC Second Quarter 2012	61

2. Fair value of financial instruments

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1			Level 2			Level 3

	Quoted market price			Valuation technique – observable market inputs			Valuation technique – non-observable market inputs			Total		Total		Total

$ millions, as at	Apr. 30 2012	Oct. 31 2011	Nov. 1 2010	Apr. 30 2012	Oct. 31 2011	Nov. 1 2010	Apr. 30 2012	Oct. 31 2011	Nov. 1 2010	Apr. 30 2012		Oct. 31 2011		Nov. 1 2010
Financial assets
Trading securities
Government issued or guaranteed	$2,737	$3,532	$4,158	$6,909	$4,686	$9,965	$-	$-	$-	$9,646		$8,218		$14,123
Corporate equity	22,205	19,197	11,819	3,001	2,636	1,089	-	-	-	25,206		21,833		12,908
Corporate debt	-	-	-	1,450	1,201	1,039	-	-	20	1,450		1,201		1,059
Mortgage- and asset-backed	-	-	-	774	902	175	575	559	809	1,349		1,461		984
Trading loans
Business and government	989	257	1,000	-	-	-	16	11	11	1,005		268		1,011
	$25,931	$22,986	$16,977	$12,134	$9,425	$12,268	$591	$570	$840	$38,656		$32,981		$30,085
AFS securities
Government issued or guaranteed	$2,118	$4,872	$6,957	$14,483	$13,486	$8,706	$-	$-	$-	$16,601		$18,358		$15,663
Corporate equity	66	115	108	-	-	5	670	718	905	736		833		1,018
Corporate debt	-	-	-	4,506	3,816	2,713	39	9	23	4,545		3,825		2,736
Mortgage- and asset-backed	-	-	-	1,697	2,777	3,398	951	1,325	1,554	2,648		4,102		4,952
	$2,184	$4,987	$7,065	$20,686	$20,079	$14,822	$1,660	$2,052	$2,482	$24,530		$27,118		$24,369
Derivative instruments
Interest rate	$3	$50	$7	$18,586	$20,008	$16,335	$81	$80	$79	$18,670		$20,138		$16,421
Foreign exchange	-	-	-	5,281	6,068	5,669	-	-	-	5,281		6,068		5,669
Credit	-	-	-	1	2	5	782	1,019	1,340	783		1,021		1,345
Equity	55	133	202	212	291	487	13	10	22	280		434		711
Precious metal	6	17	-	51	45	25	-	-	-	57		62		25
Other commodity	136	135	70	704	412	454	-	-	5	840		547		529
	$200	$335	$279	$24,835	$26,826	$22,975	$876	$1,109	$1,446	$25,911		$28,270		$24,700
FVO securities	$-	$-	$-	$154	$266	$605	$203	$198	$270	$357		$464		$875
Total financial assets	$28,315	$28,308	$24,321	$57,809	$56,596	$50,670	$3,330	$3,929	$5,038	$89,454		$88,833		$80,029
Financial liabilities
Deposits	$-	$-	$-	$(1,677)	$(1,170)	$(2,397)	$(549)	$(583)	$(891)	$(2,226	)(1)	$(1,753	)(1)	$(3,288	)(1)
Secured borrowings and other liabilities – FVO	-	-	-	(19)	-	-	(345)	(372)	(359)	(364)		(372)		(359)
Obligations related to securities sold short	(5,313)	(5,150)	(3,793)	(4,578)	(5,166)	(5,880)	-	-	-	(9,891)		(10,316)		(9,673)
	$(5,313)	$(5,150)	$(3,793)	$(6,274)	$(6,336)	$(8,277)	$(894)	$(955)	$(1,250)	$(12,481)		$(12,441)		$(13,320)
Derivative instruments
Interest rate	$(1)	$(45)	$(6)	$(18,171)	$(19,667)	$(16,656)	$(88)	$(84)	$(85)	$(18,260)		$(19,796)		$(16,747)
Foreign exchange	-	-	-	(4,813)	(5,524)	(5,412)	-	-	-	(4,813)		(5,524)		(5,412)
Credit	-	-	-	(1)	-	-	(1,538)	(1,787)	(2,061)	(1,539)		(1,787)		(2,061)
Equity	(31)	(90)	(178)	(843)	(956)	(428)	(3)	(48)	(57)	(877)		(1,094)		(663)
Precious metal	(9)	(16)	-	(43)	(34)	(30)	-	-	-	(52)		(50)		(30)
Other commodity	(159)	(81)	(86)	(466)	(442)	(335)	-	(18)	(29)	(625)		(541)		(450)
	$(200)	$(232)	$(270)	$(24,337)	$(26,623)	$(22,861)	$(1,629)	$(1,937)	$(2,232)	$(26,166)		$(28,792)		$(25,363)
Total financial liabilities	$(5,513)	$(5,382)	$(4,063)	$(30,611)	$(32,959)	$(31,138)	$(2,523)	$(2,892)	$(3,482)	$(38,647)		$(41,233)		$(38,683)
(1)

Comprises FVO deposits of $2,022 million (October 31, 2011: $1,523 million; November 1, 2010: $2,993 million) and bifurcated embedded derivatives of $204 million (October 31, 2011: $230 million; November 1, 2010: $295 million).

During the quarter and six months ended April 30, 2012, there were no transfers of financial instruments between the levels.

The net gain recognized in the interim consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter and six months ended April 30, 2012 was

$69 million and $92 million, respectively (net gain of $21 million and $22 million for the quarter and six months ended April 30, 2011).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different

62	CIBC Second Quarter 2012

level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income

$ millions, for the three months ended	Opening balance	Realized(1)	Unrealized(1)(2)	Net unrealized gains (losses) included in OCI	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2012
Trading securities and loans	$575	$10	$13	$-	$-	$17	$-	$-	$(24)	$591
AFS securities	1,857	7	(5)	13	-	12	-	(51)	(173)	1,660
FVO securities	182	1	22	-	-	-	-	-	(2)	203
Derivative assets	952	8	(66)	-	-	-	-	-	(18)	876
Total assets	$3,566	$26	$(36)	$13	$-	$29	$-	$(51)	$(217)	$3,330
Deposits (3)	$(571)	$(1)	$20	$-	$-	$-	$(12)	$4	$11	$(549)
Secured borrowings-FVO	(351)	-	3	-	-	-	-	3	-	(345)
Derivative liabilities	(1,757)	(3)	60	-	-	-	-	-	71	(1,629)
Total liabilities	$(2,679)	$(4)	$83	$-	$-	$-	$(12)	$7	$82	$(2,523)
Oct. 31, 2011
Trading securities and loans	$591	$(84)	$82	$-	$-	$-	$-	$(1)	$(18)	$570
AFS securities	2,459	170	(17)	(149)	-	39	(227)	-	(223)	2,052
FVO securities	217	4	(7)	-	-	-	-	-	(16)	198
Derivative assets	982	(66)	219	-	-	-	1	-	(27)	1,109
Total assets	$4,249	$24	$277	$(149)	$-	$39	$(226)	$(1)	$(284)	$3,929
Deposits (3)	$(680)	$27	$54	$-	$12	$-	$-	$4	$-	$(583)
Secured borrowings-FVO	(371)	-	(2)	-	-	-	-	1	-	(372)
Derivative liabilities	(1,769)	21	(238)	-	-	-	(1)	2	48	(1,937)
Total liabilities	$(2,820)	$48	$(186)	$-	$12	$-	$(1)	$7	$48	$(2,892)
(1)	Includes foreign currency gains and losses.
(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)

Comprises FVO deposits of $426 million (October 31, 2011: $432 million; November 1, 2010: $651 million) and bifurcated embedded derivatives of $123 million (October 31, 2011: $151 million; November 1, 2010: $240 million).

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.

Asset-backed securities (ABS) are sensitive to credit spreads, which we consider to be a non-observable market input.

AFS privately issued equity securities are sensitive to non-observable assumptions and inputs such as projected cash flow and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate are sensitive to non-observable credit spreads, which are implied from similar ABS issuances.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $72 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $10 million, assuming current credit value adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $22 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

CIBC Second Quarter 2012	63

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $35 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $95 million.

A 10% reduction in the MTM of our AFS privately issued equity securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $67 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate and are valued using non-observable credit spreads would result in a gain of approximately $35 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $12 million.

Fair value option

The impact of changes in CIBC’s own credit risk on our outstanding FVO designated liabilities were losses of nil for the quarter and six months ended April 30, 2012 ($1 million and nil gains for the quarter and six months ended April 30, 2011, respectively).

3. Securities

$ millions, as at	2012 Apr. 30				2011 Oct. 31				2010 Nov. 1

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$5,059	$72	$(25)	$5,106	$4,802	39	(7)	$4,834	4,768	5	(2)	$4,771
Other Canadian governments	4,293	33	(8)	4,318	6,159	69	(2)	6,226	4,182	81	-	4,263
U.S. Treasury	4,404	20	-	4,424	3,653	8	-	3,661	3,343	5	-	3,348
Other foreign governments	2,750	27	(24)	2,753	3,607	40	(10)	3,637	3,251	47	(17)	3,281
Mortgage-backed securities	1,677	20	(1)	1,696	2,752	46	(2)	2,796	3,374	50	(3)	3,421
Asset-backed securities	942	10	-	952	1,287	19	-	1,306	1,538	30	(37)	1,531
Corporate public debt	4,513	44	(19)	4,538	3,800	18	(18)	3,800	2,659	18	(1)	2,676
Corporate public equity	38	29	-	67	69	46	-	115	68	45	-	113
Corporate private debt	7	-	-	7	25	-	-	25	52	9	(1)	60
Corporate private equity	397	275	(3)	669	446	277	(5)	718	561	357	(13)	905
	$24,080	$530	$(80)	$24,530	$26,600	$562	$(44)	$27,118	$23,796	$647	$(74)	$24,369

As at April 30, 2012, the amortized cost of 181 AFS securities that are in a gross unrealized loss position (October 31, 2011: 157 securities; November 1, 2010: 151 securities) exceeded their fair value by $80 million (October 31, 2011: $44 million; November 1, 2010: $74 million). The securities that have been in a gross unrealized loss position for more than a year include 13 AFS securities (October 31, 2011: 17 AFS securities; November 1, 2010: 8 AFS securities), with a gross unrealized loss of $12 million (October 31, 2011: $3 million; November 1, 2010: $4 million).

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. Trust preferred securities are excluded from the following tables as they were reclassified from loans and receivables to FVO upon transition to IFRS on November 1, 2010. During the quarter ended April 30, 2012, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at	2012 Apr. 30		2011 Oct. 31		2010 Nov. 1

	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$3,934	$4,038	$4,077	$4,219	$5,850	$5,998
Trading assets previously reclassified to AFS	18	18	33	33	55	55
Total financial assets reclassified	$3,952	$4,056	$4,110	$4,252	$5,905	$6,053

64	CIBC Second Quarter 2012

	For the three months ended			For the six months ended

$ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Net income (before taxes) recognized on assets reclassified
Interest income	$26	$27	$39	$53	$54
Impairment write-downs	-	-	-	-	-
	$26	$27	$39	$53	$54
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$20	$24	$36	$44	$90
On trading assets previously reclassified to AFS	-	-	2	-	2
	$20	$24	$38	$44	$92

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

4. Loans

Allowance for credit losses

		As at or for the three months ended

$ millions		Individual allowance	Collective allowance	Total allowance

Apr. 30	Balance at beginning of period	$411	$1,484	$1,895
2012	Provision for credit losses	52	256	308
	Write-offs	(13)	(310)	(323)
	Recoveries	1	42	43
	Interest income on impaired loans	(7)	(4)	(11)
	Other	(7)	(1)	(8)
	Balance at end of period	$437	$1,467	$1,904
	Comprises:
	Loans	$437	$1,419	$1,856
	Undrawn credit facilities (1)	-	48	48
Jan. 31	Balance at beginning of period	$366	$1,485	$1,851
2012	Provision for credit losses	56	282	338
	Write-offs	(4)	(318)	(322)
	Recoveries	1	39	40
	Interest income on impaired loans	(12)	(4)	(16)
	Other	4	-	4
	Balance at end of period	$411	$1,484	$1,895
	Comprises:
	Loans	$411	$1,438	$1,849
	Undrawn credit facilities (1)	-	46	46
Apr. 30	Balance at beginning of period	$354	$1,583	$1,937
2011	Provision for credit losses	30	215	245
	Write-offs	(5)	(304)	(309)
	Recoveries	1	35	36
	Interest income on impaired loans	(8)	(4)	(12)
	Other	(18)	(1)	(19)
	Balance at end of period	$354	$1,524	$1,878
	Comprises:
	Loans	$354	$1,475	$1,829
	Undrawn credit facilities (1)	-	49	49
(1)	Included in Other liabilities on interim consolidated balance sheet.

CIBC Second Quarter 2012	65

		As at or for the six months ended

$ millions		Individual allowance	Collective allowance	Total allowance
Apr. 30	Balance at beginning of period	$366	$1,485	$1,851
2012	Provision for credit losses	108	538	646
	Write-offs	(17)	(628)	(645)
	Recoveries	2	81	83
	Interest income on impaired loans	(19)	(8)	(27)
	Other	(3)	(1)	(4)
	Balance at end of period	$437	$1,467	$1,904
	Comprises:
	Loans	$437	$1,419	$1,856
	Undrawn credit facilities (1)	-	48	48
Apr. 30	Balance at beginning of period	$345	$1,605	$1,950
2011	Provision for credit losses	51	477	528
	Write-offs	(6)	(617)	(623)
	Recoveries	3	69	72
	Interest income on impaired loans	(18)	(8)	(26)
	Other	(21)	(2)	(23)
	Balance at end of period	$354	$1,524	$1,878
	Comprises:
	Loans	$354	$1,475	$1,829
	Undrawn credit facilities (1)	-	49	49
(1)	Included in Other liabilities on interim consolidated balance sheet.

Impaired loans

$ millions, as at		Gross impaired	Individual allowance	Collective allowance(1)	Net impaired
Apr. 30	Residential mortgages	$511	$-	$40	$471
2012	Personal	278	9	180	89
	Business and government	1,153	428	29	696
	Total impaired loans (2)	$1,942	$437	$249	$1,256
Oct. 31	Residential mortgages	$524	$1	$32	$491
2011	Personal	291	8	173	110
	Business and government	1,102	357	31	714
	Total impaired loans (2)	$1,917	$366	$236	$1,315
Nov. 1	Residential mortgages	$550	$1	$29	$520
2010	Personal	304	6	188	110
	Business and government	1,080	338	34	708
	Total impaired loans (2)	$1,934	$345	$251	$1,338
(1)

Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,218 million (October 31, 2011: $1,249 million; November 1, 2010: $1,354 million) on balances which are not impaired.

(2)	Average balance of gross impaired loans for the quarter ended April 30, 2012 totalled $1,937 million (for the quarter ended October 31, 2011: $1,916 million).

Contractually past due loans but not impaired

$ millions, as at		Less than 31 days	31 to 90 days	Over 90 days	Total
Apr. 30	Residential mortgages	$2,058	$617	$268	$2,943
2012	Personal	462	103	21	586
	Credit card	792	209	144	1,145
	Business and government	193	123	29	345
		$3,505	$1,052	$462	$5,019
Oct. 31	Residential mortgages	$2,048	$711	$344	$3,103
2011	Personal	474	115	30	619
	Credit card	844	234	163	1,241
	Business and government	137	92	27	256
		$3,503	$1,152	$564	$5,219
Nov. 1	Residential mortgages	$2,298	$853	$332	$3,483
2010	Personal	496	129	34	659
	Credit card	977	248	141	1,366
	Business and government	318	217	20	555
		$4,089	$1,447	$527	$6,063

66	CIBC Second Quarter 2012

5. Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include SPEs which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Consolidated structured entities

We consolidate the following structured entities:

CIBC-sponsored conduit

We sponsor a multi-seller conduit in Canada that purchases financial assets from a client and finances the purchase by issuing asset-backed commercial paper (ABCP). The seller to the conduit continues to service the assets and is exposed to credit losses realized on these assets through the provision of overcollateralization. We hold all of the outstanding ABCP.

Residential mortgage securitization trusts

Clear Trust (Clear) originates Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sells these mortgages to Crisp Trust (Crisp). Crisp funds the purchase of these mortgages through the issuance of commercial paper to third-party investors, which is secured by the mortgages. We provide cash reserves and liquidity facilities to Crisp that require us to provide funding, subject to the satisfaction of certain conditions.

The commercial paper liabilities are presented as Secured borrowings on the interim consolidated balance sheet.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sell credit card receivables to Broadway Trust (Broadway). Broadway purchases credit card receivables associated with explicitly identified individual accounts with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II and Broadway each period in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings on the interim consolidated balance sheet.

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). The Capital Trust funds the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment.

Covered bond guarantor

Under the terms of the Covered Bond Programme (the Programme), we issue covered bonds, representing unconditional, unsubordinated and unsecured obligations of CIBC that are backed by a pool of insured mortgages. As part of the Programme, we transfer the mortgages to the CIBC Covered Bond Guarantor Limited Partnership (Guarantor) that warehouses these mortgages and serves as a guarantor to bondholders, if CIBC were to become insolvent.

Non-consolidated structured entities

The following structured entities are not consolidated by CIBC:

CIBC-sponsored conduits

We sponsor a single-seller conduit and several non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored conduits offered to external investors require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the

CIBC Second Quarter 2012	67

conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

CIBC structured CDO vehicles

We hold exposures to structured collateralized debt obligations (CDO) vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles – structured credit run-off, we have investments in and liquidity facilities with third-party SPEs through our treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment fund with the desired exposure to the referenced fund in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

68	CIBC Second Quarter 2012

$ millions, as at		CIBC sponsored conduits	CIBC structured CDO vehicles	Third-party structured vehicles		Pass- through investment structures	Commercial mortgage securitization trust
				Run-off	Continuing
Apr. 30	On-balance sheet assets (1)
2012	Trading securities	$5	$7	$568	$105	$1,703	$-
	AFS securities	-	2	-	954	-	5
	FVO	-	-	203	26	-	-
	Loans	82	261	3,588	27	-	-
	Derivatives (2)	-	-	-	-	16	-
		$87	$270	$4,359	$1,112	$1,719	$5
	On-balance sheet liabilities (1)
	Derivatives (2)	$-	$29	$1,381	$-	$123	$-
		$-	$29	$1,381	$-	$123	$-
	Investment and loans	$87	$270	$4,359	$1,112	$1,703	$5
	Notional of written derivatives, net of fair value losses	-	219	3,185	-	-	-
	Liquidity and credit facilities	1,377	40	334	23	-	-
	Less: hedges of investments, loans and written derivatives exposure	-	(418)	(6,554)	(26)	(1,703)	-
	Maximum exposure to loss, net of hedges	$1,464	$111	$1,324	$1,109	$-	$5
Oct. 31	On-balance sheet assets (1)
2011	Trading securities	$3	$-	$558	$199	$520	$-
	AFS securities	-	2	2	1,320	-	5
	FVO	-	-	183	73	-	-
	Loans	77	290	3,754	34	-	-
	Derivatives (2)	-	-	-	-	16	-
		$80	$292	$4,497	$1,626	$536	$5
	On-balance sheet liabilities (1)
	Derivatives (2)	$-	$37	$1,545	$-	$44	$-
		$-	$37	$1,545	$-	$44	$-
	Investment and loans	$80	$292	$4,497	$1,626	$520	$5
	Notional of written derivatives, net of fair value losses	-	247	3,285	-	-	-
	Liquidity and credit facilities	1,297	42	391	16	-	-
	Less: hedges of investments, loans and written derivatives exposure	-	(459)	(6,768)	(73)	(520)	-
	Maximum exposure to loss, net of hedges	$1,377	$122	$1,405	$1,569	$-	$5
Nov. 1	On-balance sheet assets (1)
2010	Trading securities	$110	$-	$809	$32	$-	$-
	AFS securities	-	5	14	1,541	-	5
	FVO	-	9	270	205	-	-
	Loans	72	434	6,711	-	-	-
	Derivatives (2)	-	-	-	-	126	-
		$182	$448	$7,804	$1,778	$126	$5
	On-balance sheet liabilities (1)
	Derivatives (2)	$-	$36	$1,762	$-	$2	$-
		$-	$36	$1,762	$-	$2	$-
	Investment and loans	$182	$448	$7,804	$1,778	$-	$5
	Notional of written derivatives, net of fair value losses	-	353	4,287	-	-	-
	Liquidity and credit facilities	2,182	50	585	-	-	-
	Less: hedges of investments, loans and written derivatives exposure	-	(668)	(10,165)	(237)	-	-
	Maximum exposure to loss, net of hedges	$2,364	$183	$2,511	$1,541	$-	$5
(1)

Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(2)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures and excludes all other derivatives.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

CIBC Second Quarter 2012	69

Residential mortgages securitizations

We securitize fully insured fixed and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) mortgage-backed securities (MBS) under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit and interest rate risk associated with the mortgages which represents substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed priced on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at	2012 Apr. 30	2011 Oct. 31	2010 Nov. 1
Carrying amount of transferred assets
Residential mortgages securitizations (1)	$33,344	$34,224	$32,413
Securities held by counterparties as collateral under repurchase agreements (2)	7,803	8,564	20,651
Securities lent for cash collateral (2)(3)	3,041	2,850	4,306
	$44,188	$45,638	$57,370
Carrying amount of associated liabilities	$45,270	$46,366	$57,758
(1)

Includes $3.4 billion (October 31, 2011: $3.4 billion; November 1, 2010: $3.4 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances relating to the securitization process amounting to $1,227 million (October 31, 2011: $882 million; November 1, 2010: $729 million) have been applied to reduce these balances.

(2)	Does not include over-collateralization of assets pledged.
(3)	Does not include securities lent for securities collateral amounting to $14.1 billion (October 31, 2011: $10.9 billion; November 1, 2010: $12.4 billion).

Additionally, we securitized $22.8 billion (October 31, 2011: $16.1 billion; November 1, 2010: $16.4 billion) of mortgages that were not transferred to external parties.

6. Share capital

Common shares

	For the three months ended						For the six months ended

	2012 Apr. 30		2012 Jan. 31		2011 Apr. 30		2012 Apr. 30		2011 Apr. 30

$ millions, except number of shares	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	402,728,389	$7,537	400,534,211	$7,376	394,848,496	$6,951	400,534,211	$7,376	392,738,700	$6,804
Issuance pursuant to:
Stock option plans	133,683	8	573,490	39	570,808	40	707,173	47	1,059,531	66
Shareholder investment plan	1,758,924	127	1,319,517	99	1,316,842	105	3,078,441	226	2,657,712	204
Employee share purchase plan	275,500	21	309,221	23	247,221	20	584,721	44	531,424	42
	404,896,496	$7,693	402,736,439	$7,537	396,983,367	$7,116	404,904,546	$7,693	396,987,367	$7,116
Treasury shares	48,077	4	(8,050)	-	(5,500)	-	40,027	4	(9,500)	-
Balance at end of period	404,944,573	$7,697	402,728,389	$7,537	396,977,867	$7,116	404,944,573	$7,697	396,977,867	$7,116

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that, the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

70	CIBC Second Quarter 2012

Preferred shares

On April 30, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with par value of $25.00 each at a redemption price of $26.00 per share for cash.

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

Regulatory capital and ratios

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2012 Apr. 30		2011 Oct. 31 (1)
Capital
Tier 1 capital	$15,921	(2)	$16,208
Total regulatory capital	20,010	(2)(3)	20,287
Risk-weighted assets
Credit risk	$92,151		$90,110
Market risk	2,772		1,646
Operational risk	18,332		18,212
Total risk-weighted assets	$113,255		$109,968
Capital ratios
Tier 1 capital ratio	14.1%		14.7%
Total capital ratio	17.7%		18.4%
Assets-to-capital multiple	17.0	x	16.0	x
(1)	Capital measures for fiscal year 2011 are under Canadian generally accepted accounting principles and have not been restated for IFRS.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election (see discussion below for further details).
(3)

Excludes $262 million (€200 million) of our floating rate Debentures (subordinated indebtedness) due June 22, 2017. CIBC has notified holders of its intention to redeem the Debentures at 100% of their principal value and accrued but unpaid interest, on June 22, 2012.

During the quarter and six months ended April 30, 2012, we have complied in full with all of our regulatory capital requirements.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through CMHC programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the six months ended April 30, 2012, we phased in $549 million of the negative IFRS transition impact on Tier 1 capital, representing two-fifths of the aggregate $1.37 billion negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at April 30, 2012 would have been as follows:

Tier 1 capital ratio	13.3%
Total capital ratio	16.9%
ACM	17.7x

7. Post-employment benefit expense

	For the three months ended			For the six months ended

$ millions	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Defined benefit plans
Pension plans	$32	$33	$30	$65	$60
Other post-employment plans	8	8	7	16	14
Total defined benefit expense	$40	$41	$37	$81	$74
Defined contribution plans
CIBC's pension plans	$3	$3	$3	$6	$6
Government pension plans (1)	20	20	19	40	39
Total defined contribution expense	$23	$23	$22	$46	$45
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC Second Quarter 2012	71

8. Income taxes

Deferred income tax asset and liabilities

As at April 30, 2012, we had available gross deferred income tax assets of $701 million (October 31, 2011: $676 million; November 1, 2010: $1,188 million) before a valuation allowance of $32 million (October 31, 2011: $32 million; November 1, 2010: $66 million), and gross deferred income tax liabilities of $37 million (October 31, 2011: $51 million; November 1, 2010: nil).

Accounting standards require a valuation allowance when it is probable that all, or a portion of, a deferred income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is probable that all of the deferred income tax asset, net of a valuation allowance, will be realized.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011, in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. The Crown and CIBC have both appealed the ruling.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $180 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

9. Earnings per share

	For the three months ended			For the six months ended

$ millions, except number of shares and per share amounts	2012 Apr. 30	2012 Jan. 31	2011 Apr. 30	2012 Apr. 30	2011 Apr. 30
Basic EPS
Net income attributable to equity shareholders	$810	$832	$764	$1,642	$1,524
Preferred share dividends and premiums	44	56	42	100	84
Net income attributable to common shareholders	$766	$776	$722	$1,542	$1,440
Weighted-average common shares outstanding (thousands)	403,058	401,099	395,373	402,068	394,265
Basic EPS	$1.90	$1.94	$1.83	$3.84	$3.65
Diluted EPS
Net income attributable to common shareholders	$766	$776	$722	$1,542	$1,440
Add: Dividends on Convertible Preferred Shares	-	-	12	-	24
Net income attributable to diluted common shareholders	$766	$776	$734	$1,542	$1,464
Weighted-average common shares outstanding (thousands)	403,058	401,099	395,373	402,068	394,265
Add: Convertible Preferred Shares (thousands) (1)	-	-	11,591	-	11,902
Stock options potentially exercisable (2) (thousands)	529	514	993	522	970
Weighted-average diluted common shares outstanding (thousands)	403,587	401,613	407,957	402,590	407,137
Diluted EPS	$1.90	$1.93	$1.80	$3.83	$3.60
(1)

We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC.

(2)

Excludes average options outstanding of 1,257,804 (January 31, 2012: 1,537,948; April 30, 2011: 348,609) with a weighted-average exercise price of $83.73 (January 31, 2012: $82.33; April 30, 2011: $95.92) for the quarter ended April 30, 2012 and average options of 1,518,301 with a weighted-average price of $82.40 for the six months ended April 30, 2012 (average options of 366,269 with a weighted average price of $95.26 for the six months ended April 30, 2011), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

72	CIBC Second Quarter 2012

10. Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Notes 24 and 31 to our 2011 annual consolidated financial statements. In April 2012, the Ontario Superior Court of Justice denied the plaintiffs’ motion for certification of the Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc. matter as a class action. The proposed class action sought an unspecified amount for unpaid overtime on behalf of investment advisors and analysts employed in Ontario. There were no further significant developments in the other matters, and no significant new matters arose during the quarter ended April 30, 2012.

Gain on reduction of unfunded commitment on a variable funding note

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the
September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until July 20, 2012. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

11. Segmented information

CIBC has three strategic business units (SBUs) – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean); strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results may be different compared to consolidated CIBC results.

CIBC Second Quarter 2012	73

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Apr. 30	Net interest income	$1,415	$46	$180	$112	$1,753
2012	Non-interest income	515	446	222	148	1,331
	Intersegment revenue (1)	74	(74)	-	-	-
	Total revenue	2,004	418	402	260	3,084
	Provision for credit losses	271	-	16	21	308
	Amortization (2)	23	2	1	66	92
	Other non-interest expenses	975	311	278	108	1,672
	Income before income taxes	735	105	107	65	1,012
	Income taxes	179	26	(24)	20	201
	Net income	$556	$79	$131	$45	$811
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$1	$1
	Equity shareholders	556	79	131	44	810
	Average assets (3)	$251,673	$4,044	$114,108	$21,821	$391,646
Jan. 31	Net interest income	$1,445	$48	$205	$144	$1,842
2012	Non-interest income	513	458	233	111	1,315
	Intersegment revenue (1)	71	(71)	-	-	-
	Total revenue	2,029	435	438	255	3,157
	Provision for credit losses	281	-	26	31	338
	Amortization (2)	22	2	1	66	91
	Other non-interest expenses	974	310	288	128	1,700
	Income before income taxes	752	123	123	30	1,028
	Income taxes	185	23	(10)	(5)	193
	Net income	$567	$100	$133	$35	$835
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$3	$3
	Equity shareholders	567	100	133	32	832
	Average assets (3)	$255,441	$4,058	$111,209	$25,414	$396,122
Apr. 30	Net interest income (4)	$1,377	$43	$180	$131	$1,731
2011	Non-interest income (4)	483	449	252	100	1,284
	Intersegment revenue (1)	72	(72)	-	-	-
	Total revenue	1,932	420	432	231	3,015
	Provision for credit losses	267	3	4	(29)	245
	Amortization (2)	20	2	1	66	89
	Other non-interest expenses	975	312	270	110	1,667
	Income before income taxes	670	103	157	84	1,014
	Income taxes	174	30	17	26	247
	Net income	$496	$73	$140	$58	$767
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$3	$3
	Equity shareholders	496	73	140	55	764
	Average assets (3)	$260,551	$3,226	$109,433	$23,365	$396,575
(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(2)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(4)

IFRS adjustments relating to the allocation of net interest and non-interest income between treasury in Corporate and Other, and the Retail and Business Banking and Wholesale Banking SBUs, have been restated in the 2011 comparative year with no impact to total revenue.

74	CIBC Second Quarter 2012

$ millions, for the six months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Apr. 30	Net interest income	$2,860	$94	$385	$256	$3,595
2012	Non-interest income	1,028	904	455	259	2,646
	Intersegment revenue (1)	145	(145)	-	-	-
	Total revenue	4,033	853	840	515	6,241
	Provision for credit losses	552	-	42	52	646
	Amortization (2)	45	4	2	132	183
	Other non-interest expenses	1,949	621	566	236	3,372
	Income before income taxes	1,487	228	230	95	2,040
	Income taxes	364	49	(34)	15	394
	Net income	$1,123	$179	$264	$80	$1,646
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$4	$4
	Equity shareholders	1,123	179	264	76	1,642
	Average assets (3)	$253,578	$4,051	$112,642	$23,638	$393,909
Apr. 30	Net interest income (4)	$2,758	$89	$352	$302	$3,501
2011	Non-interest income (4)	1,035	888	558	127	2,608
	Intersegment revenue (1)	141	(141)	-	-	-
	Total revenue	3,934	836	910	429	6,109
	Provision for credit losses	539	3	6	(20)	528
	Amortization (2)	40	4	2	132	178
	Other non-interest expenses	1,958	634	572	219	3,383
	Income before income taxes	1,397	195	330	98	2,020
	Income taxes	361	56	50	23	490
	Net income	$1,036	$139	$280	$75	$1,530
	Net income attributable to:
	Non-controlling interests	$-	$-	$1	$5	$6
	Equity shareholders	1,036	139	279	70	1,524
	Average assets (3)	$253,996	$3,216	$107,739	$24,163	$389,114
(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(2)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(4)

IFRS adjustments relating to the allocation of net interest and non-interest income between treasury in Corporate and Other, and the Retail and Business Banking and Wholesale Banking SBUs, have been restated in the 2011 comparative year with no impact to total revenue.

CIBC Second Quarter 2012	75

12. Transition to International Financial Reporting Standards

Canadian publicly accountable enterprises are required to adopt IFRS for annual periods beginning on or after January 1, 2011. As a result, our audited consolidated financial statements for the year ending October 31, 2012 will be the first annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS in those financial statements. We will make this statement of compliance when we issue our 2012 annual consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first day at which we applied IFRS was as at November 1, 2010 (the Transition Date), and our consolidated opening IFRS balance sheet was prepared as at this date. The opening IFRS balance sheet represents our starting point for financial reporting under IFRS.

In accordance with IFRS 1, we have retrospectively applied our IFRS accounting policies in the preparation of our opening IFRS consolidated balance sheet as at November 1, 2010 and in restating the 2011 comparative information, except where the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of IFRS have been applied, as described in Section A of this Note. These IFRS accounting policies are those that we expect to apply in our first annual IFRS consolidated financial statements for the year ending October 31, 2012.

IFRS 1 requires us to explain how the transition from Canadian generally accepted accounting principles (Canadian GAAP) to IFRS affects our consolidated balance sheet, and consolidated statements of income, comprehensive income and cash flows and requires a reconciliation of our equity and total comprehensive income previously reported under Canadian GAAP to IFRS. The following represents the reconciliations from Canadian GAAP to IFRS for the consolidated balance sheet and total equity as at November 1, 2010, April 30, 2011 and October 31, 2011, and for the consolidated statements of income and comprehensive income for the three months and six months ended April 30, 2011 and for the year ended October 31, 2011. These reconciliations are based on the IFRS accounting policies, optional exemptions and mandatory exceptions that we expect to apply in our first annual IFRS consolidated financial statements.

The following sections are presented in this Note:

•	IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts
•	IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts
•	Section A – Exemptions and exceptions from retrospective application of IFRS
•	Section B – Differences in accounting policies
•	Section C – Other presentation reclassifications
•	Section D – Reconciliation of equity from Canadian GAAP to IFRS
•	Section E – Impact of IFRS on financial results of reporting segments

76	CIBC Second Quarter 2012

IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts

(i)	Opening consolidated balance sheet as at November 1, 2010

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$(373)	$1,817	C.2
Interest-bearing deposits with banks	9,862	(857)	9,005	B.3, B.6
Securities
Trading	28,557	517	29,074	A.8, B.2, B.3
Available-for-sale	26,621	(2,252)	24,369	A.5, A.8, B.2-B.4, B.6
Designated at fair value	22,430	(21,555)	875	A.5, A.8, B.2, B.4
	77,608	(23,290)	54,318
Cash collateral on securities borrowed	2,401	-	2,401
Securities purchased under resale agreements	34,941	(219)	34,722	B.6
Loans
Residential mortgages	93,568	49,716	143,284	A.8, B.2, B.3
Personal	34,335	-	34,335
Credit card	12,127	3,787	15,914	B.3, B.9
Business and government	38,582	(636)	37,946	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,720)	(166)	(1,886)	A.8, B.3
	176,892	52,701	229,593
Other
Derivative instruments	24,682	18	24,700	A.8, B.2, B.3
Customers' liability under acceptances	7,684	(51)	7,633	B.3
Land, buildings and equipment	1,660	(92)	1,568	B.6, B.7
Goodwill	1,913	(6)	1,907	B.6
Software and other intangible assets	609	(30)	579	B.6
Investments in equity-accounted associates and joint ventures	298	197	495	B.6
Other assets	11,300	(730)	10,570	Various
	48,146	(694)	47,452
	$352,040	$27,268	$379,308
LIABILITIES AND EQUITY
Deposits
Personal	$113,294	$-	$113,294
Business and government	127,759	(11,918)	$115,841	A.8, B.2, B.3, B.6, C.3
Bank	5,618	-	5,618
	246,671	(11,918)	234,753
Obligations related to securities sold short	9,673	-	9,673
Cash collateral on securities lent	4,306	-	4,306
Secured borrowings	-	43,518	43,518	A.8, B.2, B.3, C.3
Capital Trust securities	-	1,600	1,600	B.3
Obligations related to securities sold under repurchase agreements	23,914	(3,263)	20,651	A.8, B.2
Other
Derivative instruments	26,489	(1,126)	25,363	A.8, B.2, B.3
Acceptances	7,684	(51)	7,633	B.3
Other liabilities	12,572	(333)	12,239	Various
	46,745	(1,510)	45,235
Subordinated indebtedness	4,773	-	4,773
Non-controlling interests	168	(168)	-	C.1
Equity (1)
Preferred shares	3,156	-	3,156
Common shares	6,804	-	6,804
Contributed surplus	96	2	98
Retained earnings	6,095	(1,938)	4,157
Accumulated other comprehensive income (loss)	(361)	777	416
Total shareholders' equity	15,790	(1,159)	14,631
Non-controlling interests	-	168	168	C.1
Total equity	15,790	(991)	14,799
	$352,040	$27,268	$379,308

(1)	See Section D – Reconciliation of equity from Canadian GAAP to IFRS as at November 1, 2010.

CIBC Second Quarter 2012	77

(ii)	Consolidated balance sheet as at April 30, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,133	$(242)	$1,891	C.2
Interest-bearing deposits with banks	35,272	(667)	34,605	B.3, B.6
Securities
Trading	37,337	1,231	38,568	A.8, B.2, B.3
Available-for-sale	25,861	(2,028)	23,833	A.5, A.8, B.2-B.4, B.6
Designated at fair value	20,883	(20,306)	577	A.5, A.8, B.2, B.4
	84,081	(21,103)	62,978
Cash collateral on securities borrowed	3,210	-	3,210
Securities purchased under resale agreements	35,643	(298)	35,345	B.6
Loans
Residential mortgages	97,123	49,350	146,473	A.8, B.2, B.3
Personal	34,270	-	34,270
Credit card	10,501	5,158	15,659	B.3, B.9
Business and government	39,596	(2,207)	37,389	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,686)	(143)	(1,829)	A.8, B.3
	179,804	52,158	231,962
Other
Derivative instruments	21,248	(37)	21,211	A.8, B.2, B.3
Customers' liability under acceptances	8,365	(11)	8,354	B.3, B.6
Land, buildings and equipment	1,593	(88)	1,505	B.6, B.7
Goodwill	1,847	(5)	1,842	B.6
Software and other intangible assets	609	(26)	583	B.6
Investments in equity-accounted associates and joint ventures	289	255	544	B.6
Other assets	10,012	(760)	9,252	Various
	43,963	(672)	43,291
	$384,106	$29,176	$413,282
LIABILITIES AND EQUITY
Deposits
Personal	$114,282	$-	$114,282
Business and government	153,548	(13,707)	139,841	A.8, B.2, B.3, B.6, C.3
Bank	10,772	(5)	10,767	B.2
	278,602	(13,712)	264,890
Obligations related to securities sold short	12,669	-	12,669
Cash collateral on securities lent	4,898	-	4,898
Secured borrowings	-	46,562	46,562	A.8, B.2, B.3, C.3
Capital Trust securities	-	1,593	1,593	B.3
Obligations related to securities sold under repurchase agreements	23,002	(2,790)	20,212	A.8, B.2
Other
Derivative instruments	22,446	(782)	21,664	A.8, B.2, B.3
Acceptances	8,365	(11)	8,354	B.3, B.6
Other liabilities	12,376	(585)	11,791	Various
	43,187	(1,378)	41,809
Subordinated indebtedness	5,150	-	5,150
Non-controlling interests	156	(156)	-	C.1
Equity (1)
Preferred shares	3,156	-	3,156
Common shares	7,116	-	7,116
Contributed surplus	90	-	90
Retained earnings	6,801	(1,890)	4,911
Accumulated other comprehensive income (loss)	(721)	790	69
Total shareholders' equity	16,442	(1,100)	15,342
Non-controlling interests	-	157	157	C.1
Total equity	16,442	(943)	15,499
	$384,106	$29,176	$413,282
(1)	See Section D – Reconciliation of equity from Canadian GAAP to IFRS as at April 30, 2011.

78	CIBC Second Quarter 2012

(iii)	Consolidated balance sheet as at October 31, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$(374)	$1,481	C.2
Interest-bearing deposits with banks	4,442	(781)	3,661	B.3, B.6
Securities
Trading	32,797	(84)	32,713	B.3
Available-for-sale	29,212	(2,094)	27,118	A.5, A.8, B.2-B.4, B.6
Designated at fair value	20,064	(19,600)	464	A.5, A.8, B.2, B.4
	82,073	(21,778)	60,295
Cash collateral on securities borrowed	1,838	-	1,838
Securities purchased under resale agreements	26,002	(361)	25,641	B.6
Loans
Residential mortgages	99,603	50,906	150,509	A.8, B.2, B.3
Personal	34,842	-	34,842
Credit card	10,408	5,336	15,744	B.3, B.9
Business and government	41,812	(2,149)	39,663	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,647)	(156)	(1,803)	A.8, B.3
	185,018	53,937	238,955
Other
Derivative instruments	28,259	11	28,270	A.8, B.2, B.3
Customers' liability under acceptances	9,361	93	9,454	B.3, B.6
Land, buildings and equipment	1,676	(96)	1,580	B.6, B.7
Goodwill	1,894	(217)	1,677	B.6
Software and other intangible assets	654	(21)	633	B.6
Investments in equity-accounted associates and joint ventures	1,128	266	1,394	B.6
Other assets	9,499	(620)	8,879	Various
	52,471	(584)	51,887
	$353,699	$30,059	$383,758
LIABILITIES AND EQUITY
Deposits
Personal	$116,592	$-	$116,592
Business and government	134,636	(17,493)	117,143	A.8, B.2, B.3, B.6, C.3
Bank	4,181	(4)	4,177	B.2
	255,409	(17,497)	237,912
Obligations related to securities sold short	10,316	-	10,316
Cash collateral on securities lent	2,850	-	2,850
Secured borrowings	-	51,308	51,308	A.8, B.2, B.3, C.3
Capital Trust securities	-	1,594	1,594	B.3
Obligations related to securities sold under repurchase agreements	11,456	(2,892)	8,564	A.8, B.2
Other
Derivative instruments	29,807	(1,015)	28,792	A.8, B.2, B.3
Acceptances	9,396	93	9,489	B.3, B.6
Other liabilities	11,823	(119)	11,704	Various
	51,026	(1,041)	49,985
Subordinated indebtedness	5,138	-	5,138
Non-controlling interests	164	(164)	-	C.1
Equity (1)
Preferred shares	2,756	-	2,756
Common shares	7,376	-	7,376
Contributed surplus	90	3	93
Retained earnings	7,605	(2,148)	5,457
Accumulated other comprehensive income (loss)	(487)	732	245
Total shareholders' equity	17,340	(1,413)	15,927
Non-controlling interests	-	164	164	C.1
Total equity	17,340	(1,249)	16,091
	$353,699	$30,059	$383,758
(1)	See Section D – Reconciliation of equity from Canadian GAAP to IFRS as at October 31, 2011.

CIBC Second Quarter 2012	79

IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

(i)	For the three months ended April 30, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note
Interest income
Loans		$1,865	$634	$2,499	B.2-B.4, B.6, B.8, B10
Securities		493	(138)	355	B.2-B.4
Securities borrowed or purchased under resale agreements		87	-	87
Deposits with banks		14	-	14
		2,459	496	2,955
Interest expense
Deposits		655	(21)	634	B.2, B.3
Secured borrowings		-	308	308	B.2, B.3
Securities sold short		101	-	101
Securities lent or sold under repurchase agreements		80	(8)	72	B.2
Subordinated indebtedness		55	-	55
Capital Trust securities		35	-	35
Other		5	14	19	B.2, B.3, B.7
		931	293	1,224
Net interest income		1,528	203	1,731
Non-interest income
Underwriting and advisory fees		128	-	128
Deposit and payment fees		183	-	183
Credit fees		93	(1)	92	B.3
Card fees		17	128	145	B.3, B.9
Investment management and custodial fees		122	(19)	103	B.6
Mutual fund fees		214	-	214
Insurance fees, net of claims		73	-	73
Commissions on securities transactions		138	-	138
Trading income		10	52	62	B.2-B.4
AFS securities gains (losses), net		40	(5)	35	B.2, B.4
FVO gains (losses), net		(81)	40	(41)	B.2-B.4
Income from securitized assets		270	(270)	-	B.2, B.3
Foreign exchange other than trading		32	11	43	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		2	13	15	B.6
Other		120	(26)	94	B.2, B.3, B.6
		1,361	(77)	1,284
Total revenue		2,889	126	3,015
Provision for credit losses		194	51	245	B.3, B.10
Non-interest expenses
Employee compensation and benefits		995	(47)	948	B.1, B.5, B.6
Occupancy costs		165	1	166	B.6, B.7
Computer, software and office equipment		246	(1)	245	B.6
Communications		76	-	76
Advertising and business development		51	-	51
Professional fees		42	(1)	41	B.6
Business and capital taxes		10	-	10
Other		209	10	219	B.3, B.6, B.9
		1,794	(38)	1,756
Income before income taxes		901	113	1,014
Income taxes		221	26	247
Net income		$680	$87	$767
Net income attributable to non-controlling interests		$2	$1	$3
Preferred shareholders		$42	$-	$42
Common shareholders		636	86	722
Net income attributable to equity shareholders		$678	$86	$764
Earnings per share (in dollars)	-Basic	$1.61		$1.83
	-Diluted	1.60		1.80
Dividends per common share (in dollars)		0.87		0.87

80	CIBC Second Quarter 2012

$ millions, for the three months ended April 30, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$680	$87	$767
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(273)	1	(272)
Net gains (losses) on hedges of investments in foreign operations	84	-	84
	(189)	1	(188)
Net change in AFS securities
Net gains (losses) on AFS securities	22	4	26	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(16)	8	(8)	B.4
	6	12	18
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(10)	1	(9)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	7	-	7
	(3)	1	(2)
Total other comprehensive loss	(186)	14	(172)
Comprehensive income	$494	$101	$595
Comprehensive income attributable to non-controlling interests	$2	$1	$3
Preferred shareholders	$42	$-	$42
Common shareholders	450	100	550
Comprehensive income attributable to equity shareholders	$492	$100	$592

$ millions, for the three months ended April 30, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$1	$-	$1
Net gains (losses) on hedges of investments in foreign operations	(18)	-	(18)
	(17)	-	(17)
Net change in AFS securities
Net gains (losses) on AFS securities	2	(5)	(3)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	8	(2)	6	B.4
	10	(7)	3
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	(1)	1	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	-	-	-
	2	(1)	1
	$(5)	$(8)	$(13)

CIBC Second Quarter 2012	81

(ii)	For the six months ended April 30, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note
Interest income
Loans		$3,836	$1,249	$5,085	B.2-B.4, B.6, B.8, B10
Securities		995	(292)	703	B.2-B.4
Securities borrowed or purchased under resale agreements		183	-	183
Deposits with banks		32	-	32
		5,046	957	6,003
Interest expense
Deposits		1,343	(36)	1,307	B.2, B.3
Secured borrowings		-	617	617	B.2, B.3
Securities sold short		194	-	194
Securities lent or sold under repurchase agreements		172	(18)	154	B.2
Subordinated indebtedness		110	-	110
Capital Trust securities		69	-	69
Other		20	31	51	B.2, B.3, B.7
		1,908	594	2,502
Net interest income		3,138	363	3,501
Non-interest income
Underwriting and advisory fees		290	-	290
Deposit and payment fees		369	-	369
Credit fees		185	(1)	184	B.3
Card fees		73	228	301	B.3, B.9
Investment management and custodial fees		241	(38)	203	B.6
Mutual fund fees		421	-	421
Insurance fees, net of claims		152	-	152
Commissions on securities transactions		277	-	277
Trading income		63	70	133	B.2-B.4
AFS securities gains (losses), net		104	(8)	96	B.2, B.4
FVO gains (losses), net		(179)	76	(103)	B.2-B.4
Income from securitized assets		485	(485)	-	B.2, B.3
Foreign exchange other than trading		102	13	115	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		15	60	75	B.6
Other		254	(159)	95	B.2, B.3, B.6
		2,852	(244)	2,608
Total revenue		5,990	119	6,109
Provision for credit losses		403	125	528	B.3, B.4, B.10
Non-interest expenses
Employee compensation and benefits		2,052	(76)	1,976	B.1, B.5, B.6
Occupancy costs		326	2	328	B.6, B.7
Computer, software and office equipment		490	(2)	488	B.6
Communications		151	(1)	150	B.6
Advertising and business development		98	(1)	97	B.6
Professional fees		78	(1)	77	B.6
Business and capital taxes		22	-	22
Other		399	24	423	B.3, B.6, B.9
		3,616	(55)	3,561
Income before income taxes		1,971	49	2,020
Income taxes		489	1	490
Net income		$1,482	$48	$1,530
Net income attributable to non-controlling interests		$5	$1	$6
Preferred shareholders		$84	$-	$84
Common shareholders		1,393	47	1,440
Net income attributable to equity shareholders		$1,477	$47	$1,524
Earnings per share (in dollars)	-Basic	$3.53		$3.65
	-Diluted	3.52		3.60
Dividends per common share (in dollars)		1.74		1.74

82	CIBC Second Quarter 2012

$ millions, for the six months ended April 30, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$1,482	$48	$1,530
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(367)	2	(365)
Net gains (losses) on hedges of investments in foreign operations	113	-	113
	(254)	2	(252)
Net change in AFS securities
Net gains (losses) on AFS securities	(46)	30	(16)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(45)	(18)	(63)	B.4
	(91)	12	(79)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(26)	(1)	(27)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	11	-	11
	(15)	(1)	(16)
Total other comprehensive loss	(360)	13	(347)
Comprehensive income	$1,122	$61	$1,183
Comprehensive income attributable to non-controlling interests	$5	$1	$6
Preferred shareholders	$84	$-	$84
Common shareholders	1,033	60	1,093
Comprehensive income attributable to equity shareholders	$1,117	$60	$1,177

$ millions, for the six months ended April 30, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$1	$-	$1
Net gains (losses) on hedges of investments in foreign operations	(25)	-	(25)
	(24)	-	(24)
Net change in AFS securities
Net gains (losses) on AFS securities	24	(19)	5	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	21	19	40	B.4
	45	-	45
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	10	(1)	9	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(3)	-	(3)
	7	(1)	6
	$28	$(1)	$27

CIBC Second Quarter 2012	83

(iii)	For the year ended October 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note
Interest income
Loans		$7,708	$2,476	$10,184	B.2-B.4, B.6, B.8, B.10
Securities		1,963	(542)	1,421	B.2-B.4
Securities borrowed or purchased under resale agreements		365	-	365
Deposits with banks		63	-	63
		10,099	1,934	12,033
Interest expense
Deposits		2,645	(75)	2,570	B.2, B.3
Secured borrowings		-	1,273	1,273	B.2, B.3
Securities sold short		388	-	388
Securities lent or sold under repurchase agreements		297	(33)	264	B.2
Subordinated indebtedness		215	-	215
Capital Trust securities		142	-	142
Other		62	57	119	B.2, B.3, B.7
		3,749	1,222	4,971
Net interest income		6,350	712	7,062
Non-interest income
Underwriting and advisory fees		514	-	514
Deposit and payment fees		756	-	756
Credit fees		381	(2)	379	B.3
Card fees		99	510	609	B.3, B.9
Investment management and custodial fees		486	(75)	411	B.6
Mutual fund fees		849	-	849
Insurance fees, net of claims		320	-	320
Commissions on securities transactions		496	-	496
Trading income (loss)		(74)	42	(32)	B.2-B.4
AFS securities gains (losses), net		407	(10)	397	B.4
FVO gains (losses), net		(134)	203	69	B.2-B.4
Income from securitized assets		1,063	(1,063)	-	B.2, B.3
Foreign exchange other than trading		237	(33)	204	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		27	84	111	B.6
Other		472	(182)	290	B.2, B.3, B.6
		5,899	(526)	5,373
Total revenue		12,249	186	12,435
Provision for credit losses		841	303	1,144	B.3, B.4, B.10
Non-interest expenses
Employee compensation and benefits		4,163	(111)	4,052	B.1, B.5, B.6
Occupancy costs		664	3	667	B.6, B.7
Computer, software and office equipment		994	(5)	989	B.6
Communications		297	(1)	296	B.6
Advertising and business development		214	(1)	213	B.6
Professional fees		179	(1)	178	B.6
Business and capital taxes		38	-	38
Other		801	252	1,053	B.3, B.6, B.9, B.11, B.12
		7,350	136	7,486
Income before income taxes		4,058	(253)	3,805
Income taxes		969	(42)	927
Net income		$3,089	$(211)	$2,878
Net income attributable to non-controlling interests		$10	$1	$11
Preferred shareholders		$177	$-	$177
Common shareholders		2,902	(212)	2,690
Net income attributable to equity shareholders		$3,079	$(212)	$2,867
Earnings per share (in dollars)	-Basic	$7.32		$6.79
	-Diluted	7.31		6.71
Dividends per common share (in dollars)		3.51		3.51

84	CIBC Second Quarter 2012

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$3,089	$(211)	$2,878
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(92)	(9)	(101)	A.3
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	-	A.3
Net gains (losses) on hedges of investments in foreign operations	13	-	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	-	A.3
	(75)	(13)	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	110	72	182	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(140)	(101)	(241)	B.4
	(30)	(29)	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(37)	(3)	(40)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	-	16
	(21)	(3)	(24)
Total other comprehensive loss	(126)	(45)	(171)
Comprehensive income	$2,963	$(256)	$2,707
Comprehensive income attributable to non-controlling interests	$10	$1	$11
Preferred shareholders	$177	$-	$177
Common shareholders	2,776	(257)	2,519
Comprehensive income attributable to equity shareholders	$2,953	$(257)	$2,696

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(1)	$-	$(1)	A.3
Net gains (losses) on hedges of investments in foreign operations	(2)	-	(2)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	-	A.3
	18	(21)	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(29)	(53)	(82)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	30	82	112	B.4
	1	29	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	1	14	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	-	(4)
	9	1	10
	$28	$9	$37

CIBC Second Quarter 2012	85

A. Exemptions and exceptions from retrospective application of IFRS

Set forth below are the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of our IFRS accounting policies that have been applied in the preparation of the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information.

IFRS optional exemptions

1. Actuarial gains and losses for post-employment defined benefit plans – Retrospective application of the ‘corridor approach’ under IAS 19 “Employee Benefits” would require us to restate the accounting for our post-employment defined benefit plans, including unamortized actuarial gains and losses, from the inception or acquisition of the plans until the Transition Date as if IAS 19 had always been applied. However, IFRS 1 permits entities to instead recognize all unamortized actuarial gains and losses as at the Transition Date in opening retained earnings, except those related to subsidiaries that have applied IFRS in their own financial statements prior to their parent. We elected to apply this ‘fresh-start’ election, which resulted in the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 into retained earnings. This amount excludes the unamortized actuarial losses related to CIBC FirstCaribbean which adopted IFRS prior to CIBC. This transition adjustment, together with the other employee benefits IFRS adjustments (see Section B.1), resulted in a decrease in after-tax retained earnings of $1,080 million as at the Transition Date.

2. Business combinations – IFRS 3 “Business Combinations” requires a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration. IFRS 3 also requires the use of the closing date, rather than the announcement date, to measure share consideration. In addition, transaction costs and certain restructuring costs that were included in the purchase price and in the allocation of the purchase price, respectively, under Canadian GAAP, are required to be expensed under IFRS. If IFRS 3 was applied retrospectively, these differences would impact prior purchase price allocations and the amount of goodwill and intangible assets recognized on the consolidated balance sheet. However, IFRS 1 provides the option to: (i) apply IFRS 3 prospectively from the Transition Date, or (ii) apply IFRS 3 prospectively from a date earlier than the Transition Date, provided that IFRS 3 is applied consistently to all business combinations occurring between that date and the Transition Date. We elected to apply IFRS 3 prospectively from the Transition Date, and therefore business combinations that occurred prior to the Transition Date have not been restated under IFRS. Accordingly, any goodwill arising on such business combinations has not been adjusted from the carrying amount previously determined under Canadian GAAP. Notwithstanding this exemption, we were required at the Transition Date to evaluate whether the assets acquired and liabilities assumed in pre-Transition Date business combinations met the recognition criteria in the relevant IFRS, and whether there were any assets acquired or liabilities assumed in these business combinations that were not recognized under Canadian GAAP but for which recognition was required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the Transition Date. We applied these requirements, which resulted in no change to the Transition Date carrying amount of goodwill recognized in respect of business combinations that occurred prior to the Transition Date. In addition, under the ‘business combinations’ exemption, we tested the carrying amount of goodwill and indefinite-lived intangible assets for impairment as at the Transition Date and determined that there was no impairment at that date; however, an impairment loss was recognized in the three months ended July 31, 2011 (see Section B.11 and Note 13 for further details).

3. Cumulative foreign currency translation differences – Retrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require us to determine cumulative foreign currency translation gains and losses on an IFRS-compliant basis from the date that a subsidiary or equity-accounted investee was formed or acquired. However, IFRS 1 permits entities to elect to recognize the cumulative foreign currency translation adjustments account included in AOCI for foreign operations with a different functional currency from that of the parent, including accumulated gains or losses on hedges of net investments in such foreign operations, in retained earnings as at the Transition Date. We elected to apply this ‘fresh-start’ election, which resulted in an after-tax decrease in retained earnings of $575 million as at the Transition Date, with an offsetting increase in AOCI.

4. Borrowing costs – IAS 23 “Borrowing Costs” requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. We define “substantial period of time” as greater than one year. However, IFRS 1 provides the option to apply IAS 23 prospectively from the Transition Date, rather than apply it retrospectively.

We elected to apply IAS 23 prospectively and therefore capitalize borrowing costs relating to qualifying assets for which the commencement date of the project is on or after the Transition Date.

86	CIBC Second Quarter 2012

5. Classification of previously recognized financial instruments – Under certain circumstances, IFRS 1 permits an entity to designate as at the Transition Date a previously recognized financial asset or financial liability as FVO, or a previously recognized financial asset as AFS.

We elected to designate previously recognized loans and receivables with a Canadian GAAP carrying amount of $350 million as FVO upon transition to IFRS, which resulted in an after-tax decrease in retained earnings of $58 million as at the Transition Date. See Section B.4 for further details.

IFRS mandatory exceptions

IFRS 1 prohibits the retrospective application of some requirements of IFRS. Set forth below are the applicable mandatory exceptions under IFRS 1 that have been applied in the preparation of the opening IFRS balance sheet and in the restatement of the 2011 comparative information.

6. Hedge accounting – In the opening IFRS consolidated balance sheet and in the restated 2011 comparative period, only those hedging relationships that satisfy the hedge accounting criteria in IAS 39 “Financial Instruments: Recognition and Measurement” are reflected. Hedging relationships have not been designated retrospectively and hedge documentation has not been created retrospectively. Since the hedge accounting relationships that were effective under Canadian GAAP also were effective under IAS 39 as at the Transition Date and in the restated 2011 comparative periods, they are reflected as effective hedges in the opening IFRS consolidated balance sheet and in the restated 2011 comparative periods. The opening IFRS consolidated balance sheet and restated 2011 comparative periods also reflect cash flow hedges relating to hedges of share-based payments that are recognized over the performance and vesting period under IFRS but which were expensed in the performance period prior to the grant date under Canadian GAAP (see Section B.5). The 2011 comparative periods also reflect fair value hedges designated with respect to certain securitized mortgages and related funding liabilities that are only recognized on the consolidated balance sheet under IFRS (see Section B.2).

7. Estimates – Our estimates in accordance with IFRS as at the Transition Date and in the restated 2011 comparative period are consistent with estimates made at those dates in accordance with Canadian GAAP, with adjustments made only to reflect any differences in accounting policies. Additional estimates made under IFRS, that were not required under Canadian GAAP, were based on the information and conditions that existed as at those dates. Hindsight was not used to create or revise estimates.

8. Application of the derecognition requirements in IAS 39 – This mandatory exception permits transfers of financial assets that occurred before the Transition Date to be exempted from the derecognition requirements of IAS 39; however, it also provides an entity with the ability to apply the requirements retrospectively to a date of the entity’s choosing. However, OSFI requires that all regulated financial institutions apply the derecognition requirements retrospectively to transfers that occurred on or after January 1, 2004, with all transfers that occurred before that date being ‘grandfathered’.

B. Differences in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the IFRS accounting policies applied in preparing the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information, and the impact thereof.

1. Employee benefits

Actuarial gains and losses for post-employment defined benefit plans

Canadian GAAP – Net actuarial gains and losses for post-employment defined benefit plans were recognized based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the market-related value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceeded the corridor were amortized on a straight-line basis over the expected average remaining service life of covered employees. The market-related value of plan assets was determined using a methodology where the difference between the actual and expected market value of plan assets was recognized over three years.

IFRS – An entity has an accounting policy choice to recognize actuarial gains and losses for post-employment defined benefit plans based on the corridor approach, similar to Canadian GAAP, or either in net income or in OCI in the period in which they arise. We have elected to recognize net actuarial gains and losses for such plans that arise after the Transition Date based on the corridor approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. The net unrecognized actuarial gains and losses that exceed the corridor are amortized on a straight-line basis over the expected average remaining service life of employees participating in the plan. Net unrecognized actuarial losses that existed at the Transition Date were recognized through opening retained earnings for all of our defined benefit plans, except for the portion related to CIBC FirstCaribbean which had previously adopted IFRS (see Section A.1). As a result of the fresh-start election, the actuarial gains and losses that were recognized in net income in the 2011 comparative period under Canadian

CIBC Second Quarter 2012	87

GAAP were reversed, except for the amortization of actuarial gains and losses related to CIBC FirstCaribbean.

Actuarial gains and losses for other long-term employee benefits

Canadian GAAP – Long-term disability plans and associated benefits were classified as post-employment defined benefit plans, and net actuarial gains and losses that exceeded 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets were recognized on a straight-line basis over the expected average remaining service life of covered employees.

IFRS – Long-term disability plans and associated benefits are classified as other long-term employee benefits and net actuarial gains and losses for these benefits are recognized in net income in the period in which they arise. Actuarial gains and losses that arose in fiscal 2011 therefore were recognized in net income under IFRS, as compared to deferral and amortization using the corridor approach under Canadian GAAP.

Fair value of and expected return on plan assets

Canadian GAAP – The expected return on plan assets, which was recognized in net income, was based on our best estimate of the long-term expected rate of return on plan assets and the market-related value of plan assets at the beginning of the annual reporting period.

IFRS – The expected return on plan assets, which is recognized in net income, is based on our best estimate of the expected long-term rate of return on plan assets and the fair value of plan assets at the beginning of the annual reporting period.

Asset ceiling

Canadian GAAP – When plan assets exceeded the accrued benefit obligation of a funded defined benefit plan giving rise to a plan surplus, a valuation allowance was recognized for any excess of the surplus over the expected future economic benefit arising from the asset. The accrued benefit asset was presented net of the valuation allowance.

IFRS – Similar to Canadian GAAP, IAS 19 limits the recognition of a surplus to the expected future economic benefit arising from the asset (the ‘asset ceiling’). However, the IAS 19 methodology for calculating the expected future economic benefit differs from that under Canadian GAAP.

As a result of the more specific guidance in IAS 19, a lower valuation allowance was recognized for two pension plans as at the Transition Date, with a corresponding increase in retained earnings.

Past service costs (gains)

Canadian GAAP – Past service costs (gains) from plan amendments were amortized on a straight-line basis over the expected average remaining service period over which the employee became fully eligible for benefits.

IFRS – Past service costs (gains) from plan amendments are recognized in net income on a straight-line basis over the vesting period of the associated benefits, or, if the amended benefits vest immediately, the expense (gain) is recognized immediately in net income.

For unrecognized past service costs (gains) as at the Transition Date that related to vested benefits, an adjustment was recorded to recognize this amount with a corresponding adjustment in retained earnings.

For unrecognized past service costs (gains) as at the Transition Date that related to unvested benefits, an adjustment was recorded to decrease the unrecognized amount to the amount that would have existed as at the Transition Date had the IFRS policy always been applied. As a result of the adjustments at the Transition Date to unrecognized past service costs (gains), lower amortization of past service costs (gains) was recognized under IFRS in the 2011 comparative period, resulting in a decrease in net income.

Attribution of cost for other post-employment benefits

Canadian GAAP – The attribution period for post-employment medical and dental benefits that vest upon age and consecutive years of service was the employee’s service life from the date of hire up to the date of full eligibility.

IFRS – The attribution period for such post-employment medical and dental benefits that do not necessarily accrue with service (i.e., that vest upon age and consecutive years of service) is from the date that service first leads to benefits under the plan up to the date of full eligibility. When the date that service first leads to benefits under the plan is later than the date of hire, this results in recognition of the obligation at a later date under IFRS and recognition of the obligation and expense over a shorter period than under Canadian GAAP. The difference in attribution of other post-employment benefits resulted in a decrease in the defined benefit obligation as at the Transition Date, with a corresponding increase in retained earnings.

As a result of the differences noted above and our ‘fresh-start’ election discussed in Section A.1, the net impact was an increase in our net defined benefit liability and an after-tax decrease in retained earnings of $1,080 million as at the Transition Date ($1,030 million as at April 30, 2011 and $1,006 million as at October 31, 2011). The increase in our net defined benefit liability as at the Transition Date was comprised of a decrease in Other assets of $936 million and an increase in Other liabilities of $144 million ($907 million decrease and $122 million increase as at April 30, 2011 and $873 million decrease and $133 million increase as at October 31, 2011).

Compensation and benefits expense, within non-interest expenses, was lower by $34 million for the three months ended April 30, 2011 ($25 million after-tax), $68

88	CIBC Second Quarter 2012

million for the six months ended April 30, 2011 ($50 million after-tax) and $104 million for the year ended October 31, 2011 ($74 million after-tax).

2. Securitized residential mortgages

Canadian GAAP – Securitizations, including transfers of financial assets to qualified special purpose entities (QSPEs), were accounted for as sales when we surrendered control of the transferred financial assets and received consideration other than beneficial interests in the transferred financial assets. The amount of the gain or loss recognized depended on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. Government-guaranteed mortgage securitizations in which we retained all of the beneficial interests of the securitization were reclassified from Residential mortgage loans to MBS accounted for as FVO securities.

IFRS – Under IAS 39, the determination of whether a financial asset can be derecognized under a sale transaction is based on both the transfer of risks and rewards and control rather than just on whether the transferor has surrendered control. As a result, securitization transactions are more likely to be accounted for as secured borrowings than as sales. Additionally, a transferor is not permitted to reclassify financial instruments under government-guaranteed mortgage securitizations from loans to securities.

As discussed in Section A.8, we have applied the derecognition requirements of IAS 39 retrospectively to transfers that occurred on or after January 1, 2004. As at the Transition Date, this change in accounting for sold MBS and for MBS inventory resulted in an increase to consolidated assets, mainly to recognize residential mortgages, net of the elimination of the retained interest, and an increase to consolidated liabilities to recognize the associated funding liabilities in Secured borrowings in respect of MBS sold. In addition, under IFRS, the creation of MBS is not an accounting event and therefore MBS held in inventory that were previously designated at FVO under Canadian GAAP are recognized as Residential mortgage loans and are measured at amortized cost under IFRS.

The increase (decrease) on the consolidated balance sheet as a result of the accounting for securitized residential mortgages was as follows:

$ millions, as at	2011 Oct. 31	2011 Apr. 30	2010 Nov. 1
Securities	$(20,684)	$(19,493)	$(21,492)
Loans	50,249	48,451	48,854
Derivative instruments	(17)	(59)	(15)
Other assets	7	38	8
Total assets	$29,555	$28,937	$27,355
Deposits	$(1,259)	$(1,147)	$(1,098)
Secured borrowings	34,923	33,685	32,767
Obligation related to securities sold under repurchase agreements	(2,892)	(2,790)	(3,263)
Derivative instruments	(983)	(535)	(796)
Other liabilities	(42)	(77)	(90)
	29,747	29,136	27,520
Retained earnings	(164)	(173)	(131)
Accumulated other comprehensive income	(28)	(26)	(34)
Total liabilities and shareholders' equity	$29,555	$28,937	$27,355

As a result of the on-balance sheet accounting for residential mortgage pools underlying transferred MBS, we recognize interest income from residential mortgages and interest expense relating to the funding liabilities (secured borrowings), with a resulting net increase in net interest income. In addition, interest on the residential mortgages underlying the MBS inventory is classified in mortgage interest revenue instead of security interest revenue. The recognition of net interest income on the residential mortgages and funding liabilities are net of the amortization of the related origination costs and other amortized cost adjustments in accordance with the effective interest rate method.

Furthermore, the accounting for the following items previously recognized under Canadian GAAP is eliminated:

•	Securitization income within non-interest income that arose from: (i) the gain on sale from new transfers; and (ii) interest accretion and service revenue.
•	MTM of seller swaps relating to sold MBS and the MTM of the MBS inventory recognized in FVO income within non-interest income.

CIBC Second Quarter 2012	89

The increase (decrease) in the consolidated statement of income as a result of the accounting for securitized residential mortgages was as follows:

	For the three months ended	For the six months ended	For the year ended

$ millions	2011 Apr. 30	2011 Apr. 30	2011 Oct. 31
Interest income	$305	$617	$1,242
Interest expense	268	543	1,102
Net interest income	37	74	140
Non-interest income	(30)	(131)	(185)
Total revenue	7	(57)	(45)
Non-interest expenses	—	—	—
Net income (loss) before income taxes	7	(57)	(45)
Income taxes	2	(15)	(12)
Net income (loss)	$5	$(42)	$(33)

3. Consolidation

Canadian GAAP – We determined whether we should consolidate an entity using one of two different frameworks: the voting interest model or, when the entity was a variable interest entity (VIE), the VIE model. If an entity was not a VIE, the analysis of consolidation was based on whether we had control over the entity, being the continuing power to govern the financial and operating policies of the entity so as to obtain benefits from its activities and be exposed to related risks. Control was presumed to exist when we owned, directly or indirectly through subsidiaries, greater than 50% of the voting interests.

Under the VIE model, consolidation was based on an analysis of whether we were the primary beneficiary. The primary beneficiary was the enterprise that absorbed a majority of the VIE’s expected losses or received a majority of the VIE’s expected residual returns, or both. QSPEs were excluded from the scope of the variable interest model and were exempted from consolidation under the voting interest model.

IFRS – Under IFRS, the requirements for consolidation are based on control under the voting interest model as set out in IAS 27 “Consolidated and Separate Financial Statements”. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of an entity’s voting interests, but also exists when we own 50% or less of the voting interests but have legal or contractual rights that give rise to control, or de facto control.

IFRS does not have the concept of a VIE. However, IFRS has the concept of a SPE, which is an entity created to accomplish a narrow and well-defined objective. As many of the traditional indicators of control, as set out in IAS 27, are not present in a SPE, additional guidance is provided in SIC-12 “Consolidation – Special Purpose Entities” and the

SPE is consolidated when the criteria in SIC-12 are met. Those criteria require that the SPE be consolidated when we have control in the form of decision-making powers over the SPE and have the rights to obtain the majority of the benefits of the SPE or are exposed to the majority of the residual or ownership risks related to the SPE.

Based on the SIC-12 criteria, we consolidated Capital Trust which resulted in the derecognition of the senior deposit notes issued to Capital Trust, reported as Business and government deposits, and the recognition of the Capital Trust securities issued by Capital Trust as a liability, with no impact to retained earnings. Additionally, we deconsolidated certain other SPEs where the criteria of SIC-12 were not met.

Since IFRS does not have the concept of a QSPE, entities that are considered to be SPEs under IFRS are analyzed for consolidation under SIC-12. Under the SIC-12 criteria, entities that previously were QSPEs under Canadian GAAP are consolidated under IFRS, including Cards II and Broadway, which purchase interests in credit card receivables, and Crisp, which purchases interests in residential mortgages (collectively, the Trusts).

As at the Transition Date, the impact of the consolidation of additional entities resulted in an increase in consolidated assets of $3.8 billion ($3.8 billion as at April 30, 2011 and $4.1 billion as at October 31, 2011) and an increase in consolidated liabilities of $3.9 billion ($3.9 billion as at April 30, 2011 and $4.3 billion as at October 31, 2011), mainly associated with the commercial paper funding liabilities in Secured borrowings, and an after-tax decrease in retained earnings of $128 million ($113 million as at April 30, 2011 and $136 million as at October 31, 2011), and an $8 million after-tax decrease in AOCI ($4 million as at April 30, 2011 and $7 million as at October 31, 2011).

The impact of deconsolidation of SPEs was a decrease in consolidated assets and liabilities of $819 million as at the Transition Date ($712 million as at April 30, 2011 and nil as at October 31, 2011).

90	CIBC Second Quarter 2012

The cumulative increase (decrease) on the consolidated balance sheet as a result of the changes in consolidation accounting was as follows:

$ millions, as at	2011 Oct. 31	2011 Apr. 30	2010 Nov. 1
Cash and non-interest bearing deposits with banks	$1	$-	$-
Interest-bearing deposits with banks	227	90	99
Securities	(265)	(1,047)	(1,319)
Loans	4,169	4,044	4,258
Derivative instruments	28	22	33
Customers' liability under acceptances	(69)	(50)	(51)
Other assets	35	(1)	(48)
Total assets	$4,126	$3,058	$2,972
Deposits	$(7)	$(520)	$(650)
Secured borrowings	4,444	4,442	4,342
Derivative instruments	(32)	(247)	(330)
Acceptances	(69)	(50)	(51)
Other liabilities	(67)	(450)	(203)
	4,269	3,175	3,108
Retained earnings	(136)	(113)	(128)
Accumulated other comprehensive income	(7)	(4)	(8)
Total liabilities and shareholders' equity	$4,126	$3,058	$2,972

Under IFRS, we recognize interest income on credit card receivables and residential mortgages held in the Trusts and interest expense on the funding liabilities issued by the Trusts. We also recognize fees on the credit card accounts held in the Trusts as part of non-interest income, and we recognize the write-off of delinquent accounts as part of the provision for credit losses. This presentation differs from Canadian GAAP, under which we recognized these items in aggregate in securitization income within non-interest income. The impact on net income in 2011 is primarily due to changes in the collective allowance under IFRS (previously referred to as the general allowance under Canadian GAAP) on credit card receivables recognized on the consolidated balance sheet only under IFRS, which are included in the provision for credit losses.

The cumulative increase (decrease) in the consolidated statement of income from the differences in presentation was as follows:

	For the three months ended	For the six months ended	For the year ended

$ millions	2011 Apr. 30	2011 Apr. 30	2011 Oct. 31
Interest income	$175	$322	$684
Interest expense	28	54	125
Net interest income	147	268	559
Non-interest income	(70)	(138)	(296)
Total revenue	77	130	263
Provision for credit losses	38	97	253
Non-interest expenses	8	16	22
Net loss before income taxes	31	17	(12)
Income taxes	7	2	(4)
Net income (loss)	$24	$15	$(8)

4. Financial instruments: recognition and measurement

Measurement of private AFS equity instruments

Canadian GAAP – AFS equity instruments that do not have a quoted market price in an active market (e.g. investments in private companies) were measured at cost less accumulated impairment losses.

IFRS – Under IAS 39, AFS financial assets that do not have a quoted market price in an active market are measured at fair value, unless fair value cannot be reliably measured.

A $328 million adjustment was made to increase the carrying amount of AFS equity instruments to fair value as at the Transition Date ($331 million as at April 30, 2011 and $257 million as at October 31, 2011), with a corresponding after-tax increase of $201 million in AOCI ($207 million as at April 30, 2011 and $160 million as at October 31, 2011).

CIBC Second Quarter 2012	91

Foreign exchange gains and losses on AFS debt instruments

Canadian GAAP – Foreign exchange gains and losses attributable to AFS debt instruments were recognized in OCI.

IFRS – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in net income under IAS 39. This difference resulted in a transfer of the related after-tax foreign exchange gains on these assets of $5 million from AOCI to retained earnings as at the Transition Date ($12 million as at April 30, 2011 and $5 million as at October 31, 2011).

$5 million and $7 million of foreign exchange gains on these assets were recognized in net income rather than in OCI for the three months and six months ended April 30, 2011 ($5 million and $7 million after-tax), and nil for the year ended October 31, 2011.

Impairment of AFS equity instruments

Canadian GAAP – We hold AFS equity investments that are subject to impairment assessments subsequent to initial recognition. Expected future recovery was a consideration in our assessment of an “other-than-temporary” impairment in the context of whether the decline in fair value of the investment was “significant or prolonged”. In addition, when an investment was determined to be impaired and its carrying amount was written down to its fair value, it became its new cost base and measurement basis for subsequent impairment assessments.

We also hold certain investment-grade perpetual preferred shares that were classified as AFS equity instruments, for which the impairment assessment was conducted under a debt impairment model in accordance with the Securities and Exchange Commission (SEC) guidance for perpetual preferred shares that are investment-grade. We did not recognize any impairment on our perpetual preferred shares.

IFRS – IAS 39 does not permit consideration of expected future recovery for the purpose of assessing impairment for AFS equity investments in the context of determining whether a decline in fair value is significant or prolonged. In addition, IAS 39 requires that, once an AFS equity instrument is impaired, any future decline in its fair value is recognized in net income. This resulted in incremental impairment charges of $14 million in retained earnings and an after-tax increase of $10 million in AOCI as at the Transition Date ($11 million and $10 million respectively as at April 30, 2011 and $17 million and $12 million respectively as at October 31, 2011).

Due to the incremental impairment losses recognized under IFRS as at the Transition Date, the carrying amount of certain AFS equity instruments under IFRS was lower than the carrying amount under Canadian GAAP. As a result, when certain AFS equity investments were sold in 2011, a higher gain on sale was recognized under IFRS. In addition, for certain investments for which the fair value decreased further subsequent to the Transition Date, the impairment recognized under IFRS was lower than that recognized under Canadian GAAP. Also, due to differences in impairment testing, impairment losses were recognized under IFRS for certain investments where no such impairment losses were recognized under Canadian GAAP.

In the three months and six months ended April 30, 2011, the impact of the above resulted in an increase in net income of nil and $3 million, respectively, under IFRS (nil and $3 million after-tax), and resulted in a decrease in net income of $4 million ($3 million after-tax) for the year ended October 31, 2011, respectively.

Also, an entity has an accounting policy choice under IFRS to use either the equity or debt impairment model for assessing impairment for investment-grade perpetual preferred shares classified as AFS. Once a policy choice is made, it should be followed consistently for all such investment-grade perpetual preferred shares. We elected to follow the equity impairment model for these shares. By applying the equity impairment model retrospectively, the “significant or prolonged” threshold was breached for certain AFS investment-grade perpetual preferred shares prior to the Transition Date, which resulted in an after-tax impairment charge of $36 million under IFRS that was recognized as a decrease in retained earnings as at the Transition Date, with a corresponding increase in AOCI ($36 million as at April 30, 2011 and $36 million as at October 31, 2011).

Reclassification of financial instruments

Canadian GAAP – Prior to the amendments to Canadian Institute of Chartered Accountants (CICA) handbook section 3855 issued in July 2009, Canadian GAAP required all loans to be measured at amortized cost and explicitly precluded loans from being measured at fair value through profit or loss unless the loans were designated as FVO. As a result, we had classified certain leveraged loans that were originated prior to 2009 as loans and receivables measured at amortized cost, even though we had the near-term intention to sell them at initial recognition.

IFRS – Under IAS 39, loans that an entity has an intention to sell in the near term at initial recognition are required to be classified as held-for-trading and measured at fair value through profit or loss. In addition, IAS 39 was amended in 2008 to allow reclassification of financial assets that were classified as trading into loans and receivables if certain criteria were met or, under “rare circumstances”, into AFS.

As a result of applying IAS 39 retrospectively to the leveraged loans and applying the reclassification provisions in IAS 39, the leveraged loans continue to be classified as loans and receivables under IFRS. However, a transitional adjustment was required in respect of the period from initial recognition to July 1, 2008 when the loans would have been classified as trading under IFRS but were classified as loans and receivables and measured at

92	CIBC Second Quarter 2012

amortized cost under Canadian GAAP. This adjustment, including the accretion that would have occurred prior to the Transition Date, resulted in a reduction of $38 million to the carrying amount of these loans with an after-tax decrease in retained earnings of $27 million as at the Transition Date ($18 million and $12 million respectively as at April 30, 2011 and $17 million and $11 million respectively as at October 31, 2011).

This adjustment also resulted in an increase in net income of $17 million and $20 million ($13 million and $15 million after-tax) for the three months and six months ended April 30, 2011, and an increase in net income of $21 million ($16 million after-tax) for the year ended October 31, 2011.

Furthermore, as discussed in Section A.5, in applying the IFRS 1 requirements and optional exemptions for previously recognized financial instruments, entities are required to apply the IAS 39 criteria for financial instruments classification in preparing the opening IFRS consolidated balance sheet. As a result, we reclassified certain financial instruments as at the Transition Date as follows:

Canadian GAAP		IFRS

Classification	Carrying value as at October 31, 2010	Classification	Carrying value as at November 1, 2010	After-tax retained earnings decrease as at November 1, 2010
FVO loans at fair value	$11	Trading loans at fair value	$11	$-
FVO loans at fair value	9	Loans and receivables at amortized cost	9	-
Loans and receivables at amortized cost	350	FVO securities at fair value	270	58
AFS securities at fair value	8	Loans and receivables at amortized cost	8	-
Trading securities at fair value	1	AFS securities at fair value	1	-

The above reclassifications increased net income by $22 million and $26 million ($16 million and $19 million after-tax) for the three months and six months ended April 30, 2011, respectively, and decreased net income by $5 million ($3 million after-tax) for the year ended October 31, 2011.

5. Share-based payments

Period of recognition of expense

Canadian GAAP – The estimated grant-date fair value of share-based awards was recognized in their entirety in the year preceding the grant-date if the award was for performance during that year.

IFRS – Under IFRS 2 “Share-based Payment”, for awards for which the service commencement date precedes the grant-date (e.g. the award includes a performance year preceding the grant-date), the grant-date fair value is recognized over the period from the service commencement date (i.e. the beginning of the performance year preceding the grant-date) to the earlier of the vesting date and the employee’s retirement eligible date. For such awards, the compensation expense is recognized over a longer period under IFRS. Retention awards are recognized over the vesting period, consistent with the treatment under Canadian GAAP.

Forfeitures

Canadian GAAP – Forfeitures of awards due to the failure to satisfy service or non-market vesting conditions were recognized as incurred.

IFRS – The impact of forfeitures due to the failure to satisfy service or non-market vesting conditions is estimated initially at the grant-date of the award (or at the service commencement date if earlier), and the forfeiture estimate is adjusted if subsequent information indicates that actual forfeitures are likely to differ from the initial estimate. As a result, the carrying amount of the liability for cash-settled awards is lower under IFRS as it reflects an estimate of forfeitures as at the reporting date.

As a result of the differences noted above, the net impact was a pre-tax decrease of $150 million in Other liabilities, with an offsetting after-tax increase of $103 million and $2 million in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $2 million as at the Transition Date.

The net impact as at April 30, 2011 was a pre-tax decrease of $137 million in Other liabilities, an after-tax increase of $93 million and $3 million in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of nil.

The net impact as at October 31, 2011 was a pre-tax decrease of $102 million in Other liabilities, an after-tax increase of $75 million and nil in retained earnings and AOCI, respectively, and an after-tax increase in Contributed

CIBC Second Quarter 2012	93

surplus of $3 million.

Share-based payment expense decreased by $3 million ($2 million after-tax) for the three months ended April 30, 2011, increased by $13 million ($10 million after-tax) for the six months ended April 30, 2011, and increased by $37 million ($28 million after-tax) for the year ended October 31, 2011.

6. Joint venture accounting

Canadian GAAP – Interests in jointly-controlled entities were proportionately consolidated. Additionally, previous versions of Canadian GAAP required the amortization of goodwill including that recognized under joint venture agreements.

IFRS – Under IAS 31 “Interests in Joint Ventures”, interests in jointly-controlled entities may be accounted for using either proportionate consolidation or the equity method of accounting. We elected to apply the equity method for our jointly-controlled investments. The transition to the equity method resulted in a decrease in consolidated assets and liabilities of $2.2 billion ($2.0 billion as at April 30, 2011 and $2.5 billion as at October 31, 2011). In addition, due to our transition to the equity method under IFRS, amortization of goodwill previously recognized under proportionate consolidation was reversed, resulting in an after-tax increase of $6 million in retained earnings as at the Transition Date.

The increase (decrease) on the consolidated balance sheet as a result of the equity accounting for joint ventures was as follows:

$ millions, as at	2011 Oct. 31	2011 Apr. 30	2010 Nov. 1
Interest-bearing deposits with banks	$(1,008)	$(757)	$(956)
Securities	(1,276)	(1,105)	(1,061)
Securities purchased under resale agreements	(362)	(297)	(219)
Loans	(202)	(73)	(61)
Customers' liability under acceptances	162	39	-
Land, buildings and equipment	(2)	(3)	(4)
Goodwill	(5)	(5)	(6)
Software and other intangible assets	(21)	(26)	(30)
Investments in equity-accounted associates and joint ventures	266	255	197
Other assets	(27)	(29)	(29)
Total assets	$(2,475)	$(2,001)	$(2,169)
Deposits	$(2,696)	$(2,017)	$(2,161)
Acceptances	162	39	-
Other liabilities	53	(29)	(14)
	(2,481)	(2,007)	(2,175)
Retained earnings	6	6	6
Total liabilities and shareholders’ equity	$(2,475)	$(2,001)	$(2,169)

Application of the equity method of accounting for joint ventures had no impact on consolidated net income. However, the increase (decrease) in the consolidated statement of income as a result of the difference in presentation was as follows:

	For the three months ended	For the six months ended	For the year ended

$ millions	2011 Apr. 30	2011 Apr. 30	2011 Oct. 31
Interest income	$(10)	$(19)	$(39)
Interest expense	-	-	1
Net interest income	(10)	(19)	(40)
Income in equity-accounted associates and joint ventures	13	60	84
Other non-interest income	(32)	(105)	(167)
Total revenue	(29)	(64)	(123)
Provision for credit losses	-	-	-
Non-interest expenses	(24)	(47)	(96)
Net loss before income taxes	(5)	(17)	(27)
Income taxes	(5)	(17)	(27)
Net income	$-	$-	$-

94	CIBC Second Quarter 2012

7. Finance leases

Canadian GAAP – Under Canadian GAAP, we were deemed to be the owner of land and building for a certain property, as well as the holder of the associated debt. We initially recognized the land and building at cost and recognized the initial carrying amount of the debt at the same amount as the land and building. In addition, as deemed owner, we depreciated the building over a period of 40 years, and no depreciation was recognized in respect of the land.

IFRS – Under IAS 17 “Leases”, we recognized an asset and a liability underlying a finance lease for the above noted property. The land and building and the corresponding liability are measured at the present value of the minimum lease payments, which is lower than the carrying amount of the land and building. This is because both the land and building are depreciated over the 30 year term of the lease. This resulted in an after-tax decrease in retained earnings of $17 million as at the Transition Date ($18 million as at April 30, 2011 and $19 million as at October 31, 2011), reflecting higher cumulative depreciation expense under IFRS, which was partially offset by lower cumulative interest expense under IFRS.

For the three months ended April 30, 2011, a $1 million decrease in net income was recognized ($1 million after-tax), which was comprised of additional depreciation expense of $2 million and a $1 million decrease in interest expense.

For the six months ended April 30, 2011, a $2 million decrease in net income was recognized ($1 million after-tax), which was comprised of additional depreciation expense of $4 million and a $2 million decrease in interest expense.

For the year ended October 31, 2011, a $4 million decrease in net income was recognized ($2 million after-tax), which was comprised of additional depreciation expense of $8 million and a $4 million decrease in interest expense.

8. Leveraged leases

Canadian GAAP – Under Canadian GAAP, a change in the estimated timing of cash flows relating to income taxes resulted in a recalculation of the timing of income recognition from leveraged leases in accordance with EIC-46 “Leveraged Leases”.

IFRS – Our investments in leveraged leases are classified as loans and are measured at amortized cost using the effective interest method. Income is measured on a constant yield basis using the effective interest rate determined at the inception of the lease.

This resulted in an increase in Business and government loans of $37 million along with an after-tax increase in retained earnings of $20 million as at the Transition Date ($30 million increase and after-tax increase of $18 million, respectively, as at April 30, 2011, and $24 million increase and after-tax increase of $13 million, respectively, as at October 31, 2011).

Interest income and net income were reduced by $2 million ($1 million after-tax) for the three months ended April 30, 2011, $4 million ($2 million after-tax) for the six months ended April 30, 2011, and $12 million ($7 million after-tax) for the year ended October 31, 2011.

9. Customer loyalty awards

Canadian GAAP – At the time customer loyalty awards under self-managed credit card reward programs were granted, the expected cost to fulfill award obligations were recognized as a liability and a reduction in related revenue. When the customer redeemed the award, the liability was reduced by the actual cost of the award.

For some of our credit cards, we provide our customers with loyalty awards at the time that they activate a new card. The cost of these awards was deferred and amortized.

IFRS – At the time that customer loyalty awards are granted under self-managed credit card reward programs, the estimated fair value of the awards expected to be redeemed is recognized as deferred revenue within Other liabilities. When we have satisfied our obligation related to the awards, the deferred revenue is recognized as revenue in net income, while the cost of our obligation is recognized as an expense, which has the impact of grossing up our revenue and expenses relative to Canadian GAAP.

Loyalty awards granted at the time customers activate a new card are expensed under IFRS rather than being deferred and amortized.

The differences relating to loyalty awards resulted in an after-tax decrease in retained earnings of $6 million as at the Transition Date ($5 million as at April 30, 2011 and $6 million as at October 31, 2011).

For the three months ended April 30, 2011, revenues and expenses increased by $14 million and $13 million, respectively ($30 million and $29 million, respectively, for the six months ended April 30, 2011 and $54 million and $54 million, respectively, for the year ended October 31, 2011).

10. Loan loss accounting

Canadian GAAP – An impaired loan was measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. The unwinding of the time value of money (discounting of future cash flows) could be recognized as either a credit to the provision or as interest income. We recognized the unwinding of the time value of money as a credit to the provision.

In addition, allowances for credit losses were classified as either specific allowances or general allowances. Specific allowances were recognized when impairment had been

CIBC Second Quarter 2012	95

identified for loans that were either assessed individually or assessed collectively. General allowances were established for groups of loans where impairment was inherent but not specifically identified.

IFRS – Under IAS 39, an impaired loan is also measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. However, under IFRS, the unwinding of the time value of money is recognized as interest income. This difference did not impact the opening IFRS consolidated balance sheet. For the three months ended April 30, 2011, $13 million of the unwinding of time value of money was reclassified from Provision for credit losses to Interest income ($27 million for the six months ended April 30, 2011 and $48 million for the year ended October 31, 2011).

In addition, under IFRS, allowances for credit losses are classified as either individual allowances or collective allowances. For loans that are considered individually significant, the assessment of impairment is performed on an account-by-account basis and the resulting allowances, if any, are classified as individual allowances. Impairment is collectively assessed in two circumstances:

•	For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis; and
•	For groups of loans where each loan is considered to be not individually significant.

The difference in classification did not result in a transitional adjustment as at the Transition Date or in the 2011 comparative period. However, the Canadian GAAP category of general allowance for all loans has been re-characterized as collective allowance under IFRS, and the specific allowance for collectively assessed loans also has been re-characterized as collective allowance under IFRS. The specific allowance for individually assessed loans has been re-characterized as individual allowance. The increase in the allowance under IFRS is a result of the consolidation of certain securitization transactions (see Sections B.2 and B.3).

11. Impairment of goodwill and other intangible assets

Canadian GAAP – For the purpose of impairment testing, goodwill was allocated to reporting units which were defined as an operating segment or one level below an operating segment.

The impairment test for goodwill was based on a comparison of the carrying value of the reporting unit, including the allocated goodwill, with its fair value. When the carrying value of a reporting unit exceeded its fair value, any impairment of goodwill was measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill was the excess of the fair value of the reporting unit over the fair value of the net tangible and other intangible assets of the reporting unit.

The impairment test for other intangible assets was based on comparison of the carrying value of the intangible asset with its fair value. An impairment loss was recognized in net income for the excess of the carrying value of the intangible asset over its fair value.

IFRS – As discussed in Section A.2, the carrying value of goodwill arising on business combinations occurring before the Transition Date has not been adjusted.

Under IAS 36 “Impairment of Assets”, goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. CGUs are defined as the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. The allocation of goodwill to CGUs or groups of CGUs under IFRS is broadly similar to the allocation of goodwill to reporting units under Canadian GAAP.

The impairment test for goodwill is based on a comparison of the carrying value of the CGU or groups of CGUs, including the allocated goodwill, with the recoverable amount of the CGU or groups of CGUs. The recoverable amount is the greater of fair value less cost to sell and value in use.

Value in use is the present value of the future cash flows expected to be derived from the CGU or groups of CGUs. The impairment loss is calculated as the excess of the carrying value over the recoverable amount.

The impairment test for other intangible assets is also based on a comparison of the carrying value with the recoverable amount related to that asset. If the recoverable amount is lower than the carrying value, the excess of the carrying value over the recoverable amount is recognized as an impairment loss.

Under IFRS 1, the carrying value of indefinite-lived intangible assets and goodwill were tested for impairment as at the Transition Date (see Section A.2), and no impairment loss was recognized.

In addition, the carrying value of CGUs to which goodwill has been allocated and other indefinite-lived intangible assets is required to be tested for impairment annually, or at each reporting date when there is an indication of a possible impairment. The carrying value of goodwill arising on the acquisition of CIBC FirstCaribbean was allocated to the CIBC FirstCaribbean CGU under IFRS, which is consistent with the allocation of goodwill to the CIBC FirstCaribbean reporting unit under Canadian GAAP. In the three months ended July 31, 2011, impairment testing was performed under both Canadian GAAP and IFRS. Under Canadian GAAP, the implied fair value of CIBC FirstCaribbean’s goodwill was greater than its carrying value and no impairment loss was recognized.

Under IFRS, the estimated recoverable amount of the CIBC FirstCaribbean CGU was determined to be lower than

96	CIBC Second Quarter 2012

the carrying value, and as a result an impairment loss of $203 million was recognized in the three months ended July 31, 2011.

The estimated recoverable amount of the CIBC FirstCaribbean CGU was based on its value in use, which was estimated using an internally developed discounted future cash flow valuation model taking into account entity specific cash flows (see Note 13 for further information). This test is similar to the step 1 fair value test under Canadian GAAP.

12. Reimbursement

Canadian GAAP – Reimbursements by another party in respect of accrued contingent losses were recognized when the reimbursement was “probable”.

IFRS – Reimbursements by another party in respect of accrued contingent losses are recognized when it is “virtually certain” that the reimbursement will be received, which is a higher recognition threshold than probable under Canadian GAAP. As a result of the higher recognition threshold under IFRS, a reimbursement related to an indemnification that was recognized under Canadian GAAP was reversed under IFRS, resulting in a decrease in net income of nil for the three months and six months ended April 30, 2011 and $11 million ($6 million after-tax) for the year ended October 31, 2011.

13. Earnings per share

Canadian GAAP – Preferred shares that may be settled in cash or that are convertible into equity did not impact diluted EPS to the extent that there was a past practice of cash settlement. As a result, our Series 26, 27 and 29 Class A Preferred Shares that were redeemable for cash or were convertible to common shares at the option of CIBC (the Convertible Preferred Shares) through to August 17, 2011 had no dilution impact in calculating diluted EPS.

IFRS – Under IFRS, if preferred shares can be converted into common shares, they are included in the calculation of diluted EPS regardless of whether there is a past practice of conversion to common shares. As a result, the Convertible Preferred Shares are included in the calculation of diluted EPS for the period through to August 17, 2011, at which time we renounced our rights to convert the Convertible Preferred Shares into CIBC common shares except when required to do so by OSFI pursuant to a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. The inclusion of the Convertible Preferred Shares increased the weighted-average number of common shares outstanding in the diluted EPS calculation by 11,591 thousand for the three months ended April 30, 2011 (11,902 thousand for the six months ended April 30, 2011 and 9,609 thousand for the year ended October 31, 2011).

C. Other presentation reclassifications

1. Non-controlling interests

Under Canadian GAAP, minority interests in subsidiaries are classified outside of shareholders’ equity. Under IFRS, minority interests are referred to as non-controlling interests, and non-controlling interests are classified as equity, and are presented separately within total equity. As a result, $168 million of non-controlling interests were reclassified to total equity as at the Transition Date ($157 million as at April 30, 2011 and $164 million as at October 31, 2011), with no impact on consolidated net assets.

2. Precious metals

Under Canadian GAAP, we included precious metals in the balance sheet under Cash and non-interest-bearing deposits with banks, whereas under IFRS, we include precious metals in Other assets. As a result, $373 million of precious metals were reclassified from Cash and non-interest-bearing deposits with banks to Other assets as at the Transition Date ($242 million as at April 30, 2011 and $374 million as at October 31, 2011).

3. Covered bond liabilities

Under Canadian GAAP, we included covered bond liabilities in the consolidated balance sheet under Business and government deposits, whereas under IFRS, we include the covered bond liabilities in Secured borrowings. As a result, $6.4 billion of covered bond liabilities were reclassified from Business and government deposits to Secured borrowings as at the Transition Date ($8.4 billion as at April 30, 2011 and $11.9 billion as at October 31, 2011).

4. Consolidated statement of cash flows

In conjunction with the transition to IFRS, we have reclassified certain items within the consolidated statement of cash flows.

Under IFRS, items classified within cash flows provided by (used in) financing activities are primarily for transactions related to our common and preferred shares and subordinated indebtedness. Items classified within cash flows provided by (used in) investing activities relate to cash flows for the acquisition or disposal of assets that support treasury management activities or are of a strategic or longer-term nature. All other items are presented as cash flows provided by (used in) operating activities.

The principles of classification followed under IFRS resulted in the following changes in classification from that under Canadian GAAP:

CIBC Second Quarter 2012	97

Classification under

	Canadian GAAP	IFRS
Deposits, net of withdrawals	Financing activities	Operating activities
Obligations related to securities sold short	Financing activities	Operating activities
Obligations related to securities sold under repurchase agreements	Financing activities	Operating activities
Cash collateral on securities lent	Financing activities	Operating activities
Interest-bearing deposits with banks	Investing activities	Operating activities
Loans, net of repayments	Investing activities	Operating activities
Cash collateral on securities borrowed	Investing activities	Operating activities
Securities purchased under resale agreements	Investing activities	Operating activities

The changes in presentation, along with the impact of adjustments related to the transition to IFRS, resulted in adjustments to the statement of cash flows, as discussed below.

Three months ended April 30, 2011

For the three months ended April 30, 2011, the net increase in Cash and non-interest-bearing deposits with banks was $0.5 billion under Canadian GAAP, as compared to a net increase of $0.5 billion under IFRS, for a difference of nil.

Cash flows from operating activities increased by $2.8 billion, from a net outflow of $2.8 billion under Canadian GAAP to a net inflow of nil under IFRS.

Cash flows from financing activities decreased by $19.0 billion, from a net inflow of $17.8 billion under Canadian GAAP to a net outflow of $1.2 billion under IFRS.

Cash flows from investing activities increased by $16.2 billion, from a net outflow of $14.5 billion under Canadian GAAP to a net inflow of $1.7 billion under IFRS.

Six months ended April 30, 2011

For the six months ended April 30, 2011, the net decrease in Cash and non-interest bearing deposits with banks was $0.1 billion under Canadian GAAP, as compared to a net increase of $0.1 billion under IFRS, a difference of $0.2 billion.

Cash flows from operating activities increased by $4.3 billion, from a net outflow of $4.1 billion under Canadian GAAP to a net inflow of $0.2 billion under IFRS.

Cash flows from financing activities decreased by $34.4 billion, from a net inflow of $34.0 billion under Canadian GAAP to a net outflow of $0.4 billion under IFRS.

Cash flows from investing activities increased by $30.3 billion, from a net outflow of $30.0 billion under Canadian GAAP to a net inflow of $0.3 billion under IFRS.

Year ended October 31, 2011

For the year ended October 31, 2011, the net decrease in Cash and non-interest bearing deposits with banks was $0.3 billion under both Canadian GAAP and IFRS.

Cash flows from operating activities increased by $6.2 billion, from a net outflow of $1.4 billion under Canadian GAAP to a net inflow of $4.8 billion under IFRS.

Cash flows from financing activities increased by $1.0 billion, from a net outflow of $2.3 billion under Canadian GAAP to a net outflow of $1.3 billion under IFRS.

Cash flows from investing activities decreased by $7.2 billion, from a net inflow of $3.4 billion under Canadian GAAP to a net outflow of $3.8 billion under IFRS.

98	CIBC Second Quarter 2012

D. Reconciliation of equity from Canadian GAAP to IFRS

$ millions, as at November 1, 2010	Retained earnings	AOCI	Other equity	Total shareholders' equity	Non- controlling interests	Total equity	Note
As reported under Canadian GAAP	$6,095	$(361)	$10,056	$15,790	$-	$15,790
Employee benefits	(1,080)	-	-	(1,080)	-	(1,080)	A.1, B.1
Securitized residential mortgages	(131)	(34)	-	(165)	-	(165)	A.8, B.2
Consolidation	(128)	(8)	-	(136)	-	(136)	A.8, B.3
Measurement of private AFS equity securities	-	201	-	201	-	201	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	-	-	-	-	B.4
Impairment of AFS equity securities	(50)	46	-	(4)	-	(4)	B.4
Reclassification of financial instruments	(85)	-	-	(85)	-	(85)	A.5, B.4
Share-based payments	103	2	2	107	-	107	B.5
Joint venture accounting	6	-	-	6	-	6	B.6
Foreign currency translation adjustments	(575)	575	-	-	-	-	A.3
Finance leases and leveraged leases	3	-	-	3	-	3	B.7, B.8
Customer loyalty points	(6)	-	-	(6)	-	(6)	B.9
Presentation of non-controlling interests as equity	-	-	-	-	168	168	C.1
	$(1,938)	$777	$2	$(1,159)	$168	$(991)
As reported under IFRS	$4,157	$416	$10,058	$14,631	$168	$14,799

$ millions, as at April 30, 2011
As reported under Canadian GAAP	$6,801	$(721)	$10,362	$16,442	$-	$16,442
Employee benefits	(1,030)	1	-	(1,029)	-	(1,029)	A.1, B.1
Securitized residential mortgages	(173)	(26)	-	(199)	-	(199)	A.8, B.2
Consolidation	(113)	(4)	-	(117)	-	(117)	A.8, B.3
Measurement of private AFS equity securities	(1)	207	-	206	-	206	B.4
Foreign exchange gains and losses on AFS debt instruments	12	(12)	-	-	-	-	B.4
Impairment of AFS equity securities	(47)	46	-	(1)	-	(1)	B.4
Reclassification of financial instruments	(51)	-	-	(51)	-	(51)	A.5, B.4
Share-based payments	93	3	-	96	-	96	B.5
Joint venture accounting	6	-	-	6	-	6	B.6
Foreign currency translation adjustments	(575)	575	-	-	-	-	A.3
Finance leases and leveraged leases	-	-	-	-	-	-	B.7, B.8
Customer loyalty points	(5)	-	-	(5)	-	(5)	B.9
Tax rate adjustment	(6)	-	-	(6)	-	(6)
Presentation of non-controlling interests as equity	-	-	-	-	157	157	C.1
	$(1,890)	$790	$-	$(1,100)	$157	(943)
As reported under IFRS	$4,911	$69	$10,362	$15,342	$157	$15,499

$ millions, as at October 31, 2011
As reported under Canadian GAAP	$7,605	$(487)	$10,222	$17,340	$-	$17,340
Employee benefits	(1,006)	1	-	(1,005)	-	(1,005)	A.1, B.1
Securitized residential mortgages	(164)	(28)	-	(192)	-	(192)	A.8, B.2
Consolidation	(136)	(7)	-	(143)	-	(143)	A.8, B.3
Measurement of private AFS equity securities	1	160	-	161	-	161	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	-	-	-	-	B.4
Impairment of AFS equity securities	(53)	48	-	(5)	-	(5)	B.4
Reclassification of financial instruments	(72)	1	-	(71)	-	(71)	A.5, B.4
Share-based payments	75	-	3	78	-	78	B.5
Joint venture accounting	6	-	-	6	-	6	B.6
Foreign currency translation adjustments	(571)	571	-	-	-	-	A.3
Finance leases and leveraged leases	(6)	-	-	(6)	-	(6)	B.7, B.8
Customer loyalty points	(6)	-	-	(6)	-	(6)	B.9
Goodwill impairment	(203)	(9)	-	(212)	-	(212)	B.11
Reimbursement	(6)	-	-	(6)	-	(6)	B.12
Tax rate adjustment	(12)	-	-	(12)	-	(12)
Presentation of non-controlling interests as equity	-	-	-	-	164	164	C.1
	$(2,148)	$732	$3	$(1,413)	$164	$(1,249)
As reported under IFRS	$5,457	$245	$10,225	$15,927	$164	$16,091

CIBC Second Quarter 2012	99

E. Impact of IFRS on financial results of reporting segments

A summary of the cumulative impact of the adoption of IFRS on the results of our reporting segments for the year ended October 31, 2011 is provided below.

$ millions, for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Canadian GAAP
Net interest income	$5,882	$179	$732	$(443)	$6,350
Non-interest income	1,800	1,740	1,143	1,216	5,899
Intersegment revenue	283	(283)	-	-	-
Total revenue	7,965	1,636	1,875	773	12,249
Provision for (reversal of) credit losses	1,072	4	32	(267)	841
Non-interest expenses	4,062	1,241	1,198	849	7,350
Income before income taxes and non-controlling interests	2,831	391	645	191	4,058
Income taxes	706	112	79	72	969
Net income before non-controlling interests (1)	$2,125	$279	$566	$119	$3,089
IFRS adjustments
Net interest income (2)	$(257)	$-	$(23)	$992	$712
Non-interest income (2)	337	-	17	(880)	(526)
Intersegment revenue	-	-	-	-	-
Total revenue	80	-	(6)	112	186
Provision for credit losses	24	-	15	264	303
Non-interest expenses	(28)	-	20	144	136
Income (loss) before income taxes	84	-	(41)	(296)	(253)
Income taxes	25	-	(18)	(49)	(42)
Net income (loss)	$59	$-	$(23)	$(247)	$(211)
IFRS
Net interest income (2)	$5,625	$179	$709	$549	$7,062
Non-interest income (2)	2,137	1,740	1,160	336	5,373
Intersegment revenue	283	(283)	-	-	-
Total revenue	8,045	1,636	1,869	885	12,435
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
Non-interest expenses	4,034	1,241	1,218	993	7,486
Income (loss) before income taxes	2,915	391	604	(105)	3,805
Income taxes	731	112	61	23	927
Net income (loss) (1)	$2,184	$279	$543	$(128)	$2,878

(1)	Under Canadian GAAP, net income represents income after attribution to non-controlling interests, whereas under IFRS, net income represents income prior to attribution to non-controlling interests.
(2)

IFRS adjustments relating to the allocation of net interest and non-interest income between treasury in Corporate and Other, and the Retail and Business Banking and Wholesale Banking SBUs, have been restated in the 2011 comparative year with no impact to total revenue.

The impact of IFRS on the financial results of our reporting segments included the following:

•

The increase in net income in Retail and Business Banking was mainly due to adjustments for employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) of $96 million ($65 million after-tax), net of adjustments related to the securitization of residential mortgages (see Section B.2).

•	Adjustments relating to employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) largely offset in Wealth Management.
•	The decrease in net income in Wholesale Banking includes lower revenue in the structured credit run-off business of $8 million ($6 million after-tax) (see

Section B.4), reduced leverage lease revenues of $12 million ($7 million after-tax) (see Section B.8), increased litigation reserves of $11 million ($6 million after-tax) (see Section B.12), the elimination of a positive CVA of $13 million ($9 million after-tax) relating to seller swaps not recognized under IFRS (see Section B.2), net of increased revenue of $21 million ($11 million after-tax) on leveraged loans (see Section B.4).

•

The decrease in net income in Corporate and Other includes the $203 million CIBC FirstCaribbean goodwill impairment charge (see Section B.11) and securitization and consolidation related adjustments of $25 million ($18 million after-tax) (see Sections B.2 and B.3 respectively).

100	CIBC Second Quarter 2012

13. Additional annual disclosures under IFRS

The following IFRS annual disclosures are included to help provide an understanding of the comparative financial information as at or for the year ended October 31, 2011. Certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS were omitted or condensed where such information is not considered material to the understanding of our interim consolidated financial statements.

(i) Fair value of financial instruments

Methods and assumptions

Financial instruments with fair value equal to carrying value

Where we consider any difference between fair and carrying values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their carrying values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; and other liabilities.

Securities

The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third- party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

ABS and MBS not issued or guaranteed by government are valued using cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and CDOs in our structured credit run-off business, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, and accounts receivable.

The fair value of other assets is primarily assumed to be cost or amortized cost as we consider any difference to be insignificant.

CIBC Second Quarter 2012	101

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

Secured borrowings

The fair value of secured borrowings is based on market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Capital Trust securities

The fair value of Capital Trust securities is determined based on quoted market prices.

Subordinated indebtedness

The fair value is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including indicative dealer and broker quotations, third-party consensus pricing inputs, any relevant observable market inputs, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy and regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

After arriving at these valuations, to reflect market risk, we consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties,

102	CIBC Second Quarter 2012

except for high-quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of the individual and collective allowances and, hence, no further adjustments are made.

The following table provides the carrying and fair values of our financial assets and liabilities:

	Carrying value

$ millions, as at October 31, 2011	Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over carrying value
Financial assets
Cash and deposits with banks	$5,142	$-	$-	$5,142	$5,142	$-
Securities	-	33,177	27,118	60,295	60,295	-
Cash collateral on securities borrowed	1,838	-	-	1,838	1,838	-
Securities purchased under resale agreements	25,641	-	-	25,641	25,641	-
Loans
Residential mortgages	150,460	-	-	150,460	152,018	1,558
Personal	34,356	-	-	34,356	34,376	20
Credit card	15,112	-	-	15,112	15,112	-
Business and government	38,759	268	-	39,027	39,038	11
Derivative instruments	-	28,270	-	28,270	28,270	-
Customers’ liability under acceptances	9,454	-	-	9,454	9,454	-
Other assets	6,240	-	-	6,240	6,244	4
Financial liabilities
Deposits
Personal	$116,592	$-	$-	$116,592	$116,888	$296
Business and government	115,620	1,523	-	117,143	117,791	648
Bank	4,177	-	-	4,177	4,177	-
Derivative instruments	-	28,792	-	28,792	28,792	-
Acceptances	9,489	-	-	9,489	9,489	-
Obligations related to securities sold short	-	10,316	-	10,316	10,316	-
Cash collateral on securities lent	2,850	-	-	2,850	2,850	-
Secured borrowings	50,936	372	-	51,308	51,451	143
Capital Trust securities	1,594	-	-	1,594	2,070	476
Obligations related to securities sold under repurchase agreements	8,564	-	-	8,564	8,564	-
Other liabilities	8,175	-	-	8,175	8,175	-
Subordinated indebtedness	5,138	-	-	5,138	5,533	395

CIBC Second Quarter 2012	103

The table below presents the changes in fair value of Level 3 financial assets and liabilities:

		Net gains (losses) included in net income

$ millions, for the year ended October 31, 2011	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Trading securities and loans	$840	$30	$(21)	$-	$-	$287	$-	$(400)	$(166)	$570
AFS securities	2,482	230	(18)	(40)	-	717	(417)	(22)	(880)	2,052
FVO securities and loans	270	26	(18)	-	-	-	-	(38)	(42)	198
Derivative assets	1,446	(197)	(69)	-	-	-	-	-	(71)	1,109
Total	$5,038	$89	$(126)	$(40)	$-	$1,004	$(417)	$(460)	$(1,159)	$3,929
Deposits (3)	$(891)	$9	$307	$-	$12	$-	$(150)	$80	$50	$(583)
Secured borrowings - FVO	(359)	-	4	-	-	-	(17)	-	-	(372)
Derivative liabilities	(2,232)	53	(26)	-	-	-	(3)	-	271	(1,937)
Total	$(3,482)	$62	$285	$-	$12	$-	$(170)	$80	$321	$(2,892)
(1)	Includes foreign currency gains and losses.
(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Comprises FVO deposits of $432 million and bifurcated embedded derivatives of $151 million.

Fair value of derivative instruments

$ millions, as at October 31, 2011	Positive	Negative	Net
Total held for trading (1)	$24,561	$25,904	$(1,343)
Total held for ALM	3,709	2,888	821
Total fair value	28,270	28,792	(522)
Less: effect of master netting agreements	(20,723)	(20,723)	-
Total fair value	$7,547	$8,069	$(522)
Average fair value of derivatives (2)	$29,032	$28,329	$703
(1)	Includes positive and negative fair values of $335 million and $232 million, respectively, for exchange-traded contracts.
(2)	Average fair value represents monthly averages.

104	CIBC Second Quarter 2012

(ii) Securities

The following table provides the residual term to contractual maturity for our securities:

$ millions, as at October 31, 2011	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Total

			Carrying value
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$1,686	$2,600	$42	$506	$-	$4,834
Other Canadian governments	205	4,189	1,777	55	-	6,226
U.S. Treasury and agencies	3,393	241	27	-	-	3,661
Other foreign governments	2,514	774	163	186	-	3,637
Mortgage-backed securities	51	2,090	72	583	-	2,796
Asset-backed securities	107	1,197	-	2	-	1,306
Corporate public debt	2,056	1,632	20	92	-	3,800
Corporate private debt	8	14	3	-	-	25
Total debt securities	10,020	12,737	2,104	1,424	-	26,285
Corporate public equity	-	-	-	-	115	115
Corporate private equity	9	-	-	9	700	718
Total equity securities	9	-	-	9	815	833
Total AFS securities	$10,029	$12,737	$2,104	$1,433	$815	$27,118
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,443	$1,461	$762	$600	$-	$4,266
Other Canadian governments	480	1,188	807	914	-	3,389
U.S. Treasury and agencies	25	188	64	4	-	281
Other foreign governments	94	186	1	1	-	282
Mortgage-backed securities	-	656	5	2	-	663
Asset-backed securities	276	75	72	375	-	798
Corporate public debt	415	384	214	188	-	1,201
Corporate public equity	-	3	-	-	21,830	21,833
Total trading securities	$2,733	$4,141	$1,925	$2,084	$21,830	$32,713
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$-	$-	$-	$46	$-	$46
U.S. Treasury and agencies	20	-	-	-	-	20
Mortgage-backed securities	-	-	-	43	-	43
Asset-backed securities	-	-	-	271	-	271
Corporate public debt	-	-	84	-	-	84
Total FVO securities	$20	$-	$84	$360	$-	$464
Total securities	$12,782	$16,878	$4,113	$3,877	$22,645	$60,295

The table below presents realized gains, losses, and impairment reversals and write-downs on AFS securities:

$ millions, for the year ended October 31, 2011
Realized gains	$474
Realized losses	(59)
Impairment reversals	1
Impairment write-downs
Debt securities	(1)
Equity securities	(18)
$397

CIBC Second Quarter 2012	105

(iii) Loans

$ millions, as at October 31, 2011	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Amortized cost
Residential mortgages	$150,509	$1	$48	$49	$150,460
Personal	34,842	8	478	486	34,356
Credit card	15,744	-	632	632	15,112
Business and government	39,395	357	279	636	38,759
	$240,490	$366	$1,437	$1,803	$238,687
Trading
Business and government	$268	$-	$-	$-	$268
	$268	$-	$-	$-	$268
	$240,758	$366	$1,437	$1,803	$238,955

Individual allowance

$ millions, as at or for the year ended October 31, 2011	Residential mortgages	Personal	Business and government	Total
Balance at beginning of year	$1	$6	$338	$345
Provision for credit losses	-	4	152	156
Write-offs	-	(1)	(99)	(100)
Recoveries	-	-	6	6
Interest income on impaired loans	-	-	(34)	(34)
Other	-	(1)	(6)	(7)
Balance at end of year	$1	$8	$357	$366

Collective allowance

$ millions, as at or for the year ended October 31, 2011	Residential mortgages	Personal	Credit card	Business and government	Total
Balance at beginning of year	$42	$511	$650	$402	$1,605
Provision for credit losses	39	248	728	(27)	988
Write-offs	(17)	(307)	(852)	(59)	(1,235)
Recoveries	-	27	106	6	139
Interest income on impaired loans	(13)	(1)	-	-	(14)
Other	(3)	-	-	5	2
Balance at end of year	$48	$478	$632	$327	$1,485
Comprises:
Loans	$48	$478	$632	$279	$1,437
Undrawn credit facilities (1)	-	-	-	48	48
(1)	Included in Other liabilities on interim consolidated balance sheet.

(iv) Investment property

A reconciliation of the carrying value of the finance lease property, including the portion classified as investment property, is as follows:

$ millions, for the year ended October 31, 2011
Balance at beginning of year	$422
Amortization	18
Balance at end of year	$404

Rental income of $78 million was generated by the investment property in 2011 and interest expense of $28 million and non-interest expenses of $35 million were incurred on the finance lease property in 2011. Our commitment relating to the finance lease is disclosed in Section (xi) of this Note.

106	CIBC Second Quarter 2012

(v) Goodwill

Under IFRS, the carrying amount of goodwill was reviewed for impairment upon transition as at November 1, 2010, and to be tested annually as at April 30 and whenever there are events or changes in circumstances indicative that the carrying value is not recoverable.

Goodwill is allocated to CGUs for the purposes of impairment testing based on the level at which it is monitored by management. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have four CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU and SBU as follows:

$ millions, for the year ended October 31, 2011

CGUs	CIBC FirstCaribbean (1)		Wealth Management	Capital markets (1)	Other	Total
Balance at beginning of year	$927		$879	$40	$61	$1,907
Acquisitions	-		-	-	2	2
Impairment	(203	) (2)	-	-	-	(203)
Adjustments (3)	(30)		-	-	1	(29)
Balance at end of year	$694		$879	$40	$64	$1,677
(1)	Capital markets and CIBC FirstCaribbean CGUs are part of Wholesale Banking and Corporate and Other reporting segments, respectively.
(2)	The impairment loss is recognized in Other non-interest expenses in the interim consolidated statement of income.
(3)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in Corporate Banking, Retail Banking, Wealth Management, Credit Cards, Treasury Sales and Trading, and Investment Banking. CIBC FirstCaribbean operates in the Caribbean and is traded as CIBC FirstCaribbean on the stock exchanges of Barbados, Trinidad, Jamaica, The Bahamas and the Eastern Caribbean with assets of over US$10.9 billion. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value-in-use calculation. It has been determined using cash flow projections based on the CIBC FirstCaribbean internal plan approved by its Board of Directors covering a three-year period and our estimation of the capital required to be maintained in the region to support ongoing operations. The estimation of cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding long-term required capital and sustainable cash flows, which reflect management’s view of future performance. Growth factors reflecting the estimated benefits of interest rate spreads and loan loss rates coming back into line with historic rates were applied to the two years subsequent to the available Board approved forecasts. A terminal growth rate of 2.5% (2.5% as at November 1, 2010) was applied thereafter. The forecast cash flows have been discounted at a rate of 13% (13% as at November 1, 2010) which is a risk-adjusted interest rate appropriate to CIBC FirstCaribbean. The determination of discount rate requires the exercise of judgment.

For the impairment testing performed as at November 1, 2010, we determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying value. As a result, no impairment charge was recorded in the opening IFRS balance sheet.

In the three months ended July 31, 2011, we recognized an impairment charge of $203 million in respect of goodwill held by Corporate and Other for CIBC FirstCaribbean. The impairment charge was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region. Including the impairment charge, the recoverable amount of CIBC FirstCaribbean was equal to its carrying amount including the remaining goodwill of $700 million. Should there be further reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU, this would result in additional goodwill impairment charges. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

Wealth Management

The recoverable amount of Wealth Management is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple

CIBC Second Quarter 2012	107

derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 12 to 16 for testing performed as at November 1, 2010 and from 12 to 18 for the impairment testing performed as at April 30, 2011 for comparative purposes.

We have determined that for the impairment testing performed as at November 1, 2010 and as at April 30, 2011 the estimated recoverable amount of the Wealth Management CGU was in excess of the carrying values. As a result, no impairment charge was recorded as at November 1, 2010 or during 2011.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Capital markets and Other

Goodwill relating to the Capital markets and the Other CGUs is allocated between Wholesale Banking and Retail and Business Banking SBUs and is not considered significant.

(vi) Designated accounting hedges

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31, 2011	Derivatives notional amount	Carrying value
		Positive	Negative
Fair value hedges	$124,566	$2,178	$842
Cash flow hedges	3,272	46	22
NIFO hedges	1,022	44	-
	$128,860	$2,268	$864

In addition, foreign currency denominated deposit liabilities of $54 million and $2.3 billion have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31, 2011	Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
Cash inflows	$-	$-	$-	$-
Cash outflows	141	79	134	14
Net cash flow	$(141)	$(79)	$(134)	$(14)

(vii) Share-based payments

The following table provides the compensation expense, before the impact of hedging, and related liabilities in respect of the significant share-based payment plans provided by CIBC:

$ millions, as at or for the year ended October 31, 2011	Compensation expense	Compensation liability
Restricted share awards	$252	$515
Performance share units	49	72
Book value units	11	16
Deferred share units—employees	-	1
Deferred share units—Directors	2	9
Employee stock option plans	6	n/a
Employee share purchase plans	31	n/a
	$351	$613
n/a	Not applicable.

Hedging

The impact due to changes in our share price in respect of cash-settled share-based compensation under the RSA, PSU, and DSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in OCI and are reclassified into compensation expense over the period that the hedged rewards impact the consolidated statement of income. During 2011, we recorded gains of $18 million in the consolidated statement of income and an additional gain of $1 million in AOCI in respect of cash flow accounting hedge relationships of cash-settled awards.

108	CIBC Second Quarter 2012

(viii) Post-employment benefits

The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, the U.S., the U.K., and the Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

$ millions, as at or for the year ended October 31, 2011	Pension plans	Other post- employment plans
Defined benefit obligation
Balance at beginning of year	$4,615	$536
Current service cost	150	9
Employee contributions	6	-
Interest cost on defined benefit obligation	260	29
Benefits paid	(222)	(27)
Foreign exchange rate changes	(9)	-
Actuarial losses on defined benefit obligation	163	23
Plan amendments	10	-
Balance at end of year	$4,973	$570
Plan assets
Fair value at beginning of year	$4,608	$-
Expected return on plan assets	292	-
Actuarial losses on plan assets	(60)	-
Employer contributions	281	27
Employee contributions	6	-
Benefits paid	(222)	(27)
Foreign exchange rate changes	(9)	-
Net transfer out	(1)	-
Fair value at end of year	$4,895	$-
Funded status deficit	$(78)	$(570)
Unamortized net actuarial losses	257	23
Unamortized past service costs (gains)	1	(52)
Defined benefit asset (liability)	$180	$(599)
Valuation allowance	(18)	-
Defined benefit asset (liability), net of valuation allowance	$162	$(599)

The defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

$ millions, as at October 31, 2011	Pension plans	Other post- employment plans
Defined benefit asset (liability), net of valuation allowance, included in:
Other assets	$221	$-
Other liabilities	(59)	(599)
	$162	$(599)

Included in the defined benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with defined benefit obligations in excess of fair value of assets:

$ millions, as at October 31, 2011	Pension plans	Other post- employment plans
Defined benefit obligation
Unfunded plans	$47	$570
Funded plans	4,490	-
	4,537	570
Fair value of plan assets	4,346	-
Funded status deficit	$(191)	$(570)

CIBC Second Quarter 2012	109

The net defined benefit plan expense is as follows:

$ millions, for the year ended October 31, 2011	Pension plans	Other post- employment plans
Current service cost	$150	$9
Interest cost on defined benefit obligation	260	29
Expected return on plan assets	(292)	-
Recognition of past service costs (gains)	10	(10)
Amortization of net actuarial losses	1	1
	129	29
Change in valuation allowance	1	-
Defined benefit plan expense recognized	$130	$29

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental and life insurance benefits are as follows:

For the year ended October 31, 2011
Health-care cost trend rates assumed for next year	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%
Year that the rate reaches the ultimate trend rate	2029

A 100 basis points change in assumed health-care cost trend rates would have the following effects:

$ millions, for the year ended October 31, 2011	Aggregate of service and interest costs	Defined benefit obligation
100 basis points increase in rates	$3	$61
100 basis points decrease in rates	(3)	(50)

The following table outlines the potential impact of a change of 100 basis points in certain key assumptions used in measuring the defined benefit obligations and related expenses for our Canadian plans as at October 31, 2011:

$ millions, for the year ended October 31, 2011

Estimated increase (decrease) in defined benefit plan expense for the year based on assumptions at the beginning of the year	Pension plans	Other post- employment plans
Discount rate
Decrease in assumption	$17	$2
Increase in assumption	(26)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	40	n/a
Increase in assumption	(40)	n/a
Rate of compensation increase
Decrease in assumption	(18)	-
Increase in assumption	20	-
n/a	Not applicable.

$ millions, as at October 31, 2011

Estimated increase (decrease) in defined benefit obligation as at October 31, 2011	Pension plans	Other post- employment plans
Discount rate
Decrease in assumption	$682	$79
Increase in assumption	(654)	(64)
Rate of compensation increase
Decrease in assumption	(120)	(1)
Increase in assumption	130	1

110	CIBC Second Quarter 2012

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

$ millions, for the year ended October 31, 2011	Pension plans	Other post- employment plans	Total
Defined benefit plans	$352	$61	$413
Defined contribution and other plans	89	-	89
	$441	$61	$502

The history of experience adjustments is as follows:

$ millions, for the year ended October 31, 2011	Pension plans	Other post- employment plans
Defined benefit obligation	$4,973	$570
Fair value of plan assets	4,895	-
Funded status deficit	$(78)	$(570)
Experience losses on plan liabilities	$163	$23
Experience losses on plan assets	60	-

(ix) Income taxes

$ millions, for the year ended	2011 Oct. 31
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(22)
Current income tax expense	431
409
Provision for deferred income taxes
Adjustments for prior years	25
Effect of changes in tax rates and laws	28
Origination and reversal of temporary differences	465
518
927
Other comprehensive income	(37)
Total comprehensive income	$890

Components of income tax

$ millions , for the year ended	2011 Oct. 31
Current income taxes
Federal	$216
Provincial	141
Foreign	15
372
Deferred income taxes
Federal	273
Provincial	164
Foreign	81
518
$890

CIBC Second Quarter 2012	111

Deferred income tax balances are included in Other assets and Other liabilities, and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rate of 28.2% as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended		2011 Oct. 31
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,073	28.2%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(11)	(0.3)
Tax-exempt income	(136)	(3.5)
Tax-exempt gains	(3)	(0.1)
Change in income tax rate on deferred tax balances	28	0.7
Impact of equity-accounted income	(24)	(0.6)
Income taxes in the consolidated statement of income	$927	24.4%
Temporary differences

The temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax assets have not been recognized, were $717 million as at October 31, 2011. These temporary differences largely do not relate to capital losses and are scheduled to expire within 10 years.

Sources of and movement in deferred tax assets and liabilities

The following tables show the sources and changes in deferred tax assets and liabilities, net of valuation allowance.

$ millions, for the year ended October 31, 2011	Allowance for credit losses	Buildings and equipment	Other	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards	Unearned income	Total assets
Deferred tax assets
Balance at beginning of year	$356	$76	$223	$418	$36	$77	$599	$88	$1,873
Recognized in net income	(17)	(3)	(201)	(137)	16	(44)	(533)	19	(900)
Recognized in OCI	-	-	(8)	1	-	-	-	-	(7)
Other (1)	(1)	(4)	(2)	1	(2)	(2)	(2)	(3)	(15)
Balance at end of year	$338	$69	$12	$283	$50	$31	$64	$104	$951

$ millions, for the year ended October 31, 2011		Buildings and equipment	Foreign currency	Goodwill	Lease receivables	Other	Pension and employee benefits	Securities revaluation	Total liabilities
Deferred tax liabilities
Balance at beginning of year		$(79)	$(62)	$(70)	$(104)	$(53)	$(152)	$(231)	$(751)
Recognized in net income		15	53	(2)	20	14	135	147	382
Recognized in OCI		-	(25)	-	-	-	-	30	5
Other (1)		-	-	-	6	-	-	-	6
Balance at end of year		$(64)	$(34)	$(72)	$(78)	$(39)	$(17)	$(54)	$(358)
Net deferred tax assets (2)
As at November 1, 2010									$1,122
As at October 31, 2011									$593
(1)	Includes foreign currency translation adjustments.
(2)

As at October 31, 2011, $644 million (November 1, 2010: $1,122 million) of the net deferred tax assets were included in Other assets and $51 million (November 1, 2010: nil) were included in Other liabilities on our interim consolidated balance sheet.

112	CIBC Second Quarter 2012

(x) Earnings per share

$ millions, except per share amounts, for the year ended	2011 Oct. 31
Basic EPS
Net income attributable to equity shareholders	$2,867
Less: preferred share dividends and premiums	177
Net income attributable to common shareholders	$2,690
Weighted-average common shares outstanding (thousands)	396,233
Basic EPS	$6.79
Diluted EPS
Net income attributable to common shareholders	$2,690
Add: Dividends on Convertible Preferred Shares	38
Net income attributable to diluted common shares	$2,728
Weighted-average common shares outstanding (thousands)	396,233
Add: Convertible Preferred Shares (1) (thousands)	9,609
Stock options potentially exercisable (2) (thousands)	854
Weighted-average diluted common shares outstanding (thousands)	406,696
Diluted EPS	$6.71
(1)

We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. By renouncing our conversion right, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion right was renounced by CIBC.

(2)

Excludes average options outstanding of 1,263,670 with a weighted-average exercise price of $83.79 for the year ended October 31, 2011, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(xi) Finance lease commitments

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at	2011 Oct. 31
2012	$48
2013	49
2014	47
2015	46
2016	44
2017 and thereafter	482
716
Less: Future interest charges	297
Present value of finance lease commitments	$419

(xii) Compensation for key management personnel

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (1) ; and Senior Executive Team (SET) and certain named officers per the Bank Act (collectively referred to as Senior officers).

$ millions, for the year ended October 31, 2011	Board of Directors	Senior officers
Short-term benefits (2)	$1	$24
Post-employment benefits	-	3
Share-based payments (3)	2	25
Termination benefits	-	10
Total compensation	$3	$62
(1)	Board members who are also SET members are included as Senior officers.
(2)	Annual incentive plan payments are included in short-term benefits on a cash basis.
(3)	Amounts included in share-based payments are the grant-date fair values of awards granted in the year.

CIBC Second Quarter 2012	113

(xiii) Segmented information

Results by reporting segments and geographic areas

$ millions, as at or for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
Net interest income (2)	$5,625	$179	$709	$549	$7,062	$6,348	$200	$438	$76
Non-interest income (2)	2,137	1,740	1,160	336	5,373	4,147	458	574	194
Intersegment revenue (3)	283	(283)	-	-	-	n/a	n/a	n/a	n/a
Total revenue	8,045	1,636	1,869	885	12,435	10,495	658	1,012	270
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144	1,013	19	93	19
Amortization (4)	83	7	3	463	556	281	22	245	8
Other non-interest expenses	3,951	1,234	1,215	530	6,930	6,161	274	347	148
Income before income taxes	2,915	391	604	(105)	3,805	3,040	343	327	95
Income taxes	731	112	61	23	927	720	138	44	25
Net income (loss)	$2,184	$279	$543	$(128)	$2,878	$2,320	$205	$283	$70
Net income (loss) attributable to:
Non-controlling interests	$-	$-	$1	$10	$11	$-	$1	$10	$-
Equity shareholders	2,184	279	542	(138)	2,867	2,320	204	273	70
Average assets (5)	$256,362	$3,352	$110,612	$24,201	$394,527	$339,245	$22,756	$19,332	$13,194
(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.
(2)

IFRS adjustments relating to the allocation of net interest and non-interest income between treasury in Corporate and Other, and the Retail and Business Banking and Wholesale Banking SBUs, have been restated in the 2011 comparative year with no impact to total revenue.

(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets and impairment loss on goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions , for the year ended	2011 Oct. 31
Retail and Business Banking
Personal banking	$6,500
Business banking	1,411
Other	134
$8,045
Wealth Management
Retail brokerage	$1,082
Asset management	456
Private wealth management	98
$1,636
Wholesale Banking
Capital markets	$912
Corporate and investment banking	946
Other	11
$1,869
Corporate and Other
International banking	$566
Other	319
$885

114	CIBC Second Quarter 2012

(xiv) Interest income and expense

The table below provides our consolidated interest income and expense in both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31, 2011
	Trading	AFS	FVO	Amortized cost	Total
Interest income
Loans	$2	$-	$-	$10,182	$10,184
Securities	981	421	19	-	1,421
Securities borrowed or purchased under resale agreements	-	-	-	365	365
Deposits with banks	-	-	-	63	63
	$983	$421	$19	$10,610	$12,033
Interest expense
Deposits	$-	$-	$3	$2,567	$2,570
Secured borrowings	-	-	12	1,261	1,273
Securities sold short	346	-	33	9	388
Securities lent or sold under repurchase agreements	-	-	-	264	264
Subordinated indebtedness	-	-	-	215	215
Capital Trust securities	-	-	-	142	142
Other	-	-	-	119	119
	$346	$-	$48	$4,577	$4,971

(xv) Management of risk

Credit risk

Credit quality of the risk-rated business and government portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA related to financial guarantors, and collateral on repurchase agreement activities.

$ millions, as at October 31, 2011
	Exposure at default (EAD)
Grade	Corporate	Sovereign	Banks	Total
Investment grade	$39,831	$27,986	$65,760	$133,577
Non-investment grade	26,482	510	2,244	29,236
Watchlist	546	-	3	549
Default	848	-	-	848
	$67,707	$28,496	$68,007	$164,210
Strong				$7,222
Good				239
Satisfactory				41
Weak				65
Default				4
Total slotted exposure				$7,571
Total business and government portfolios				$171,781

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios include $2.8 billion of small business scored exposures as at October 31, 2011.

$ millions , as at October 31 , 2011
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total
Exceptionally low	$168,805	$33,562	$1,423	$203,790
Very low	12,906	6,796	743	20,445
Low	9,760	13,646	4,252	27,658
Medium	922	6,397	2,296	9,615
High	181	1,746	465	2,392
Default	128	173	118	419
	$192,702	$62,320	$9,297	$264,319

CIBC Second Quarter 2012	115

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean, certain exposures to individuals for non-business purposes, and credit card receivables related to the MasterCard portfolio have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weighted category is provided below.

$ millions, as at October 31, 2011

	Risk-weighted category

	0%	20%	50%	75%	100%		Total
Corporate	$-	$-	$14	$-		$3,975	$3,989
Sovereign	1,646	114	229	-		539	2,528
Bank	-	684	156	-		12	852
Real estate secured personal lending	-	-	-	2,218		-	2,218
Other retail	-	-	-	2,404		173	2,577
	$1,646	$798	$399	$4,622	$	`4,699	$12,164

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the advanced internal ratings-based (AIRB) approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses, and after credit risk mitigation, CVA related to financial guarantors and $50.1 billion of collateral held for our repurchase agreement activities as at October 31, 2011.

$ millions, as at October 31, 2011	Canada	U.S.	Europe	Other	Total
Drawn	$51,796	$12,650	$5,068	$3,508	$73,022
Undrawn commitments	25,421	3,397	381	508	29,707
Repo-style transactions	3,126	1,547	429	82	5,184
Other off-balance sheet	39,001	5,204	5,050	184	49,439
OTC derivatives	6,365	2,774	4,664	626	14,429
	$125,709	$25,572	$15,592	$4,908	$171,781

Business and government exposures by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses, and after credit risk mitigation, CVA related to financial guarantors and $50.1 billion of collateral held for our repurchase agreement activities as at October 31, 2011.

$ millions, as at October 31, 2011	Drawn	Undrawn commitment	Repo-style transactions	Other off- balance sheet	OTC derivatives		Total
Commercial mortgages	$7,420	$151	$-	$-	$-		$7,571
Financial institutions	17,826	2,888	5,035	45,669	10,563	(1)	81,981
Retail and wholesale	2,424	2,228	-	281	39		4,972
Business services	3,723	1,525	-	166	38		5,452
Manufacturing - capital goods	1,532	1,082	-	95	47		2,756
Manufacturing - consumer goods	1,612	940	-	24	19		2,595
Real estate and construction	8,573	3,130	-	753	117		12,573
Agriculture	3,228	1,105	-	33	27		4,393
Oil and gas	3,357	5,480	-	504	530		9,871
Mining	468	1,893	-	311	19		2,691
Forest products	473	474	-	117	51		1,115
Hardware and software	381	381	-	47	5		814
Telecommunications and cable	365	827	-	199	69		1,460
Broadcasting, publishing and printing	444	314	-	157	11		926
Transportation	1,185	1,008	-	270	30		2,493
Utilities	963	2,225	-	614	424		4,226
Education, health, and social services	1,254	937	10	55	92		2,348
Governments	17,794	3,119	139	144	2,348		23,544
	$73,022	$29,707	$5,184	$49,439	$14,429		$171,781
(1)	Includes $487 million of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of CVA was $477 million.

116	CIBC Second Quarter 2012

Liquidity risk

Assets and liabilities

The following table provides the contractual maturity profile of our assets and liabilities. Certain contractual maturity amounts are adjusted for a defined set of management assumptions to determine related expected maturity amounts, which have been incorporated under structural assumptions.

$ millions, as at October 31, 2011	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$1,481	$-	$-	$-	$1,481
Interest-bearing deposits with banks	3,661	-	-	-	3,661
Securities
AFS	10,029	12,737	3,537	815	27,118
Trading	2,733	4,141	4,009	21,830	32,713
FVO	20		444	-	464
Cash collateral on securities borrowed	1,838	-	-	-	1,838
Securities purchased under resale agreements	25,641	-	-	-	25,641
Loans
Residential mortgages	19,019	122,845	8,645	-	150,509
Personal	13,219	20,977	646	-	34,842
Credit card	4,071	11,673	-	-	15,744
Business and government	17,087	13,872	8,704	-	39,663
Allowance for credit losses	-	-	-	(1,803)	(1,803)
Derivative instruments	4,144	11,586	12,540	-	28,270
Customers’ liability under acceptances	9,454	-	-	-	9,454
Other assets	-	-	-	14,163	14,163
Structural assumptions	47,513	(16,878)	(7,990)	(22,645)	-
	$159,910	$180,953	$30,535	$12,360	$383,758
Liabilities
Deposits (1)(2)	$65,731	$45,563	$8,563	$118,055	$237,912
Obligations related to securities sold short	10,316	-	-	-	10,316
Cash collateral on securities lent	2,850	-	-	-	2,850
Secured borrowings	7,206	38,141	5,961	-	51,308
Capital Trust securities	-	-	1,594	-	1,594
Obligations related to securities sold under repurchase agreements	8,564	-	-	-	8,564
Derivative instruments	4,654	12,079	12,059	-	28,792
Acceptances	9,489	-	-	-	9,489
Other liabilities	-	-	-	11,704	11,704
Subordinated indebtedness	-	250	4,888	-	5,138
Structural assumptions	32,270	-	-	(32,270)	-
	$141,080	$96,033	$33,065	$97,489	$367,667
(1)

Deposits less than one year comprise: $23.7 billion with contractual maturities less than three months; $12.3 billion with contractual maturities within three to six months; and $29.7 billion with contractual maturities within six to twelve months.

(2)

Comprises $116.6 billion of personal deposits of which $112.0 billion are in Canada and $4.6 billion in other countries; $117.1 billion of business and government deposits of which $87.8 billion are in Canada and $29.3 billion in other countries; and $4.2 billion of bank deposits of which $1.7 billion are in Canada and $2.5 billion in other countries.

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period

$ millions, as at October 31, 2011	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Unutilized credit commitments	$118,177	$9,986	$10,982	$1,193	$140,338
Backstop liquidity facilities	2,273	-	-	-	2,273
Standby and performance letters of credit	5,180	656	463	24	6,323
Documentary and commercial letters of credit	312	-	-	-	312
	$125,942	$10,642	$11,445	$1,217	$149,246

CIBC Second Quarter 2012	117

14. Accounting developments

We are currently evaluating the impact of adopting the standards listed below:

IFRS 9 “Financial Instruments” – In 2009, the IASB issued IFRS 9 and in 2010, the IASB published amendments to IFRS 9. The standard is expected to replace the guidance in IAS 39 “Financial Instruments: Recognition and Measurement”, on the classification and measurement of financial assets. In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015. IFRS 9 currently provides guidance on the recognition, classification, reclassification and measurement of financial assets and liabilities along with the derecognition of financial assets and liabilities. However, we understand that some aspects of the recognition and measurement guidance in IFRS 9 may be further amended before the standard becomes effective. In addition, the impairment and hedge accounting phases of the IASB’s financial instruments project are currently under development. We continue to monitor all of these developments in this project and continue to assess the impact.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for us on November 1, 2013. The amendments require the following: (i) recognition of actuarial gains and losses immediately in OCI, (ii) full recognition of past service costs (gains) immediately in net income, and (iii) recognition of expected return on plan assets in net income to be calculated based on the rate used to discount the defined benefit obligation. The amendments include additional disclosures that explain the characteristics of the entity’s defined benefit plans and risks associated with the plans, as well as disclosures that describe how defined benefit plans may affect the amount, timing and uncertainty of future cash flows, and details of any asset-liability match strategies used to manage risks. It is expected that the amendments will have an impact on our defined benefit plans, including the recognition of the full funded status of our plans through OCI. We continue to assess the impact of this standard.

IFRS 10 “Consolidated Financial Statements” – Issued in May 2011, IFRS 10 is effective for us on November 1, 2013. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. We are currently assessing the impact of IFRS 10 on our consolidated financial statements.

IFRS 11 “Joint Arrangements” – Issued in May 2011, IFRS 11 is effective for us on November 1, 2013. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, we do not expect IFRS 11 to have a significant impact on our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” – Issued in May 2011, IFRS 12 is effective for us on November 1, 2013. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. We are currently assessing the impact of IFRS 12 on our consolidated financial statements.

IFRS 13 “Fair Value Measurement” – Issued in May 2011, IFRS 13 is effective prospectively for us on November 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. Upon adoption, we do not expect IFRS 13 to have a significant impact on our consolidated financial statements.

Amendments to IAS 28 “Investments in Associates and Joint Ventures” was issued in May 2011 and is effective for us on November 1, 2013. The amendments apply to associates and joint ventures held for sale and to changes in interests held in associates and joint ventures. We are currently assessing the impact of the amended standard on our consolidated financial statements.

Amendments to IAS 1 “Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income” was issued in June 2011 and is effective for us on November 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to net income in the future from those that would never be reclassified to net income. As the amendments to IAS 1 only require changes in the presentation of items in OCI, we do not expect the amendments to have a material impact on our consolidated financial statements.

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” and IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” were issued in December 2011. The effective date for the amendments to IAS 32 for us is November 1, 2014. The effective date for the amendments to IFRS 7 for us is November 1, 2013. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all

118	CIBC Second Quarter 2012

counterparties. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or subject to master netting arrangements or similar arrangements. We do not expect the amendments to have a material impact on our consolidated financial statements.

CIBC Second Quarter 2012	119

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 31, 2012 at 8:00 a.m. (ET). The call will be available in English (416-340-2217 in Toronto, or toll-free 1-866-696-5910 throughout the rest of North America) and French (514-861-2255 in Montreal, or toll-free 1-877-405-9213). A telephone replay of the conference call will be available in English and French until midnight (ET) June 14, 2012. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 2455858#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3108275#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 31, 2012 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll-free at 1-800-387-0825, or fax 416-643-5501.

PRICE OF COMMON SHARES

ISSUED UNDER THE

SHAREHOLDER INVESTMENT PLAN

Dates issued	Share purchase option	Dividend reinvestment & stock dividend options
Feb. 1/12	$75.74
Mar. 1/12	$76.75
Apr. 2/12	$76.77
Apr. 27/12		$72.20

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211

www.cibc.com